Exhibit 99.4

Execution Version

LOAN AGREEMENT

Dated as of November 8, 2022

among

IMMUNOCORE LIMITED

(as Borrower, and a Credit Party),

IMMUNOCORE HOLDINGS PLC

(as Parent, and a Credit Party),

IMMUNOCORE LLC

IMMUNOCORE COMMERCIAL LLC

and

IMMUNOCORE IRELAND LIMITED

(as additional Credit Parties),

THE OTHER GUARANTORS SIGNATORY HERETO OR OTHERWISE PARTY HERETO FROM TIME TO TIME

(as additional Credit Parties),

BIOPHARMA CREDIT PLC

(as Collateral Agent),

BPCR LIMITED PARTNERSHIP

(as a Lender)

and

BIOPHARMA CREDIT INVESTMENTS V (MASTER) LP

(as a Lender)

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	5.5	Operating Accounts	32
	5.6	Compliance with Laws	32
	5.7	Protection of Intellectual Property Rights	33
	5.8	Books and Records	34
	5.9	Access to Collateral; Audits	34
	5.10	Use of Proceeds	34
	5.11	Further Assurances	34
	5.12	Additional Collateral; Guarantors	35
	5.13	Formation or Acquisition of Subsidiaries	36
	5.14	Post-Closing Requirements	36
	5.15	Environmental	37
	5.16	Inventory; Returns; Maintenance of Properties	38
	5.17	Regulatory Obligations; Maintenance of Governmental Authority Approval; Licensure and Designation; Manufacturing, Marketing and Distribution	38
	5.18	Collateral Documents	38

6	NEGATIVE COVENANTS		38
	6.1	Dispositions	38
	6.2	Fundamental Changes; Location of Collateral	38
	6.3	Mergers, Acquisitions, Liquidations or Dissolutions	39
	6.4	Indebtedness	40
	6.5	Encumbrances	40
	6.6	No Further Negative Pledges; Negative Pledge	40
	6.7	Maintenance of Collateral Accounts	40
	6.8	Distributions; Investments	40
	6.9	No Restrictions on Subsidiary Distributions	41
	6.10	Subordinated Debt; Permitted Convertible Indebtedness	41
	6.11	Amendments or Waivers of Organizational Documents	41
	6.12	Compliance	41
	6.13	Compliance with Sanctions and Anti-Money Laundering Laws	42
	6.14	Material Contracts	42

7	EVENTS OF DEFAULT		42
	7.1	Payment Default	43
	7.2	Covenant Default	43
	7.3	Material Adverse Change; Withdrawal Event	43
	7.4	Attachment; Levy; Restraint on Business	43
	7.5	Insolvency	43
	7.6	Other Agreements	44
	7.7	Judgments	44
	7.8	Misrepresentations	44
	7.9	Loan Documents; Collateral	44
	7.10	ERISA Event	44
	7.11	Intercreditor Agreement	44

8	RIGHTS AND REMEDIES UPON AN EVENT OF DEFAULT		45
	8.1	Rights and Remedies	45
	8.2	Power of Attorney	46
	8.3	Application of Payments and Proceeds Upon Default	47
	8.4	Collateral Agent’s Liability for Collateral	47
	8.5	No Waiver; Remedies Cumulative	47
	8.6	Demand Waiver; Makewhole Amount; Prepayment Premium	47

9	NOTICES		47

10	CHOICE OF LAW, VENUE, AND JURY TRIAL WAIVER		49

11	GENERAL PROVISIONS		49
	11.1	Successors and Assigns	49

-ii-

	11.2	Indemnification	51
	11.3	Severability of Provisions	51
	11.4	Correction of Loan Documents	52
	11.5	Amendments in Writing; Integration	52
	11.6	Counterparts	52
	11.7	Survival	52
	11.8	Confidentiality	53
	11.9	Attorneys’ Fees, Costs and Expenses	53
	11.10	Right of Set-Off	53
	11.11	Marshalling; Payments Set Aside	53
	11.12	Electronic Execution of Documents	53
	11.13	Captions	54
	11.14	Construction of Agreement	54
	11.15	Third Parties	54
	11.16	No Advisory or Fiduciary Duty	54
	11.17	Credit Parties’ Agent	54

12	COLLATERAL AGENT		55
	12.1	Appointment and Authority	55
	12.2	Rights as a Lender	55
	12.3	Exculpatory Provisions	55
	12.4	Reliance by Collateral Agent	56
	12.5	Delegation of Duties	56
	12.6	Resignation of Collateral Agent	56
	12.7	Non-Reliance on Collateral Agent and Other Lenders	56
	12.8	Collateral and Guaranty Matters	57
	12.9	Reimbursement by Lenders	57
	12.10	Notices and Items to Lenders	58

13	DEFINITIONS		58
	13.1	Definitions	58

Exhibit A:	Loan Advance Request Form

Exhibit B-1:	Form of Tranche A Term Loan Note

Exhibit B-2:	Form of Tranche B Term Loan Note

Exhibit C:	Form of Security Agreement

Exhibit D:	Commitments; Notice Addresses

Exhibit E:	Form of Compliance Certificate

-iii-

LOAN AGREEMENT

THIS LOAN AGREEMENT (this “Agreement”), dated as of November 8, 2022 (the “Effective Date”) by and among IMMUNOCORE LIMITED, a private limited company incorporated under the laws of England and Wales and limited by shares under registration number 06456207 (as “Borrower” and a Credit Party), IMMUNOCORE HOLDINGS PLC, a public limited company incorporated under the laws of England and Wales with company number 13119746 (as “Parent” and a Credit Party), IMMUNOCORE LLC, a Delaware limited liability company and wholly-owned subsidiary of Borrower (as an additional Credit Party), IMMUNOCORE COMMERCIAL LLC, a Delaware limited liability company and wholly-owned subsidiary of Borrower (as an additional Credit Party), IMMUNOCORE IRELAND LIMITED, a private company with limited liability incorporated under the laws of the Republic of Ireland and wholly-owned subsidiary of Borrower with company number 640262 (as an additional Credit Party) (the “Irish Guarantor”), the other Guarantors signatory hereto or otherwise party hereto from time to time, as additional Credit Parties, BIOPHARMA CREDIT PLC, a public limited company incorporated under the laws of England and Wales with company number 10443190 (as the “Collateral Agent”), BPCR LIMITED PARTNERSHIP, a limited partnership established under the laws of England and Wales with registration number LP020944 (as a “Lender”) and BIOPHARMA CREDIT INVESTMENTS V (MASTER) LP, a Cayman Islands exempted limited partnership acting by its general partner, BioPharma Credit Investments V GP LLC (as a “Lender”), provides the terms on which each Lender shall make, and Borrower shall repay, the Term Loans (as hereinafter defined).  The parties hereto agree as follows:

1          ACCOUNTING AND OTHER TERMS

Except as otherwise expressly provided herein, all accounting terms not otherwise defined in this Agreement shall have the meanings assigned to them in conformity with Applicable Accounting Standards.  Calculations and determinations must be made following Applicable Accounting Standards.  If at any time any change in Applicable Accounting Standards would affect the computation of any financial requirement set forth in any Loan Document (including for purposes of measuring compliance with any provision of Section 6), and either Borrower or the Collateral Agent shall so request, the Collateral Agent and Borrower shall negotiate in good faith to amend such requirement to preserve the original intent thereof in light of such change in Applicable Accounting Standards; provided, that, until so amended, (x) such requirement shall continue to be computed in accordance with Applicable Accounting Standards prior to such change therein and (y) all financial statements, Compliance Certificates and similar documents provided, delivered or submitted hereunder shall be provided, delivered or submitted together with a reconciliation between the calculations and amounts set forth therein before and after giving effect to such change in Applicable Accounting Standards.  Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts referred to herein, including in Section 5 and Section 6 shall be made, without giving effect to any (a) election under ASC 825-10 (or any other Financial Accounting Standards Board Accounting Standards Codification (“ASC”) or Financial Accounting Standard or Applicable Accounting Standard (including IFRS 9) having a similar result or effect) to value any Indebtedness or other liabilities of any Credit Party or any Subsidiary of any Credit Party at “fair value” and (b) any treatment of Indebtedness in respect of convertible debt instruments under ASC 470-20 (or any other ASC or Financial Accounting Standard or Applicable Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof.  Notwithstanding anything to the contrary above or in the definition of “Capital Lease Obligations”, all obligations of any Person that are or would have been treated as operating leases for purposes of Applicable Accounting Standards prior to the effectiveness of ASC 842 shall continue to be accounted for as operating leases for all purposes hereunder or under any other Loan Documents (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with ASC 842 (on a prospective or retroactive basis or otherwise) to be treated as Capital Leases.  Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Section 13.  All other terms contained in this Agreement, unless otherwise indicated, shall have the meaning provided by the Code to the extent such terms are defined therein.  All references to “Dollars” or “$” are United States Dollars, unless otherwise noted.

It being understood and agreed that Borrower, Parent or such other Credit Party may from time to time update certain information in the Perfection Certificate, the Disclosure Letter or such other disclosure schedules attached to Loan Documents after the Effective Date to the extent expressly permitted by one or more provisions in this Agreement and the other Loan Documents to reflect changes since the Effective Date, provided that in no event may the Perfection Certificate, the Disclosure Letter or such other disclosure schedules be updated in a manner that would reflect or evidence a Default or Event of Default (with or without such update).

For purposes of Sections 4, 5 and 6 and solely with respect to the amount of any Indebtedness, Investment or other transaction made or consummated in a currency other than Dollars, no Default or Event of Default shall be deemed to have occurred after the time such Indebtedness, Investment or other transaction is incurred, made or consummated (so long as such Indebtedness, Investment or other transaction, at the time incurred, made or consummated, was permitted hereunder) solely as a result of changes in rates of currency exchange occurring over time.

The Collateral Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes.  The Collateral Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower.  The Collateral Agent may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate, Term SOFR or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to Borrower, any Lender or any other Person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

2            LOANS AND TERMS OF PAYMENT

2.1         Promise to Pay.

Borrower hereby unconditionally promises to pay each Lender the outstanding principal amount of the Term Loans advanced to Borrower by such Lender and accrued and unpaid interest thereon and any other amounts due hereunder as and when due in accordance with this Agreement and the Term Loan Notes.

2.2          Term Loans.

(a)            Availability.  Subject to the terms and conditions of this Agreement (including Sections 3.1, 3.2, 3.5, 3.6 and 3.7):

(i)          Borrower agrees to request in accordance with Section 3.7, and each Lender severally agrees to make, a term loan to Borrower on the Tranche A Closing Date in an original principal amount equal to such Lender’s Tranche A Commitment (individually or collectively, as the context dictates, the “Tranche A Loan”); and

(ii)         At Borrower’s election pursuant to Section 3.7, each Lender severally agrees to make, a term loan to Borrower on the Tranche B Closing Date in an original principal amount not greater than such Lender’s Tranche B Commitment (collectively, the “Tranche B Loan”).

After repayment or prepayment (in whole or in part), no Term Loan (or any portion thereof) may be re-borrowed.

(b)            Repayment.

(i)          [Reserved].

(ii)        The Term Loans, including all unpaid principal thereunder (and, for the avoidance of doubt, all accrued and unpaid interest, all due and unpaid Lender Expenses and any and all other outstanding amounts payable under the Loan Documents), are due and payable in full on the Term Loan Maturity Date.

(iii)       The Term Loans may only (and shall) be repaid or prepaid by way of a repayment or prepayment of the relevant Term Loan Notes which are issued in respect thereof in accordance with Section 2.8, provided that any repayment or prepayment of a principal amount of any Term Loan Note shall reduce the principal amount outstanding of the Term Loan to which such Term Loan Note relates by an equal amount.

(c)            Prepayment of Term Loans.

(i)          Borrower shall have the option, at any time after the Tranche A Closing Date, to prepay, in whole but not in part, outstanding principal amounts under each Term Loan advanced by Lenders under this Agreement in accordance with the terms of the Term Loan Notes; provided that (A) Borrower provides written notice to the Collateral Agent of its election (which shall be irrevocable unless the Collateral Agent otherwise consents in writing) to prepay all of the Term Loans in accordance with the terms of the Term Loan Notes, which notice shall include the amount of the outstanding aggregate principal amount of such Term Loan Notes to be prepaid at least five (5) Business Days prior to such prepayment, and (B) the prepayment of such principal amount shall be accompanied by (x) any and all accrued and unpaid interest thereon through the date of prepayment, (y) other than in the case of an Exempted Prepayment, any and all amounts payable in connection with such prepayment pursuant to Section 2.2(e) and Section 2.2(f) (as applicable) and (z) any and all other amounts payable or accrued and not yet paid under this Agreement and the other Loan Documents with respect to the Term Loan Notes being prepaid (including pursuant to Section 2.4).  The Collateral Agent will promptly notify each Lender of its receipt of such notice, and the amount of such Lender’s Applicable Percentage of such prepayment.  Notwithstanding anything in this Section 2.2(c)(i) to the contrary, Borrower may rescind any notice of prepayment under this Section 2.2(c)(i) if such prepayment would have resulted from a refinancing of the Term Loans or other contingent transaction, which refinancing or transaction shall not be consummated or shall otherwise be delayed (in which case, a new notice shall be required to be sent in connection with any subsequent prepayment).

(ii)        Borrower shall promptly, and in any event no later than ten (10) days after the consummation of a Change in Control, notify the Collateral Agent in writing of the occurrence of such Change in Control, which notice shall include reasonable detail as to the nature, timing and other circumstances of such Change in Control (such notice, a “Change in Control Notice”).  Borrower shall prepay in full all of the Term Loans advanced by Lenders under this Agreement, in accordance with the terms of the Term Loan Notes, no later than ten (10) Business Days after the consummation of such Change in Control, in an amount equal to the sum of (A) all unpaid principal and any and all accrued and unpaid interest with respect to the Term Loans (such interest to be calculated under and in accordance with the terms of each applicable Term Loan Note), and (B) any and all amounts payable with respect to the prepayment under this Section 2.2(c)(ii) pursuant to Section 2.2(e) and Section 2.2(f) (as applicable), together with any and all other amounts payable or accrued and not yet paid under this Agreement and the other Loan Documents (including pursuant to Section 2.4).  The Collateral Agent will promptly notify each Lender of its receipt of the Change in Control Notice, and the amount of such Lender’s Applicable Percentage of such prepayment.

(iii)       Prior to any prepayment, repurchase, redemption or similar action, of the Permitted Convertible Indebtedness in accordance with its terms (the “Convertible Indebtedness Redemption”) (which occurs prior to the Term Loan Maturity Date), Borrower shall promptly, and in any event no later than fifteen (15) days prior to the consummation of such Convertible Indebtedness Redemption, notify the Collateral Agent in writing of the expected occurrence of such Convertible Indebtedness Redemption, which notice shall include the date on which Borrower shall (subject to the occurrence of any events expressly set forth therein) prepay in full all of the Term Loans advanced by Lenders under this Agreement and reasonable detail as to the nature, timing and other circumstances of such Convertible Indebtedness Redemption (such notice, a “Convertible Indebtedness Redemption Notice”).  Borrower shall prepay in full all of the Term Loans advanced by Lenders under this Agreement, in accordance with the terms of the Term Loan Notes, no later than five (5) days prior to the Convertible Indebtedness Redemption, in an amount equal to the sum of (A) all unpaid principal and any and all accrued and unpaid interest with respect to the Term Loans, and (B) any applicable amounts payable with respect to the prepayment under this Section 2.2(c)(iii) pursuant to Section 2.2(e) and Section 2.2(f) (as applicable) and all other amounts payable or accrued and not yet paid under this Agreement and the other Loan Documents (including pursuant to Section 2.4).  The Collateral Agent will promptly notify each Lender of its receipt of the Convertible Indebtedness Redemption Notice, and the amount of such Lender’s Applicable Percentage of such prepayment.  Notwithstanding the foregoing, none of the following shall be deemed to be a Convertible Indebtedness Redemption: (u) any prepayment, repurchase, redemption or similar action of the Permitted Convertible Indebtedness using cash proceeds of any issuance of Permitted Convertible Indebtedness (and any cash proceeds received pursuant to the exercise, early unwind or termination of any Permitted Equity Derivatives in connection with such prepayment, repurchase, redemption or action), provided, however, that such issuance occurs not more than ninety (90) days preceding such prepayment, repurchase, redemption or action; (v) any prepayment, repurchase, redemption or similar action of the Permitted Convertible Indebtedness using cash proceeds of any issuance of Equity Interests (and any cash proceeds received pursuant to the exercise, early unwind or termination of any Permitted Equity Derivatives in connection with such prepayment, repurchase, redemption or action), provided, however, that such issuance occurs not more than ninety (90) days preceding such prepayment, repurchase, redemption or action; (w) the conversion by holders of Permitted Convertible Indebtedness (including any cash payment upon conversion) or required payment of any interest with respect to any Permitted Convertible Indebtedness, in each case, in accordance with the terms of the indenture or other documentation governing such Permitted Convertible Indebtedness, (x) cash payments to redeem any Permitted Convertible Indebtedness; provided, however, that the closing price per share of Parent’s publicly-traded common stock on the Trading Day immediately prior to the day on which Borrower delivers the redemption notice pursuant to the terms of the indenture governing such Permitted Convertible Indebtedness is a least 1.2 times the conversion price of such Permitted Convertible Indebtedness; (y) the exchange of existing Permitted Convertible Indebtedness for (1) new Permitted Convertible Indebtedness (the “Refinancing Convertible Debt”) (or the cash proceeds from the issuance of such Refinancing Convertible Debt) to the extent such Refinancing Convertible Debt is permitted to be issued under the terms of this Agreement and to the extent that such new Refinancing Convertible Debt bears interest at a rate per annum not to exceed the greater of (x) five percent (5.0%) and (y) Term SOFR (as in effect as of the Business Day immediately preceding the pricing of such Refinancing Convertible Debt) plus four percent (4.0%), (2) Equity Interests, (3) the cash proceeds, if any, received pursuant to the exercise, early unwind or termination of any Permitted Equity Derivatives entered into in connection with such existing Permitted Convertible Indebtedness, or (4) cash in respect of accrued and unpaid interest on such exchanged existing Permitted Convertible Indebtedness; or (z) the delivery of Equity Interests and cash in lieu of fractional shares or in respect of accrued and unpaid interest to any holder of Permitted Convertible Indebtedness to induce such holder to convert Permitted Convertible Indebtedness in accordance with the terms of the indenture governing such Permitted Convertible Indebtedness (any such transaction described in clause (w), (x), (y) or (z) above, a “Permitted Transaction” and collectively, the “Permitted Transactions”).

(d)            Prepayment Application.  Any prepayment of the Term Loans in accordance with the Term Loan Notes pursuant to Section 2.2(c) or as a result of the acceleration of the maturity of the Term Loans pursuant to Section 8.1(a) (together with the accompanying Makewhole Amount and Prepayment Premium that is payable pursuant to Section 2.2(e) and Section 2.2(f) as applicable) shall be paid to Lenders in accordance with their respective Applicable Percentages for application to the Obligations in the following order:  (i) first, to due and unpaid Lender Expenses; (ii) second, to due and unpaid Additional Consideration, if any; (iii) third, to accrued and unpaid interest at the Default Rate incurred pursuant to Section 2.3(b), with respect to past due amounts, if any; (iv) fourth, without duplication of amounts paid pursuant to clause (iii) above, to accrued and unpaid interest at the applicable Term Loan Rate; (v) fifth, to the Prepayment Premium, if applicable; (vi) sixth, to the Makewhole Amount, if applicable; (vii) seventh, to the outstanding principal amount of the Term Loans being prepaid; and (viii) eighth, to any remaining amounts then due and payable under this Agreement and the other Loan Documents.

(e)            Makewhole Amount.

(i)         Any prepayment of the Tranche A Loan in accordance with the Tranche A Term Loan Note by Borrower (A) pursuant to Section 2.2(c), or (B) as a result of the acceleration of the maturity of the Term Loans pursuant to Section 8.1(a), in each case occurring prior to the 2nd-year anniversary of the Tranche A Closing Date shall, in any such case, be accompanied by payment of an amount equal to the Tranche A Makewhole Amount.

(ii)        Any prepayment of the Tranche B Loan in accordance with the Tranche B Term Loan Note by Borrower (A) pursuant to Section 2.2(c), or (B) as a result of the acceleration of the maturity of the Term Loans pursuant to Section 8.1(a), in each case occurring prior to the 2nd-year anniversary of the Tranche B Closing Date shall, in any such case, be accompanied by payment of an amount equal to the Tranche B Makewhole Amount.

For the avoidance of doubt, no Makewhole Amount shall be due and owing for any payment of principal of the Term Loans made in connection with an Exempted Tax Prepayment.

(f)             Prepayment Premium.

(i)        Any prepayment of the Tranche A Loan in accordance with the Tranche A Term Loan Note by Borrower (A) pursuant to Section 2.2(c), or (B) as a result of the acceleration of the maturity of the Term Loans pursuant to Section 8.1(a), shall, in any such case, be accompanied by payment of an amount equal to the Tranche A Prepayment Premium.

(ii)       Any prepayment of the Tranche B Loan in accordance with the Tranche B Term Loan Note by Borrower (A) pursuant to Section 2.2(c), or (B) as a result of the acceleration of the maturity of the Term Loans pursuant to Section 8.1(a), shall, in any such case, be accompanied by payment of an amount equal to the Tranche B Prepayment Premium.

For the avoidance of doubt, no Prepayment Premium shall be due and owing for any payment of principal of the Term Loans made on the Term Loan Maturity Date or in connection with an Exempted Prepayment.

(g)            Any Makewhole Amount or Prepayment Premium payable as a result of any prepayment of the Term Loans in accordance with the Term Loan Notes pursuant to Section 2.2(c) or as a result of the acceleration of the maturity of the Term Loans pursuant to Section 8.1(a), shall be presumed to be the liquidated damages sustained by each applicable Lender as the result of the early redemption and repayment of such Term Loan Notes and Borrower agrees that it is reasonable under the circumstances currently existing.  BORROWER EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE REQUIREMENTS OF LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF ANY MAKEWHOLE AMOUNT OR PREPAYMENT PREMIUM IN CONNECTION WITH ANY SUCH PREPAYMENT OR ACCELERATION OR OTHERWISE.  Borrower expressly agrees that (to the fullest extent it may lawfully do so) that: (i) each Makewhole Amount and Prepayment Premium is reasonable and is the product of an arm’s-length transaction among sophisticated business people, ably represented by counsel; (ii) each Makewhole Amount and Prepayment Premium shall be payable notwithstanding the then-prevailing market rates at the time payment thereof is made; (iii) there has been a course of conduct among Lenders and Borrower giving specific consideration in this transaction for such agreement to pay each Makewhole Amount and Prepayment Premium; and (iv) Borrower shall be estopped hereafter from claiming differently than as agreed to in this Section 2.2(g).  Borrower expressly acknowledges that its agreement to pay the Makewhole Amount and Prepayment Premium, as the case may be, to applicable Lenders as herein described is a material inducement to such Lenders to make any Term Loans.  Without affecting any of any Lender’s rights or remedies hereunder or in respect hereof, if Borrower fails to pay the applicable Makewhole Amount or Prepayment Premium when due, then the amount thereof shall thereafter bear interest until paid in full at the Default Rate.

2.3         Payment of Interest on the Term Loans.

(a)            Interest Rate. Interest (other than interest at the Default Rate specifically provided for in this Agreement) shall accrue and be paid under and in accordance with the terms of the applicable Term Loan Notes only.

(b)           Default Rate.  In the event Borrower fails to pay any of the Obligations when due (after giving effect to any applicable grace or cure period, if any) or upon the commencement and during the continuance of an Insolvency Proceeding of Borrower or upon the occurrence and during the continuance of any other Event of Default, immediately (and without notice or demand by any Lender or the Collateral Agent for payment thereof to Borrower) such past due Obligations shall accrue interest at a rate per annum which is three percentage points (3.00%) above the rate that is otherwise applicable thereto (the “Default Rate”), and such interest shall be payable entirely in cash on demand of any Lender or the Collateral Agent; provided, however, that, with respect to any Event of Default of the type described in Section 7 other than Sections 7.1 and 7.5, the Collateral Agent or the Required Lenders shall notify Borrower in writing regarding the accrual of interest at the Default Rate in respect of any such Obligations as promptly as practicable following the occurrence of such Event of Default; provided, further, that the failure of the Collateral Agent or any Lender to deliver such notice to Borrower shall not constitute a waiver of any such Event of Default or affect the right of any Lender or the Collateral Agent to collect or demand such accrued interest with respect to any time prior to the giving of such notice or otherwise prejudice or limit any rights or remedies of the Collateral Agent or any Lender.  Payment or acceptance of the increased interest rate provided in this Section 2.3(b) is not a permitted alternative to timely payment of any Obligations and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Collateral Agent or any Lender.

(c)            360-Day Year.  Interest payable under each Term Loan shall be computed on the basis of a year of 360 days and the actual number of days elapsed.

(d)            Payments.  Except as otherwise expressly provided herein, all Term Loan payments and any other payments hereunder by (or on behalf of) Borrower shall be made on the date specified herein to such bank account of each applicable Lender as such Lender (or the Collateral Agent) shall have designated in a written notice to Borrower delivered on or before the Tranche A Closing Date (which such notice may be updated by such Lender (or the Collateral Agent) by written notice to the Borrower from time to time after the Tranche A Closing Date).  Except as otherwise expressly provided herein, interest is payable quarterly on each Interest Date.  Payments of principal or interest received after 11:00 a.m. on such date are considered received at the opening of business on the next Business Day.  When any payment is due on a day that is not a Business Day, such payment is due on the next Business Day thereafter and additional fees or interest, as applicable, shall continue to accrue until paid.  All payments to be made by Borrower hereunder or under any other Loan Document, including payments of principal and interest made hereunder and pursuant to any other Loan Document, and all fees, expenses, indemnities and reimbursements, shall be made without set-off, recoupment or counterclaim, in lawful money of the United States and in immediately available funds.  For the avoidance of doubt, any payments which are due and payable under Section 2.2 or Section 2.3 hereof with respect to a Term Loan shall be made by (or on behalf of) Borrower without duplication of any of the same exact payments which are due and payable under the Term Loan Note issued in respect of such Term Loan.

2.4         Expenses.  Borrower shall pay to or reimburse (or pay directly on behalf of) the Collateral Agent and, as applicable, each Lender, all of such Person’s reasonable and documented Lender Expenses incurred through and after the Effective Date, promptly after receipt of a written demand therefor by such Lender or the Collateral Agent (with, in the case of any Lender, a copy of such demand to the Collateral Agent), setting forth in reasonable detail such Person’s Lender Expenses.

2.5         Requirements of Law; Increased Costs.   In the event that any applicable Change in Law:

(a)          does or shall subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or the Term Loans (except, in each case, (i) any withholding or deduction for, or on account of, any Taxes in respect of which Additional Amounts will be payable by the Payor pursuant to Section 2.6(a), (ii) any Taxes described in clause (x) through (z) of Section 2.6(a); (iii) any Tax that would not have been so imposed but for the existence of any present or former connection between the Lender or the relevant holder of a Term Loan Note or beneficial owner of a Term Loan Note and the jurisdiction imposing the Tax (including being or having been a citizen or resident of, or maintaining a permanent establishment, branch, office, or assets in, or being or having been present or engaged in business or having a place of business in such jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or subject to Sections 11.1(b)  and (c), disposition of a Term Loan Note or the receipt of any payment in respect of, or the enforcement of, the Term Loan Notes or any Obligations; and (iv) any stamp, documentary or similar taxes or fees or any value added tax (or any equivalent Tax arising in any jurisdiction) which shall be governed by Section 2.6(e) and Section 2.6(f), respectively);

(b)         does or shall impose, modify or hold applicable any reserve, capital requirement, special deposit, compulsory loan, insurance charge or similar requirements against assets held by, or deposits or other liabilities in or for the account of, advances or loans by, or other credit extended by, or any other acquisition of funds by, any Lender and applies specifically to this Agreement or the Term Loan Notes (rather than generally to assets held by, or deposits or other liabilities in or for the account of, advances or loans by, or other credit extended by, or any other acquisition of funds by, a Lender); or

(c)          does or shall impose on any Lender any other condition (other than Taxes); and

the result of any of the foregoing is to increase the cost to such Lender (as determined by such Lender in good faith using calculation methods customary in the industry) of making, renewing or maintaining the Term Loans or to reduce any amount receivable in respect thereof or to reduce the rate of return on the capital of such Lender or any Person controlling such Lender, then, in any such case, Borrower shall promptly pay to the applicable Lender, within thirty (30) days of its receipt of the certificate described below, any additional amounts necessary to compensate such Lender for such additional cost or reduced amounts receivable or rate of return as reasonably determined by such Lender with respect to this Agreement or the Term Loans made hereunder (including, for the avoidance of doubt, under any Term Loan Note).  If any Lender becomes entitled to claim any additional amounts pursuant to this Section 2.5, it shall promptly notify Borrower in writing of the event by reason of which it has become so entitled (with a copy of such notice to the Collateral Agent), and a certificate as to any additional amounts payable pursuant to the foregoing sentence containing the calculation thereof in reasonable detail submitted by such Lender to Borrower (with a copy of such certificate to the Collateral Agent) shall be conclusive in the absence of manifest error.  Failure or delay on the part of any Lender to demand compensation for any increased costs or reduction in amounts received or receivable or reduction in return on capital under this Section 2.5 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that Borrower shall not be under any obligation to compensate such Lender under this Section 2.5 with respect to increased costs or reductions with respect to any period prior to the date that is 180 days prior to the date of the delivery of the notice required pursuant to the foregoing provisions of this paragraph; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof; provided, finally, that this Section 2.5 shall not apply to any such increased cost or reduction in rate of return which is (A) attributable to the willful breach by the relevant Lender of any law or regulation, (B) or compensated for by other provisions of the Loan Documents (or would have been compensated for but was not so compensated solely because of the operation of any relevant exclusions thereto), (C) the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (but excluding any amendment arising out of Basel III) (“Basel III”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Collateral Agent or Lender or any of their Affiliates), or (D) the implementation or application of or compliance with Basel III or CRD IV, in each case, if the increased cost or reduction in rate of return was or should reasonably have been fully quantifiable on the date on which the relevant Lender became a Lender.

For the purposes of the above:

“Basel III” means:

(i)          the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated from time to time;

(ii)          the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; or

(iii)          any further guidance or standards published by the Basel Committee on Banking Supervision relating to Basel III.

“CRD IV” means the capital requirements specified in (i) Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 and (ii) Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC.

2.6          Taxation.

(a)          Withholding Tax.  All payments made by or on behalf of Borrower or, as the case may be, any Guarantor (each, a “Payor”) under or in respect of the Term Loan Notes or any other Obligation will be made free and clear of and without withholding or deduction for, or on account of, any Taxes unless the withholding or deduction of such Taxes is then required by Requirements of Law.  If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(i)          the United Kingdom or any political subdivision or Governmental Authority thereof or therein having power to tax;

(ii)          any jurisdiction from or through which any payment on any Term Loan Note or other Obligation is made by such Payor, or any political subdivision or Governmental Authority thereof or therein having the power to tax;

(iii)         any jurisdiction in which a Payor is incorporated, organized or formed, managed, resident or doing business for Tax purposes, or any political subdivision or Governmental Authority thereof or therein having the power to tax; or

(iv)          any other jurisdiction in which a Payor has a branch, office, assets or permanent establishment, (each of clause (i), (ii), (iii) and (iv) above, a “Relevant Taxing Jurisdiction”),

will at any time be required in respect of any payments made by or on behalf of a Payor with respect to the Term Loan Notes or any other Obligations, including payments of debts, principal, interest, redemption price, premium, fees, expenses and indemnities, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the relevant holder of a Term Loan Note or beneficial owner of a Term Loan Note after such withholding or deduction (including any such deduction or withholding in respect of such Additional Amounts) by the applicable Credit Party or other Person (the “Withholding Agent”), will equal the amounts which would have been received by such holder or beneficial owner in respect of such payments with respect to such Term Loan Note or any other Obligations in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(v)         solely in the case of a payment made by a Guarantor that is U.S. Person, any U.S. federal withholding Taxes imposed on amounts payable to or for the account of the relevant holder of a Term Loan Note or beneficial owner of a Term Loan Note (for purposes of this clause (v), a “Holder”) pursuant to a law in effect on the date on which such Holder acquires such interest in the Term Loan Note and solely to the extent such U.S. federal withholding Taxes are attributable to such Holder’s failure or inability to comply with Section 2.6(k);

(w)          except in the case of a Tax Deduction in respect of a payment to a UK Qualifying Holder, any Tax that would not have been so imposed but for the existence of any present or former connection between the relevant holder of a Term Loan Note or beneficial owner of a Term Loan Note and the Relevant Taxing Jurisdiction (including being or having been a citizen or resident of, or maintaining a permanent establishment, branch, office, or assets in, or being or having been present or engaged in business or having a place of business in the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or subject to Sections 11.1(b) and (c), disposition of a Term Loan Note or the receipt of any payment in respect of, or the enforcement of, the Term Loan Notes or any Obligations;

(x)          any Tax that is imposed, deducted or withheld by reason of the failure or delay by the relevant holder of a Term Loan Note or beneficial owner of a Term Loan Note to comply with a written request of the Payor addressed to such holder or beneficial owner, after reasonable advance notice, to provide certification, information, documents or other evidence concerning the nationality, residence or connection with the Relevant Taxing Jurisdiction of such holder or beneficial owner or to make any declaration or similar claim or satisfy any certification, information, documentation or other reporting requirement, which is required by Requirements of Law, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such Tax, but only to the extent that such holder or beneficial owner is legally eligible to provide such certification or other evidence;

(y)          any withholding or deduction with respect to a Term Loan Note required pursuant to FATCA; or

(z)          any combination of clause (w), (x) and (y) above.

(b)          Withholding Agent.  The Withholding Agent will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with Requirements of Law.  The Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Tax so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes, in such form as provided in the ordinary course by the Relevant Taxing Jurisdiction and as is reasonably available to the Payor and will provide such certified copies to the Collateral Agent.  The Collateral Agent will promptly make available such copies to Lenders and will deliver copies thereof to the principal executive office of Borrower set forth in Section 9 hereof if the Term Loan Notes are then admitted for trading.

(c)          Reimbursement.  If the Withholding Agent is required by any Requirements of Law, as modified by the practice of a Governmental Authority, to make any deduction or withholding of any Tax in respect of which Payor would be required to pay any Additional Amounts, but for any reason the Withholding Agent does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against any holder of Term Loan Notes, and such holder pays such liability, then the Withholding Agent will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Withholding Agent) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the relevant Governmental Authority.

(d)            [Reserved]

(e)          Stamp Taxes.  Each Credit Party agrees to pay all stamp, documentary or similar taxes or fees which may be payable in respect of (i) the execution and delivery or the enforcement of this Agreement or any guaranty, or the execution and delivery or the enforcement (but not the transfer) of any of the Term Loan Notes, in the United Kingdom or any other jurisdiction of organization of the Credit Parties or any Subsidiary or any other jurisdiction where a Credit Party or any Subsidiary has assets, and (ii) any amendment of, or waiver or consent under or with respect to, this Agreement or any guaranty or any of the Term Loan Notes or any other Obligations.

(f)          Value Added Tax.

(i)          Each Credit Party agrees to pay any value added tax (or any equivalent Tax arising in any jurisdiction) due and payable in respect of a reimbursement or indemnification of costs and expenses by such Credit Party under this Agreement (“Paying Party”), save to the extent such value added tax is recoverable (including by way of credit or repayment from a relevant tax authority), and such Paying Party will hold the beneficiary of the reimbursement or indemnification to the extent permitted by Requirements of Law harmless against any loss or liability resulting from nonpayment or unreasonable delay in payment following written notification to a Paying Party that such amount in respect of any such Tax is required to be paid by the Paying Party hereunder.

(ii)          In any action or proceeding between any Credit Party and the Collateral Agent or any Lender arising out of or relating to the Loan Documents, the party that is responsible for paying an amount (“Responsible Party”) also agrees to pay any value added tax (or any equivalent Tax arising in any jurisdiction) due and payable in respect of any such reimbursement or indemnification of reasonable attorneys’ fees and other costs and expenses incurred, save to the extent such value added tax is recoverable (including by way of credit or repayment from a relevant tax authority), and such Responsible Party will hold the beneficiary of the reimbursement or indemnification to the extent permitted by Requirements of Law harmless against any loss or liability resulting from nonpayment or unreasonable delay in payment following written notification to a Responsible Party that such amount in respect of any such Tax is required to be paid by the Responsible Party hereunder.

(g)          Additional Amounts.  Wherever there are mentioned in any context in the Term Loan Notes or any other Obligations, the payment of principal, interest, purchase price in connection with a purchase of the Term Loan Notes, premium, fees, expenses, indemnities or any other amounts payable on or with respect to any of the Term Loan Notes, such reference shall be deemed to include payment of Additional Amounts as described under this Section 2.6 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(h)          Tax Credit.  If any payment is made by a Credit Party to or for the account of the holder of any Term Loan Note after deduction for or on account of any Taxes, and increased payments are made by the relevant Credit Party pursuant to Section 2.5(a) or Section 2.6(a), then, if such holder at its sole discretion determines that it has received or been granted a refund of or has obtained and utilized a credit in respect of such Taxes, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund or credit, reimburse to the relevant Credit Party such amount as such holder shall, in its sole discretion, determine to be attributable to the relevant Taxes or deduction or withholding.  Nothing herein contained shall interfere with the right of the holder of any Term Loan Note to arrange its tax affairs in whatever manner it thinks fit and, in particular, no holder of any Term Loan Note shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or oblige any holder of any Term Loan Note to disclose any information relating to its tax affairs or any computations in respect thereof.

(i)             FATCA:

(i)          Each party hereto (“Supplying Party”) shall, within ten (10) Business Days of a reasonable request by another party to this Agreement (“Requesting Party”) supply to the Requesting Party such forms, documentation and other information as that party reasonably requests for the purposes of determining: (x) the Requesting Party and the Supplying Party’s compliance with FATCA or with any other law, regulation, or exchange of information regime; or (y) the amount, if any, to deduct and withhold in respect of a payment made to holder of a Term Loan Note or beneficial owner of a Term Loan Note.

(ii)        Each party to this Agreement agrees that Section 2.6(i)(i) shall not oblige any party to this Agreement to do anything, which would or might in its reasonable opinion constitute a breach of: (x) any law or regulation; (y) any fiduciary duty; or (z) any duty of confidentiality.

(j)            General.  References in this Section 2.6 to principal, interest and premium shall be deemed also to refer to any additional amounts which may be payable under this Section 2.6 or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to any Loan Document.

(k)           Status of Lenders.  Any Lender that is not a U.S. Person shall, to the extent it is legally entitled to do so, deliver to Borrower and the Collateral Agent, on or about the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or the Collateral Agent), executed copies of IRS Forms W-9, W-8IMY and W-8BEN or W-8BEN-E (claiming the benefits of an income tax treaty to which the United States is a party), as applicable, as a basis for claiming complete exemption from any U.S. federal withholding Tax on interest (or original issue discount) which may be imposed on any payment made under this Agreement.

(l)           Surviving Obligations.  The obligations of Borrower (or any other Credit Party) under this Section 2.6 shall survive the payment or transfer of any Term Loan Note and the provisions of this Section 2.6 shall also apply, subject to Sections 11.1(b) and (c), to successive transferees of the Term Loan Notes.

2.7        Additional Consideration.  As additional consideration for the obligation of each Lender to fund its Applicable Percentage of the Term Loans and the funding of its Applicable Percentage of the Term Loans pursuant to Section 2.2(a) and Section 3.7:

(a)           on the Tranche A Closing Date, Borrower shall pay to each Lender an amount equal to the product of (i) the sum of such Lender’s Tranche A Commitment, multiplied by (ii) 0.025 (such product, the “Tranche A Additional Consideration”); and

(b)          on the date that is the earlier to occur of (i) the Tranche B Closing Date and (ii) June 30, 2024, Borrower shall pay to each Lender an amount equal to the product of (i) the sum of such Lender’s Tranche B Commitment, multiplied by (ii) 0.025 (such product, the “Tranche B Additional Consideration” and, collectively with the Tranche A Additional Consideration, the “Additional Consideration”).

Any and all Additional Consideration shall be fully earned when paid and shall not be refundable for any reason whatsoever and, except as described below, shall be treated as original issue discount with respect to the Tranche A Loan and the Tranche B Loan, respectively, for U.S. federal income tax purposes.  The Additional Consideration payable hereunder shall be deducted from the proceeds of the Tranche A Loan and the Tranche B Loan, as applicable, to be advanced to Borrower pursuant to Section 2.2(a) and Section 3.7; provided, however, that if the Tranche B Closing Date does not occur on or before June 30, 2024, the Tranche B Additional Consideration shall be due and payable on June 30, 2024 (without deduction from any Term Loan proceeds).

2.8         Note Register; Term Loan Notes.

(a)          Note Register.  Borrower will maintain at all times at its principal executive office a register showing (x) the names and addresses of the beneficial holders of each Term Loan Note and (y) the amount of each Term Loan Note held by every holder (the “Note Register”) and provides for the registration and transfer of Term Loan Notes so that each Term Loan is at all times in “registered form” within the meaning of Section 163(f), 871(h)(2) and 881(c)(2) of the IRC and any related regulations (and any other relevant or successor provisions of the IRC or such regulations).  Each Term Loan: (i) shall, pursuant to this clause (a), be registered as to both principal and any stated interest with Borrower or its agent, and (ii) may only be transferred or exchanged by any Lender in accordance with Section 11.1 hereof.  Borrower shall only be required to issue a replacement Term Loan Note in the same principal amount as the original Term Loan Note and of like tenor upon receipt of an affidavit of an officer of a Lender as to the loss, theft, destruction, or mutilation of its original Term Loan Note.  Any Term Loan Note issued in exchange for any other Term Loan Note or upon transfer thereof shall carry the rights to unpaid interest and interest to accrue that were carried by the Term Loan Note so exchanged or transferred, and neither gain nor loss of interest shall result from any such transfer or exchange.  Any stamp, documentary, transfer or similar taxes or governmental charge or fees relating to such transaction shall be paid by the holder requesting the exchange.  The entries in the Note Register shall be conclusive and binding for all purposes, including as to the outstanding principal amount of the Term Loan Note and the payment of interest, principal and other sums due hereunder absent manifest error and Borrower, Lenders and any of their respective agents may treat the Person in whose name any Term Loan Note is registered as the sole and exclusive record and beneficial holder and owner of such Term Loan Note for all purposes whatsoever. Upon the reasonable written request by Borrower, each Lender agrees to furnish any information necessary for Borrower to maintain the Note Register in accordance with this Section 2.8.

(b)          Term Loan Notes.  Borrower shall issue, execute and deliver to each Lender to evidence such Lender’s Term Loan, (i) on the Tranche A Closing Date, a Tranche A Term Loan Note, and (ii) on the Tranche B Closing Date, a Tranche B Term Loan Note.  All amounts due under the Term Loan Notes shall be repayable as set forth in this Agreement and the applicable Term Loan Notes, and interest shall accrue on the principal amount of the Term Loans represented by the Term Loan Notes, in each case, in accordance with the terms of the applicable Term Loan Notes.  All Term Loan Notes shall rank for all purposes pari passu with each other.

2.9         Listing of Term Loan Notes.

(a)          Borrower shall (i) use its best efforts to obtain a listing of the outstanding Term Loan Notes on The International Stock Exchange (TISE) or another “recognised stock exchange” within the meaning of section 1005 Income Tax Act 2007 (of the United Kingdom) prior to the first Interest Date occurring in the calendar quarter immediately following the Closing Date, and (ii) use its best efforts to maintain such listing for as long as any Term Loan Notes are outstanding.

(b)          If the Term Loan Notes are listed on a “recognised stock exchange” within the meaning of section 1005 Income Tax Act 2007 (of the United Kingdom) and, as a result of a Change in Law, a deduction or withholding would be required in relation to payments made to any Lender, or the Term Loan Notes cease to be so listed, Borrower shall notify the Collateral Agent and Lenders of this fact as soon as reasonably practicable (and in no event later than ten (10) Business Days) after a Responsible Officer of any Credit Party becomes aware of such fact.

3            CONDITIONS OF TERM LOANS

3.1         Conditions Precedent to Tranche A Loan.  Each Lender’s obligation to advance its Applicable Percentage of the Tranche A Loan Amount is subject to the satisfaction (or waiver in accordance with Section 11.5 hereof) of the following conditions:

(a)          the Collateral Agent’s and each Lender’s receipt:

(i)        on the Effective Date, of copies of the Loan Agreement, the Disclosure Letter, the Perfection Certificate for Borrower and its Subsidiaries and the Advance Request Form, in each case (x) dated as of the Effective Date, (y) executed (where applicable) and delivered by each applicable Credit Party, and (z) in form and substance reasonably satisfactory to the Collateral Agent; and

(ii)        on the Tranche A Closing Date, of copies of the other Loan Documents (including the schedules thereto), including the Tranche A Term Loan Notes executed by Borrower and the Collateral Documents (but excluding any Control Agreements, Collateral Access Agreements and any other Loan Document described in Schedule 5.14 of the Disclosure Letter to be delivered after the Tranche A Closing Date) and, if and to the extent any update thereto is necessary between the Effective Date and the Tranche A Closing Date, an updated Disclosure Letter or Perfection Certificate (provided, that in no event may the Disclosure Letter or the Perfection Certificate be updated in a manner that would reflect or evidence a Default or Event of Default (with or without such update)), in each case (x) dated as of the Tranche A Closing Date, (y) executed (where applicable) and delivered by each applicable Credit Party, and (z) in form and substance reasonably satisfactory to the Collateral Agent;

(b)           the Collateral Agent’s receipt of (i) true, correct and complete copies of the Operating Documents of each of Borrower and the Credit Parties, (ii) a Secretary’s Certificate, dated the Tranche A Closing Date, certifying that the foregoing copies are true, correct and complete (such Secretary’s Certificate to be in form and substance reasonably satisfactory to the Collateral Agent), and (iii) in respect of Borrower, a copy of its “PSC register” (within the meaning of section 790C(10) of the Companies Act 2006) and a certification that either (A) that each relevant Credit Party (including Borrower) has complied within the relevant timeframe with any notice it has received pursuant to Part 21A of the Companies Act 2006 from that Charged Company and no “warning notice” or “restrictions notice” (in each case as defined in Schedule 1B of the Companies Act 2006) has been issued in respect of its shares or (B) that Borrower is not required to comply with Part 21A of the Companies Act 2006;

(c)        the Collateral Agent’s receipt of a good standing certificate for each Credit Party (where applicable in the subject jurisdiction) (or a letter of status with respect to the Irish Guarantor as of a date no earlier than thirty (30) days prior to the Tranche A Closing Date), certified (where available) by the Secretary of State (or the equivalent thereof) of the jurisdiction of incorporation, formation or organization of such Person as of a date no earlier than thirty (30) days prior to the Tranche A Closing Date (provided that a good standing certificate shall not be required with respect to any Credit Party incorporated in England & Wales or Scotland);

(d)          the Collateral Agent’s receipt of a Secretary’s Certificate in relation to each Credit Party, dated the Tranche A Closing Date, certifying that (i) attached as Exhibit A to such certificate is a true, correct, and complete copy of the Borrowing Resolutions then in full force and effect authorizing and ratifying the execution, delivery, and performance by such Credit Party of the Loan Documents to which it is a party, (ii) the name(s) and title(s) of the officers of such Credit Party authorized to execute the Loan Documents to which such Credit Party is a party on behalf of such Credit Party together with a sample of the true signature(s) of such Credit Party(s), and (iii) that the Collateral Agent and each Lender may conclusively rely on such certificate with respect to the authority of such officers unless and until such Credit Party shall have delivered to the Collateral Agent a further certificate canceling or amending such prior certificate;

(e)          each Credit Party shall have obtained all Governmental Approvals, if any, and all consents or approvals of other Persons, including the approval or consent of the equityholders of Borrower, if any, in each case that are necessary in connection with the transactions contemplated by the Loan Documents, and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to the Collateral Agent;

(f)          the Collateral Agent’s receipt on the Tranche A Closing Date of opinions of (i) Cooley LLP, US counsel to the Credit Parties, (ii) Akin Gump LLP, English counsel to the Collateral Agent and (iii) Matheson LLP, Irish counsel to the Collateral Agent, in each case in form and substance reasonably satisfactory to the Collateral Agent;

(g)          (i) subject to Section 5.4 and Section 5.14, the Collateral Agent’s receipt on the Tranche A Closing Date of (i) evidence that any products liability and general liability insurance policies maintained regarding any Collateral are in full force and effect and (ii) appropriate evidence showing the Collateral Agent, for the benefit of Lenders and the other Secured Parties, having been named as additional insured or loss payee, as applicable (such evidence to be in form and substance reasonably satisfactory to the Collateral Agent) with respect to any general liability insurance policies maintained in the United States regarding any Collateral;

(h)          the Collateral Agent’s receipt prior to the Effective Date of all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”);

(i)          concurrent with the funding of the Tranche A Loan, (i) payment of Lender Expenses then due as specified in Section 2.4 hereof for which Borrower has received an invoice at least one (1) Business Day prior, and payment of the Additional Consideration in accordance with Section 2.7, which such payments shall be deducted from the proceeds of the Tranche A Loan, and (ii) payment of any and all expenses incurred in connection with the repayment of all amounts outstanding under the Existing Credit Agreement;

(j)          (i) a payoff letter in respect of the Indebtedness outstanding under the Existing Credit Agreement from Oxford Finance Luxembourg S.ar.l. and evidencing the repayment in full of all such Indebtedness and all other amounts outstanding pursuant thereto prior to or concurrent with the funding of the Tranche A Loan on the Tranche A Closing Date, and (ii) evidence of the termination of any and all Liens on or security interests in any and all collateral securing the payment of any such Indebtedness and any guaranty and other obligation of Parent or any of its Subsidiaries thereunder in favor of any Person in connection with such repayment (such evidence in form and substance reasonably satisfactory to the Collateral Agent);

(k)          the Collateral Agent’s receipt of a certificate, dated the Tranche A Closing Date and signed by a Responsible Officer of Borrower, confirming: (i) there is no Adverse Proceeding pending or, to the Knowledge of Parent, threatened, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, except as set forth on Schedule 4.7 of the Disclosure Letter; (ii) satisfaction of the conditions precedent set forth in this Section 3.1 and in Section 3.5, Section 3.6 and Section 3.7 (such certificate to be in form and substance reasonably satisfactory to the Collateral Agent); and (iii) that the organizational structure and capital structure of Parent and each of its Subsidiaries is as described on Schedule 4.15 of the Disclosure Letter as at the Tranche A Closing Date.

3.2        Conditions Precedent to Tranche B Loan.  Each Lender’s obligation to advance its Applicable Percentage of the Tranche B Loan Amount is subject to the satisfaction (or waiver in accordance with Section 11.5 hereof) of the following conditions:

(a)          the Collateral Agent’s and each Lender’s receipt, on the Tranche B Closing Date, of the Tranche B Term Loan Note executed by Borrower, and, if and to the extent any update thereto is necessary between the Tranche A Closing Date and the Tranche B Closing Date, an updated Disclosure Letter or Perfection Certificate (provided, that in no event may the Disclosure Letter or the Perfection Certificate be updated in a manner that would reflect or evidence a Default or Event of Default (with or without such update)), in each case (x) dated as of the Tranche B Closing Date, (y) executed (where applicable) and delivered by each applicable Credit Party, and (z) in form reasonably satisfactory to the Collateral Agent;

(b)           the Collateral Agent’s receipt of a Secretary’s Certificate in relation to each Credit Party, dated the Tranche B Closing Date, certifying that (i) the Borrowing Resolutions adopted as of the Tranche A Closing Date authorizing the Term Loans and previously delivered to the Collateral Agent pursuant to Section 3.1(d) have not been modified and remain in full and effect or (ii) attached as Exhibit A to such certificate is a true, correct, and complete copy of the Borrowing Resolutions then in full force and effect authorizing the Tranche B Loan;

(c)            [RESERVED];

(d)           concurrent with the funding of the Tranche B Loan, payment of Lender Expenses then due as specified in Section 2.4 hereof for which Borrower has received an invoice at least one (1) Business Day prior, and payment of the Additional Consideration in accordance with Section 2.7, which such payments shall be deducted from the proceeds of the Tranche B Loan;

(e)           no prepayment of the principal amount of any Term Loan has been made, in whole or in part pursuant to Section 2.2(c) or as a result of the acceleration of the maturity of any Term Loan pursuant to Section 8.1(a); and

(f)          the Collateral Agent’s receipt of a certificate, dated the Tranche B Closing Date and signed by a Responsible Officer of Borrower, confirming: (i) there is no Adverse Proceeding pending or, to the Knowledge of Parent, threatened, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, except as set forth on Schedule 4.7 of the Disclosure Letter delivered in accordance with Section 3.1(a)(i) or Section 3.2(a)(i), as applicable; and (ii) satisfaction of the conditions precedent set forth in this Section 3.2 and in Section 3.5, Section 3.6 and Section 3.7 (such certificate to be in form and substance reasonably satisfactory to the Collateral Agent).

3.3         [RESERVED].

3.4         [RESERVED].

3.5        Additional Conditions Precedent to Term Loans.  The obligation of each Lender to advance its Applicable Percentage of each Term Loan is subject to the following additional conditions precedent:

(a)        the representations and warranties made by the Credit Parties in Section 4 of this Agreement and in the other Loan Documents are true and correct in all material respects on the applicable Closing Date, unless any such representation or warranty is stated to relate to a specific earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date (it being understood that any representation or warranty that is qualified as to “materiality,” “Material Adverse Change,” or similar language shall be true and correct in all respects (as so qualified), in each case, on the applicable Closing Date (both with and without giving effect to the Term Loans) or as of such earlier date, as applicable); and

(b)          there shall not (i) have occurred and be continuing any Default or (ii) have occurred any Event of Default that is continuing or that has not been waived by the Collateral Agent and the Required Lenders in accordance with Section 11.5.

3.6         Covenant to Deliver.  The Credit Parties agree to deliver to the Collateral Agent or each Lender, as applicable, each item required to be delivered to Collateral Agent or each Lender, as applicable, under this Agreement as a condition precedent to any Term Loans; provided, however, that any such items set forth on Schedule 5.14 of the Disclosure Letter shall be delivered to the Collateral Agent within the time period prescribed therefor on such schedule.  The Credit Parties expressly agree that any Term Loans made prior to the receipt by the Collateral Agent or any Lender, as applicable, of any such item shall not constitute a waiver by the Collateral Agent or any Lender of the Credit Parties’ obligation to deliver such item, and the making of any Term Loans in the absence of any such item required to have been delivered by the date of such Term Loans shall be in the applicable Lender’s sole discretion.

3.7        Procedures for Borrowing.  Subject to the prior satisfaction of all other applicable conditions to the making of each Term Loan set forth in this Agreement, to obtain the Term Loans, Borrower shall deliver to the Collateral Agent and Lenders by electronic mail a completed Advance Request Form for the Term Loans executed by a Responsible Officer of Borrower (which notice shall be irrevocable on and after the date on which such notice is given and Borrower shall be bound to make a borrowing in accordance therewith), in which case each Lender agrees, subject to the satisfaction of the applicable conditions precedent set forth in this Article 3, to advance an amount equal to its Applicable Percentage of the applicable Term Loan Amount to Borrower on the applicable Closing Date, by wire transfer of same day funds in Dollars, to such account(s) in the United States as may be designated in writing to the Collateral Agent by Borrower at least two (2) Business Days prior to such Closing Date; provided, however, that with respect to the Tranche B Loan, Borrower shall deliver to the Collateral Agent by electronic mail, at its option should it wish to obtain the Tranche B Loan, such completed Advance Request Form no later than May 1, 2024.

4            REPRESENTATIONS AND WARRANTIES

In order to induce each Lender and the Collateral Agent to enter into this Agreement and for each Lender to make the Term Loans to be made on the applicable Closing Date, each Credit Party, jointly and severally with each other Credit Party, represents and warrants to each Lender and the Collateral Agent that the following statements are true and correct as of the Effective Date and on the applicable Closing Date on which each Term Loan is made (both with and without giving effect to the Term Loans) except as otherwise expressly specified below:

4.1       Due Organization, Existence, Power and Authority.  Parent and each of its Subsidiaries (a) is duly incorporated, organized or formed, and validly existing and, where applicable and save with respect to any UK Credit Party or Irish Credit Party, in good standing under the laws of its jurisdiction of incorporation, organization or formation identified on Schedule 4.15 of the Disclosure Letter, (b) has all requisite power and authority to (i) own, lease, license and operate its assets and properties and to carry on its business as currently conducted and (ii) execute and deliver the Loan Documents to which it is a party and to perform its obligations thereunder and otherwise carry out the transactions contemplated thereby, (c) is duly qualified and, where applicable and save with respect to any UK Credit Party or Irish Credit Party, in good standing under the laws of each jurisdiction where its ownership, lease, license or operation of assets or properties or the conduct of its business requires such qualification, and (d) has all requisite Governmental Approvals to operate its business as currently conducted; except in each case referred to clauses (a) (other than with respect to Borrower and any other Credit Party), (b)(i), (c) or (d) above, to the extent that failure to do so could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

4.2        Equity Interests.  All of the outstanding Equity Interests in each Subsidiary of Parent, the Equity Interests in which are required to be pledged pursuant to the Collateral Documents, have been duly authorized and validly issued, are (where required by Requirements of Law to be) fully paid and, in the case of Equity Interests representing corporate interests, are non-assessable and, on the applicable Closing Date, all such Equity Interests owned directly by Parent or any other Credit Party are owned free and clear of all Liens except for Permitted Liens.  Schedule 4.2 of the Disclosure Letter identifies each Person, the Equity Interests in which are required to be pledged on the applicable Closing Date pursuant to the Collateral Documents.

4.3        Authorization; No Conflict.  Except as set forth on Schedule 4.3 of the Disclosure Letter, the execution, delivery and performance by each Credit Party of the Loan Documents to which it is a party, and the consummation of the transactions contemplated thereby, (a) have been duly authorized by all necessary corporate or other organizational action and (b) do not and will not (i) contravene the terms of any of such Person’s Operating Documents, (ii) conflict with or result in any breach or contravention of, or require any payment to be made under (A) after giving effect to the payoff and termination of the Existing Credit Agreement, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or affecting such Person or the assets or properties of such Person or any of its Subsidiaries or (B) any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which such Person or any of its properties or assets are subject, (iii) result in the creation of any Lien (other than under the Loan Documents) or (iv) violate any Requirements of Law, except, in the cases of clauses (b)(ii) and (b)(iv) above, to the extent that such conflict, breach, contravention, payment or violation could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

4.4      Government Consents; Third Party Consents.  Except as set forth on Schedule 4.4 of the Disclosure Letter and save for the completion of any Perfection Requirements, no Governmental Approval or other approval, consent, exemption or authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person (including any counterparty to any Current Company IP Agreement or other Material Contract) is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Credit Party of this Agreement or any other Loan Document, or for the consummation of the transactions contemplated hereby or thereby, (b) the grant by any Credit Party of the Liens granted by it pursuant to the Collateral Documents, (c) the perfection or maintenance of the Liens created under the Collateral Documents (including the priority thereof) or (d) the exercise by the Collateral Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents, except in each case of clause (a) through (d) above, for (i) filings necessary to perfect the Liens on the Collateral granted by the Credit Parties to the Collateral Agent for the benefit of Lenders and the other Secured Parties (including those required under the Collateral Documents to be made after the date hereof), (ii) the approvals, consents, exemptions, authorizations, actions, notices and filings which have been duly obtained, taken, given or made and are in full force and effect, (iii) filings under state or federal securities laws, (iv) notices required to be delivered by the Collateral Agent or any Lender in connection with, or the cooperation of any third Person (that is not an Affiliate of any Credit Party) that is required for, any exercise of rights and remedies by the Collateral Agent or any Lender, and (v) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

4.5         Binding Obligation.  This Agreement and each other Loan Document has been duly executed and delivered by Parent, Borrower and each other Credit Party that is a party hereto and thereto and, subject to the Legal Reservations and following completion of the Perfection Requirements (as applicable), constitutes a legal, valid and binding obligation of each such Credit Party, enforceable against each such Credit Party in accordance with its terms.

4.6       Collateral.  In connection with this Agreement, Parent has delivered to the Collateral Agent a completed certificate signed by a Responsible Officer of Parent (the “Perfection Certificate”).  Each Credit Party, jointly and severally, represents and warrants to the Collateral Agent and each Lender that:

(a)         (i) its exact legal name is that indicated on the Perfection Certificate and on the signature page thereof; (ii) it is an organization of the type and is organized or incorporated in the jurisdiction set forth in the Perfection Certificate; (iii) the Perfection Certificate accurately sets forth its organizational identification number or company registration number, as applicable, or accurately states that it has none; (iv) the Perfection Certificate accurately sets forth as of the applicable Closing Date its place of business, registered address (with respect to the UK Credit Party and an Irish Credit Party), or, if more than one, its chief executive office or registered office as well as its mailing address (if different than its chief executive office or registered office); (v) except as set forth in the Perfection Certificate, it (and each of its predecessors) has not, in the five (5) years prior to the applicable Closing Date, changed its jurisdiction of formation, organizational structure or type, or any organizational number assigned by its jurisdiction; and (vi) all other information set forth on the Perfection Certificate pertaining to it and each of its Subsidiaries is accurate and complete in all material respects as of the applicable Closing Date.  If any Credit Party is not now a Registered Organization but later becomes one, it shall promptly notify the Collateral Agent of such occurrence and provide the Collateral Agent with such Credit Party’s organizational identification number.

(b)          (i) it has good and valid title to, has the rights it purports to have in, and subject to Permitted Subsidiary Distribution Restrictions, Permitted Negative Pledges and the occurrence of the applicable Closing Date, the power to transfer each item of the Collateral upon which it purports to grant a Lien under any Collateral Document, free and clear of any and all Liens except Permitted Liens and except for such minor irregularities or defects in title as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change and (ii) it has no deposit accounts maintained at a bank or other depository or financial institution which are not Excluded Accounts other than the deposit accounts described in the Perfection Certificate delivered to the Collateral Agent.

(c)          a true, correct and complete list of each pending, registered, issued or in-licensed Patent, Copyright and Trademark that relate to the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, packaging, labelling, promotion, advertising, offer for sale, distribution or sale of Product in the Territory that, individually or taken together with any other such Patents, Copyrights or Trademarks, is material to the Product line of business of Parent and its Subsidiaries, taken as a whole, and that is owned or co-owned by, or exclusively or non-exclusively licensed to, any Credit Party or any of its Subsidiaries as of the applicable Closing Date (collectively, the “Current Company IP”), including its name/title, current owner or co-owners (including ownership interest), registration, patent or application number, and registration or application date, in each jurisdiction where issued or filed in the Territory, is set forth on Schedule 4.6(c) of the Disclosure Letter.  Except as set forth on Schedule 4.6(c) of the Disclosure Letter:

(i)          (A) each item of Current Company IP owned or co-owned by a Credit Party or any of its Subsidiaries is currently valid, subsisting and enforceable, and no item of Current Company IP owned or co-owned by a Credit Party or any of its Subsidiaries has in any respect lapsed or expired, or been cancelled, held unpatentable, held unenforceable or held invalid in a final non-appealable court decision, or become abandoned (other than through the lapse, expiration or abandonment of such Current Company IP in the exercise of normal pre-grant prosecution practices and reasonable business judgment), and, to the Knowledge of such Credit Party, no circumstance or grounds exist that would lead to any such Current Company IP being held unpatentable, unenforceable or invalid in a final, non-appealable court decision, or reduce the ownership or use of such Current Company IP, by any Credit Party or any of its Subsidiaries, and (B) no written notice has been received challenging the validity, patentability, enforceability, inventorship or ownership (other than from patent and trademark offices through the normal pre-grant prosecution practices), or relating to any lapse, expiration, invalidation, cancellation, abandonment or unenforceability, of any item of Current Company IP owned or co-owned by a Credit Party or any of its Subsidiaries (other than through the lapse, expiration or abandonment of such Current Company IP in the exercise of normal pre-grant prosecution practices and reasonable business judgment);

(ii)          to the Knowledge of such Credit Party, (A) each item of Current Company IP that is licensed from another Person is in force, and no item of Current Company IP that is licensed by a Credit Party or any of its Subsidiaries has in any respect lapsed or expired, or been cancelled, held unpatentable, held unenforceable or held invalid in a final non-appealable court decision, or become abandoned (other than through the lapse, expiration or abandonment of such Current Company IP in the exercise of normal pre-grant prosecution practices and reasonable business judgment of licensor), and (B) no written notice has been received challenging the validity, patentability, enforceability, inventorship or ownership, or relating to any lapse, expiration, invalidation, cancellation, abandonment or unenforceability, of any item of Current Company IP that is licensed by a Credit Party or any of its Subsidiaries (other than from patent and trademark offices through the licensor’s normal pre-grant prosecution practices);

(iii)        each Credit Party or any of its Subsidiaries possesses valid title to the Current Company IP for which it is listed as the owner or co-owner, as applicable, on Schedule 4.6(c) of the Disclosure Letter.  There are no Liens on any Current Company IP other than Permitted Liens.  Except as set forth on Schedule 4.6(c) of the Disclosure Letter, (x) each Person who has or has had any rights in or to owned Current Company IP or any trade secrets owned by any Credit Party or any of its Subsidiaries, including each inventor named on the Patents within such owned Current Company IP filed by any Credit Party or any of its Subsidiaries has executed an agreement assigning his, her or its entire right, title and interest in and to such owned Current Company IP and such trade secrets, and the inventions, improvements, ideas, discoveries, writings, works of authorship, information and other intellectual property embodied, described or claimed therein, to the stated owner thereof, and (y) to the Knowledge of such Credit Party or Borrower, no such Person has any contractual or other obligation that would preclude or conflict with such assignment or maintenance or use of Current Company IP as applicable or entitle such Person to ongoing payments; and

(iv)        to the Knowledge of such Credit Party, there are no issued patents or pending patent applications, which, if issued, could reasonably be expected to materially adversely affect the exploitation of Product in the Territory.

(d)          There are no maintenance, annuity or renewal fees that are currently overdue beyond their allotted grace period for any of the Current Company IP which is owned by or exclusively licensed to any Credit Party or any of its Subsidiaries, nor have any applications or registrations therefor lapsed or become abandoned, been cancelled or expired (other than through the lapse, expiration or abandonment of such Current Company IP in the exercise of normal pre-grant prosecution practices and reasonable business judgment of the Credit Parties, their respective Subsidiaries or the licensor).

(e)          There are no unpaid fees, royalties or indemnification payments under any Current Company IP Agreement that have become due, or are reasonably expected to become due or overdue, except as would not reasonably be expected to materially adversely affect any Credit Party’s or any of its Subsidiary’s rights thereunder.  Each Current Company IP Agreement is in full force and effect and, to the Knowledge of such Credit Party and subject to the Legal Reservations, is legal, valid, binding and enforceable, in accordance with its respective terms, except as may be limited by the Perfection Requirements.  No Credit Party or any of its Subsidiaries is in material breach of or material default under any Current Company IP Agreement to which it is a party or may otherwise be bound, and to the Knowledge of such Credit Party, no circumstances or grounds exist that could give rise to a claim of material breach or right of rescission, termination, non-renewal, revision, or amendment of any of the Current Company IP Agreements, including the execution, delivery and performance of this Agreement and the other Loan Documents.

(f)            No payments by any Credit Party or any of its Subsidiaries are due to any other Person in respect of the Current Company IP, other than pursuant to the Current Company IP Agreements and those fees payable to patent offices in connection with the prosecution and maintenance of the Current Company IP and associated attorney fees.

(g)            Except as noted on Schedule 4.6(g) of the Disclosure Letter, as of the Effective Date and on each applicable Closing Date, no Credit Party is a party to, nor is it bound by, any Excluded License or Restricted License.

(h)           No Credit Party or any of its Subsidiaries has undertaken or omitted to undertake any acts, and, to the Knowledge of such Credit Party, no circumstance or grounds exist that would invalidate or reduce, in whole or in part, the enforceability or scope of any Credit Party’s or any of its Subsidiary’s: (i) right or entitlement to the Current Company IP in any manner that could reasonably be expected to materially adversely affect the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, packaging, labelling, promotion, advertising, offer for sale, distribution or sale of Product in the Territory; or (ii) in the case of Current Company IP owned or co-owned by or exclusively or non-exclusively licensed to any Credit Party or any of its Subsidiaries, other than with respect to Permitted Licenses and except as set forth on Schedule 4.6(h) of the Disclosure Letter, entitlement to own or license and exploit the Current Company IP in any manner.

(i)            Except as set forth on Schedule 4.6(i) of the Disclosure Letter, to the Knowledge of such Credit Party, there is no product or other technology of any third party that infringes a Patent within the Current Company IP.

(j)           In each case where an issued Patent within the Current Company IP is owned or co-owned by any Credit Party or its Subsidiaries by assignment, such assignment has been duly recorded with the U.S. Patent and Trademark Office and, if applicable, all similar offices and agencies anywhere in the world in which foreign counterparts are registered, filed or issued.

(k)           There are no pending or, to the Knowledge of such Credit Party, threatened (in writing) claims against Parent or any of its Subsidiaries alleging (i) that any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, packaging, labelling, promotion, advertising, offer for sale, distribution or sale of Product in the Territory infringes or violates (or in the past infringed or violated), or form a reasonable basis for a claim of infringement or violation of, any of the rights of any third parties in or to any Intellectual Property (“Third Party IP”) or constitutes a misappropriation (or in the past constituted a misappropriation) of any Third Party IP, or (ii) that any Current Company IP is invalid, unpatentable or unenforceable.

(l)           To the Knowledge of such Credit Party, the manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory has not in the past and does not, (i) infringed or infringe or violated or violate, or formed or form a reasonable basis for a claim of infringement or violation of, any of the rights of any third parties in or to any Third Party IP or (ii) constituted or constitute a misappropriation of any Third Party IP.

(m)          Except as set forth on Schedule 4.6(m) of the Disclosure Letter, there are no settlements, covenants not to sue, consents, judgments, orders or similar obligations which:  (i) restrict the rights of any Credit Party or any of its Subsidiaries to use any Intellectual Property relating to the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, packaging, labelling, promotion, advertising, offer for sale, distribution or sale of Product in the Territory (in order to accommodate any Third Party IP or otherwise), or (ii) permit any third parties to use any Company IP existing as of the Effective Date and on the applicable Closing Date.

(n)           Except as set forth on Schedule 4.6(n) of the Disclosure Letter, to the Knowledge of such Credit Party, (i) there is no, nor has there been any, infringement or violation by any Person of any of the Company IP existing as of the Effective Date and on the applicable Closing Date or any of the rights therein, and (ii) there is no, nor has there been any, misappropriation by any Person of any of the Company IP existing as of the Effective Date and on the applicable Closing Date or any of the subject matter thereof.

(o)       Each Credit Party and each of its Subsidiaries has taken all commercially reasonable measures customary in the pharmaceutical industry, to protect the confidentiality and value of all trade secrets owned by such Credit Party or any of its Subsidiaries or used or held for use by such Credit Party or any of its Subsidiaries, in each case relating to the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory.  To the Knowledge of such Credit Party, any disclosure by a Credit Party or any of its Subsidiaries of any such trade secrets to any third party has been pursuant to the terms of a written agreement with such third party, and no Credit Party or any of its Subsidiaries has suffered any material data breach or other incident that has resulted in any loss, unauthorized access, use, disclosure or modification of any such trade secrets.

(p)           Except as set forth on Schedule 4.6(p) of the Disclosure Letter, to the Knowledge of such Credit Party, Product made, used or sold under the Patents within the Current Company IP has been marked with the proper patent notice.

(q)          Except as set forth on Schedule 4.6(q) of the Disclosure Letter, to the Knowledge of such Credit Party, at the time of any shipment of Product, the units thereof so shipped complied with their relevant specifications and were developed and manufactured in accordance with current national, international Good Manufacturing Practices, Good Clinical Practices, and Good Laboratory Practices.

(r)          With respect to the Current Company IP consisting of Patents, except as set forth on Schedule 4.6(r) of the Disclosure Letter:

(i)          to the Knowledge of such Credit Party, all prior art material to such Patents was adequately disclosed, to the extent such disclosure is required, to the relevant patent office or considered by the respective patent offices during prosecution of such Patents;

(ii)      subsequent to the issuance of such Patents, no Credit Party nor any Subsidiary nor any of their respective predecessors-in-interest, has filed any disclaimer or made or permitted any other voluntary reduction in the scope of the inventions claimed in such Patents;

(iii)       to the Knowledge of such Credit Party, no subject matter designated allowable or allowed by the U.S. Patent and Trademark Office of such Patents is subject to any competing conception claims of allowable or allowed subject matter of any patent applications or patents of any third party and have not been the subject of any interference, and such Patents are not and have not been the subject of any re-examination, opposition or any other post-grant proceedings;

(iv)      if any of such Patents is terminally disclaimed to another patent or patent application, all patents and patent applications subject to such terminal disclaimer are included in the Collateral; and

(v)         neither any Credit Party nor any Subsidiaries has received an opinion, whether preliminary in nature or qualified in any manner, which concludes that a challenge to the validity or enforceability of any Patents is more likely than not to succeed.

(s)          Following completion of the Perfection Requirements and subject to the Legal Reservations, the Collateral Documents create in favor of the Collateral Agent, for the benefit of Lenders and the other Secured Parties, a valid and continuing and, upon the making of the filings and the taking of the actions required under the terms of the Loan Documents (except to the extent not required to be perfected pursuant to the terms of the Loan Documents), perfected Lien on and security interest in the Collateral (in each case, solely to the extent perfection is available under Requirements of Law through the making of such filings and taking of such actions), securing the payment of the Obligations, and having priority over all other Liens on and security interests in the Collateral (except Permitted Liens).

4.7          Adverse Proceedings, Compliance with Laws and Settlement Agreements.

(a)          As of the Tranche A Closing Date: (i) except as set forth on Schedule 4.7 of the Disclosure Letter, there are no Adverse Proceedings pending or, to the Knowledge of such Credit Party, threatened in writing, at law, in equity, in arbitration or before any Governmental Authority, by or against Parent or any of its Subsidiaries; and (ii) neither Parent nor any of its Subsidiaries (A) is in material violation of or, to the Knowledge of such Credit Party, any other violation of, any Requirements of Law, excluding any Requirement of Law which is being contested in good faith by appropriate proceedings or (B) is subject to or in default with respect to any final judgments, orders, writs, injunctions, settlement agreements, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

(b)          As of each Closing Date other than the Tranche A Closing Date: (i) except as set forth on Schedule 4.7 of the Disclosure Letter, there are no Adverse Proceedings pending or, to the Knowledge of such Credit Party, threatened in writing, at law, in equity, in arbitration or before any Governmental Authority, by or against Parent or any of its Subsidiaries that, if adversely determined, either individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change; and (ii) neither Parent nor any of its Subsidiaries (A) is in violation of any Requirements of Law, excluding any Requirement of Law which is being contested in good faith by appropriate proceedings, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, or (B) is subject to or in default with respect to any final judgments, orders, writs, injunctions, settlement agreements, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change.

(c)            Each of Parent and its Subsidiaries (and, to the Knowledge of such Credit Party, each other party thereto) is in compliance in all material respects with the terms of all settlement agreements (relating to any Adverse Proceeding) to which Parent or any Subsidiary is a party.

4.8          Exchange Act Documents; Financial Statements; Financial Condition; No Material Adverse Change; Books and Records.

(a)           The Exchange Act Documents filed by Parent with the SEC since December 31, 2021, when they were filed with the SEC, conformed in all material respects to the requirements of the Exchange Act, and as of the time they were filed with the SEC, none of such documents, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein (excluding any projections and forward-looking statements, estimates, budgets and general economic or industry data of a general nature), in the light of the circumstances under which they were made, not misleading; provided, that, with respect to projected financial information, Parent represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time (it being understood that such projections are not a guarantee of financial performance and are subject to uncertainties and contingencies, many of which are beyond the control of Parent or any Subsidiary of Parent, and neither Parent nor any Subsidiary of Parent can give any assurance that such projections will be attained, that actual results may differ in a material manner from such projections and any failure to meet such projections shall not be deemed to be a breach of any representation or covenant herein).

(b)           The financial statements (including the related notes thereto) of Parent and its Subsidiaries included in the Exchange Act Documents present fairly in all material respects the consolidated financial condition of Parent and such Subsidiaries and their consolidated results of operations as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified.  Such financial statements have been prepared in conformity with Applicable Accounting Standards applied on a consistent basis throughout the periods covered thereby, except as otherwise disclosed therein and, in the case of unaudited, interim financial statements, subject to normal year-end audit adjustments and the exclusion of certain footnotes, and any supporting schedules included in the Exchange Act Documents present fairly in all material respects the information required to be stated therein.

(c)           Since December 31, 2021, there has not occurred any (i) material deterioration in the consolidated financial condition of Parent and its Subsidiaries or (ii) change or event that has had or could reasonably be expected to have, either alone or in conjunction with any other change(s), event(s) or failure(s), a Material Adverse Change.

(d)           The Books of Parent and each of its Subsidiaries in existence immediately prior to the Effective Date and each applicable Closing Date contain full, true and correct entries of all dealings and transactions in relation to its business and activities in conformity in all material respects with Applicable Accounting Standards and Requirements of Law.

4.9        Solvency.  Parent and its Subsidiaries, on a consolidated basis, are Solvent.  Without limiting the generality of the foregoing, there has been no proposal made or resolution adopted by any competent corporate body for the dissolution or liquidation of any Credit Party, nor do any circumstances exist which may result in the dissolution or liquidation of any Credit Party (other than in respect of a dissolution or liquidation expressly permitted under Section 6.3(a)).

4.10       Payment of Taxes.

(a)            All U.S. federal, state, local and non-U.S. income and other material Tax returns and reports (or extensions thereof) of each Credit Party and each of its Subsidiaries required to be filed by any of them have been timely filed and are correct in all material respects, and all income Taxes and other material Taxes which are due and payable by any Credit Party or any of its Subsidiaries have been paid when due and payable, except where such payment can be lawfully withheld and the validity or amount thereof is being contested in good faith by appropriate proceedings; provided that (i) the applicable Credit Party has set aside on its books adequate reserves therefor in conformity with Applicable Accounting Standards, or (ii) the failure to pay such Taxes, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change.  To the Knowledge of such Credit Party, there is no proposed Tax assessment against any Credit Party or any of its Subsidiaries that would, if made, result in a Material Adverse Change.

(b)            At the Effective Date and each applicable Closing Date, no stamp, registration or similar taxes are required to be paid on or in relation to the execution or delivery of the Term Loan Notes or this Agreement to Governmental Authority of the United Kingdom or any political subdivision thereof.

4.11       Environmental Matters.  Neither Parent nor any of its Subsidiaries nor any of their respective Facilities or operations is subject to any outstanding written order, consent decree or settlement agreement with any Person relating to any Environmental Law, any Environmental Claim, or any Hazardous Materials Activity that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change.  There are and, to the Knowledge of such Credit Party, have been, no conditions, occurrences, or Hazardous Materials Activities that would reasonably be expected to form the basis of an Environmental Claim against Parent or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change.  To the Knowledge of such Credit Party, no predecessor of Parent or any of its Subsidiaries has filed any notice under any Environmental Law indicating past or present treatment of Hazardous Materials at any Facility, which would reasonably be expected to form the basis of an Environmental Claim against Parent or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change (but, for the avoidance of doubt, neither Parent nor Borrower has undertaken any investigation of or made any inquiries to, or relating to, any of its or its Subsidiaries’ predecessors), and neither Parent’s nor any of its Subsidiaries’ operations involves the generation, transportation, treatment, storage or disposal of hazardous waste, as defined under 40 C.F.R. Parts 260 270 or any United States state or foreign equivalent, which would reasonably be expected to form the basis of an Environmental Claim against Parent or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change.  No event or condition has occurred or is occurring with respect to any Credit Party relating to any Environmental Law, any Release of Hazardous Materials, or any Hazardous Materials Activity that, individually or in the aggregate, has resulted in, or could reasonably be expected to result in, a Material Adverse Change.

4.12     Material Contracts.  After giving effect to the consummation of the transactions contemplated by this Agreement, except as described on Schedule 4.12 of the Disclosure Letter, on each applicable Closing Date, each Material Contract is a valid and binding obligation of the applicable Credit Party and, to the Knowledge of such Credit Party, each other party thereto, and is in full force and effect, and neither the applicable Credit Party nor, to the Knowledge of such Credit Party, any other party thereto is in material breach thereof or default thereunder, except where such breach or default (which default has not been cured or waived) could not reasonably be expected to give rise to any cancellation, termination or acceleration right of the applicable counterparty thereto or result in the invalidation thereof.  As of each applicable Closing Date, no Credit Party or any of its Subsidiaries has received any written notice from any party to any Material Contract asserting or, to the Knowledge of such Credit Party, threatening in writing to assert, circumstances that could reasonably be expected to result in the cancellation, termination or invalidation of any Material Contract (or any provision thereof) or the acceleration of such Credit Party’s or Subsidiary’s obligations thereunder.

4.13     Regulatory Compliance.  No Credit Party is or is required to be registered as, or is a company “controlled” by, an “investment company” as defined in, or is subject to regulation under, the Investment Company Act of 1940.  Each Credit Party has complied in all material respects with the Federal Fair Labor Standards Act (and any foreign equivalent).  Except as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, each Plan is in compliance with the applicable provisions of ERISA, the IRC and other U.S. federal or state or foreign Requirements of Law, respectively.  (i) No ERISA Event has occurred or is reasonably expected to occur; (ii) neither any Credit Party nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 et seq. of ERISA with respect to a Multiemployer Plan; and (iii) neither any Credit Party nor any ERISA Affiliate has engaged in a transaction that would be subject to Section 4069 or 4212(c) of ERISA, except, with respect to each of clauses (i), (ii) and (iii) above, as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.

4.14      Margin Stock.  No Credit Party is engaged principally, or as one of its important activities, in extending credit for the purpose of, whether immediate or ultimate, purchasing or carrying Margin Stock.  No Credit Party owns any Margin Stock.  No Credit Party or any of its Subsidiaries has taken or permitted to be taken any action that might cause any Loan Document to violate Regulation T, U or X of the Federal Reserve Board.

4.15      Subsidiaries; Capitalization.  Schedule 4.15 of the Disclosure Letter includes a complete and accurate list as of each applicable Closing Date of Parent and each of its Subsidiaries, setting forth (a) its name and jurisdiction of incorporation, organization or formation, (b) in the case of each Credit Party (other than the Parent), the number of authorized and issued shares of each class of its Equity Interests outstanding, and (c) the percentage of its outstanding shares of each class owned (directly or indirectly) by Parent or any of its Subsidiaries and the certificate numbers(s) for the same (if any), and (d) other than those issued or existing under customary equity incentive plan of any Credit Party, the number and effect, if exercised, of all of its outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto.  Each Credit Party is a Registered Organization.

4.16     Employee Matters.  Neither Parent nor any of its Subsidiaries is engaged in any unfair labor practice that could reasonably be expected to result in a Material Adverse Change.  There is (a) no unfair labor practice complaint pending against Parent or any of its Subsidiaries or, to the Knowledge of such Credit Party, threatened in writing against any of them before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement that is pending against Parent or any of its Subsidiaries or, to the Knowledge of such Credit Party, threatened in writing against any of them, (b) no strike or work stoppage in existence or, to the Knowledge of such Credit Party, threatened in writing involving Parent or any of its Subsidiaries, and (c) to the Knowledge of such Credit Party, no union representation question existing with respect to the employees of Parent or any of its Subsidiaries and, to the Knowledge of such Credit Party, no union organization activity that is taking place that in each case specified in any of clauses (a), (b) and (c) above, individually or taken together with any other matter specified in clause (a), (b) or (c) above, could reasonably be expected to result in a Material Adverse Change.

4.17     Full Disclosure.  None of the documents, certificates or written statements (excluding any projections and forward-looking statements, estimates, budgets and general economic or industry data of a general nature) furnished or otherwise made available to the Collateral Agent or any Lender by or on behalf of any Credit Party for use in connection with the transactions contemplated hereby (in each case, taken as a whole, and as modified or supplemented by other information so furnished promptly after the same becomes available) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, as of the time when made or delivered, not misleading in light of the circumstances in which the same were made; provided, that, with respect to projected financial information, Parent represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time (it being understood that such projections are not a guarantee of financial performance and are subject to uncertainties and contingencies, many of which are beyond the control of Parent or any Subsidiary of Parent, and neither Parent nor any Subsidiary of Parent can give any assurance that such projections will be attained, that actual results may differ in a material manner from such projections and any failure to meet such projections shall not be deemed to be a breach of any representation or covenant herein).  To the Knowledge of such Credit Party, there are no facts (other than matters of a general economic or industry nature) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change and that have not been disclosed herein or in such other documents, certificates and written statements furnished or made available to the Collateral Agent or any Lender for use in connection with the transactions contemplated hereby.

4.18       Anti-Corruption Laws; Anti-Money Laundering Laws; Sanctions; Export and Import Laws.

(a)           None of Parent, its Subsidiaries or their respective directors or officers, or, to the Knowledge of such Credit Party, any agent or employee of Parent or any Subsidiary of Parent has, at any time in the last three (3) years, (i) used any corporate funds of Parent or any Subsidiary of Parent (including Borrower) for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee or any Person acting in official capacity from corporate funds of Parent or any Subsidiary of Parent (including Borrower), (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010 (“UKBA”) or any equivalent law of any EU Member State , or any other applicable anti-corruption laws (“Anti-Corruption Laws”), or (iv) made any bribe, improper rebate, payoff, influence payment, kickback or other unlawful payment, and no part of the proceeds of any Term Loans will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office or anyone else acting in official capacity, in order to obtain, retain or direct business, or to obtain any improper advantage, in violation of the FCPA, UKBA or any other applicable anti-corruption laws including any equivalent law of any EU Member State.  No action, suit, or proceeding by or before any Governmental Authority or any arbitrator involving Parent or any of its Subsidiaries with respect to Anti-Corruption Laws is pending or to the Knowledge of Parent, threatened in writing, nor is there to the Knowledge of Parent a basis for such an action, suit or proceeding.

(b)          (i) The operations of Parent and its Subsidiaries are and have been conducted at all times in the last three (3) years in compliance with applicable financial recordkeeping and reporting requirements of the Bank Secrecy Act of 1970 (as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001) and the anti-money laundering laws, rules and regulations of each jurisdiction (foreign or domestic) in which Parent or any of its Subsidiaries is subject to such jurisdiction’s Requirements of Law (collectively, the “Anti-Money Laundering Laws”) and (ii) no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving Parent or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or to the Knowledge of such Credit Party, threatened in writing, nor is there to the Knowledge of such Credit Party a basis for such action, suit or proceeding.

(c)          None of Parent, its Subsidiaries or, to the Knowledge of such Parent, any director, officer, agent or employee of Parent or any Subsidiary of Parent is, or is owned or otherwise controlled by individuals or entities that are, the target or subject of any economic, trade or financial sanctions or restrictive measures administered and enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union and each Member State thereof, or the United Kingdom (collectively “Sanctions”).  Neither the Parent nor, to the Knowledge of such Parent, any Subsidiaries: (i) has assets located in, or otherwise directly or indirectly derives revenues from or engages in, investments, dealings, activities, or transactions in or with, any Sanctioned Country; or (ii) directly or indirectly derives revenues from, conducts any business or engages in investments, dealings, activities, or transactions with, any Blocked Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person.  Borrower will not, directly or, indirectly (including through an agent or any other Person), use the proceeds of any Term Loans, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, (i) for the purpose of financing the activities of any Person that is the target or subject of Sanctions, (ii) in any Sanctioned Country,  or  (iii) for any purpose that could cause any Person to be in violation of Sanctions. No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving Parent or any of its Subsidiaries with respect to Sanctions is pending or to the Knowledge of Parent, threatened in writing, nor is there a basis for such an action, suit or proceeding.

(d)          Borrower will not, directly or, to the Knowledge of such Credit Party, indirectly through an agent or any other Person, use any of the proceeds of any Term Loans, or lend, contribute or otherwise make available such proceeds of any Term Loans to any Subsidiary, joint venture partner or other Person, (i) for any payments to any governmental official or employee, political party, official of a political party, candidate for political office or anyone else, in order to obtain, retain or direct business, or to obtain any improper advantage, in violation of the FCPA, UKBA or any other applicable anti-corruption laws, (ii) in violation of any Anti-Money Laundering Laws, or (iii) in violation of Sanctions;

(e)         Parent, its Subsidiaries, and to the Knowledge of such Credit Party, their respective directors and officers, agents and employees, are in compliance with all applicable Sanctions.  Parent and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with Sanctions, Anti-Money Laundering Laws, Export and Import Laws and Anti-Corruption Laws.

(f)             Parent and its Subsidiaries are in compliance, in all material respects, with applicable Export and Import Laws.

4.19       Health Care Matters.

(a)           Compliance with Health Care Laws.  Except as set forth on Schedule 4.19(a) of the Disclosure Letter, each Credit Party and, to the Knowledge of such Credit Party, each of its Subsidiaries and each officer, and employee acting on behalf of such Credit Party or any of its Subsidiaries, is in compliance in all material respects with all Health Care Laws applicable to such Credit Party or Subsidiary.

(b)            Compliance with Regulatory Laws.  Each Credit Party and, to the Knowledge of such Credit Party, each of its Subsidiaries, are in compliance in all material respects with all applicable FDA Laws including the Food Drug and Cosmetic Act (21 U.S.C. § 301 et seq.) (the “FDCA”), the Public Health Service Act (21 U.S.C. § 262 through § 263) (the “PHSA”), regulations promulgated thereunder and applicable FDA Guidance Documents, EU Laws including the EU Community Code on medicinal products (Directive 2001/83/EC), the EMA Regulation (Regulation (EC) No 726/2004), the Manufacturing Directive (Commission Directive 2003/94/EC), the Clinical Trials Regulation (Regulation (EU) No 536/2014), and related implementing legislation of individual EU Member States and related guidance at EU level and national level in individual EU Member States, and UK Laws including the UK Human Medicines Regulations (SI 2012/1916) and related guidance relating to research, development, testing, approval, licensure, designation, post-approval or post-licensure monitoring and commitments, reporting, manufacture, production, packaging, labeling, use, commercialization, marketing, promotion, advertising, importing, exporting, storage, transport, offer for sale, distribution or sale of Product in the Territory.  Any Product distributed or sold in the Territory at all times during the past five (5) years has been (i) manufactured and developed in all material respects in accordance with current Good Manufacturing Practices, Good Clinical Practices, and Good Laboratory Practices, and is subject to required manufacturing authorizations, and (ii) if and to the extent such Product is required to be approved or licensed by the relevant Governmental Authority pursuant to FDA Laws, EU Laws, UK Laws or equivalent foreign laws, in order to be legally marketed in the Territory for such Product’s intended uses, such Product has been approved or licensed for such intended uses, meets any additional conditions of approval or licensure by the competent Governmental Authority, and, to the Knowledge of each Credit Party, no inquiries regarding material issues have been initiated by any competent Governmental Authority, except in each case referred to in sub-clauses (i) or (ii) above, to the extent that any failure to ensure the foregoing could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(c)         Applicability of DEA Laws.  The Product does not contain a controlled substance (as that term is defined under the Controlled Substances Act (21 U.S.C. § 801 et seq.)) or any equivalent EU Laws, UK law, or any equivalent foreign law.

(d)          Material Statements.  Within the past four (4) years, neither any Credit Party, nor, to the Knowledge of such Credit Party, any Subsidiary or any officer or employee of any Credit Party or Subsidiary in its capacity as a Subsidiary or as an officer, or employee of a Credit Party or Subsidiary (as applicable), nor, to the Knowledge of such Credit Party, any agent of any Credit Party or Subsidiary, (i) has made an untrue statement of a material fact or a fraudulent statement to any Governmental Authority under any Health Care Law, (ii) has failed to disclose a material fact to any Governmental Authority under any Health Care Law, or (iii) has otherwise committed an act, made a statement or failed to make a statement that, at the time such statement or disclosure was made (or, in the case of such failure, should have been made) or such act was committed, could reasonably be expected to constitute a material violation of any Health Care Law.

(e)          Proceedings; Audits.  Except as has been set forth on Schedule 4.19(e) of the Disclosure Letter:  (i) there is no Adverse Proceeding pending or, to the Knowledge of such Credit Party, threatened in writing, against any Credit Party or any of its Subsidiaries relating to any allegations of non-compliance with any Health Care Laws, FDA Laws EU Laws, UK Laws, or equivalent foreign laws; and (ii) to the Knowledge of such Credit Party, there are no facts, circumstances or conditions that, individually or in the aggregate, could reasonably be expected to form the basis for any allegations of non-compliance  with any Health Care Laws, FDA Laws, EU Laws, UK Laws or equivalent foreign laws.

(f)          Recalls, Safety Notices, Etc.  Except as has been set forth on Schedule 4.19(e) of the Disclosure Letter, neither any Credit Party nor any of its Subsidiaries has initiated or otherwise engaged in any recalls, field notifications, safety warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action, including as a result of any Risk Evaluation and Mitigation Strategy proposed or enforced by the FDA, the European Commission, the EMA, the competent authorities of the EU Member States, the MHRA or any equivalent foreign Governmental Authority relating to an alleged lack of safety or regulatory compliance of Product.  Neither any Credit Party nor any of its Subsidiaries has a reasonable expectation that there are grounds for imposition of a clinical hold, as described in FDA Laws, EU Laws, UK Laws or equivalent foreign laws.

(g)          Preclinical Studies / Clinical Trials.  All pre-clinical and clinical studies relating to Product conducted by or on behalf of any Credit Party or any of its Subsidiaries have been, or are being, conducted in compliance with all applicable Requirements of Law, including the requirements of FDA Laws, EU Laws, UK Laws or equivalent foreign laws and applicable regulations.  Except as has been set forth on Schedule 4.19(g) of the Disclosure Letter, no clinical trial conducted by or on behalf of any Credit Party or any of its Subsidiaries has been terminated or suspended by any Regulatory Agency and neither any Credit Party nor any of its Subsidiaries has received any notice that the FDA (or foreign equivalent), any other Governmental Authority or any institutional review board, ethics committee or safety monitoring committee has recommended, initiated or threatened to initiate any action to suspend or terminate any clinical trial conducted by or on behalf of any Credit Party or any of its Subsidiaries or to otherwise restrict the preclinical research on or clinical study of Product.  Neither any Credit Party nor any of its Subsidiaries has a reasonable expectation that there are grounds for imposition of a clinical hold, as described in 21 C.F.R. § 312.42.

(h)          Advertising / Promotion.  Each Credit Party and, to the Knowledge of such Credit Party, each of its Subsidiaries, officers, employees and agents has advertised, promoted, marketed and distributed Product in compliance in all material respects with FDA Laws, EU Laws, UK Laws, and other applicable Requirements of Law.  Except as set forth on Schedule 4.19(h) of the Disclosure Letter, neither any Credit Party nor, to the Knowledge of such Credit Party, any of its Subsidiaries, officers, employees or agents has received any written notice of or is subject to any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information from the FDA (or foreign equivalents) or any other Governmental Authority concerning noncompliance with any FDA Laws, EU Laws, UK Laws or other Requirements of Law with regard to advertising, promoting, marketing or distributing Product.

(i)          Recordkeeping / Reporting.  Each Credit Party and, to the Knowledge of such Credit Party, each of its Subsidiaries, has maintained records relating to the research, development, testing, manufacture, recall, production, handling, labeling, packaging, storage, supply, promotion, distribution, marketing, commercialization, import, export and sale of Product in compliance in all material respects with FDA Laws, EU Laws, UK Laws, Health Care Laws and other applicable Requirements of Law, and each Credit Party and, to the Knowledge of such Credit Party, each of its Subsidiaries, has submitted to the FDA (or foreign equivalents) and other Governmental Authorities in a timely manner all notices and annual or other reports required to be made (including annual reports specific to holders of Orphan Drug designation), including adverse experience reports and annual reports required to be made for Product save to the extent that could not reasonably be expected to have a materially adverse impact on such Credit Party’s or Subsidiary’s rights in respect of Product.

(j)          Prohibited Transactions; No Whistleblowers.  Except as set forth on Schedule 4.19(j) of the Disclosure Letter, within the past six (6) years, to the Knowledge of such Credit Party, neither any Credit Party, any Subsidiary, any officer, Affiliate, or employee of a Credit Party or any Subsidiary, nor any other Person acting on behalf of any Credit Party or any Subsidiary, directly or indirectly (i) has offered or paid any remuneration, in cash or in kind, to, or made any financial arrangements with, any past, present or potential patient, supplier, physician or contractor, in order to illegally obtain business or payments from such Person in material violation of any Health Care Law; (ii) has given or made, or is party to any illegal agreement to give or make, any illegal gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any past, present or potential patient, supplier, physician or contractor, or any other Person in material violation of any Health Care Law; (iii) has given or made, or is party to any agreement to give or make on behalf of any Credit Party or any of its Subsidiaries, any contribution, payment or gift of funds or property to, or for the private use of, any governmental official, employee or agent where either the contribution, payment or gift or the purpose of such contribution, payment or gift is or was a material violation of any Health Care Law; (iv) has established or maintained any unrecorded fund or asset for any purpose or made any materially misleading, false or artificial entries on any of its books or records for any reason; or (v) has made, or is party to any agreement to make, any payment to any Person with the intention or understanding that any part of such payment would be in material violation of any Health Care Law.  To the Knowledge of such Credit Party, there are no actions pending or threatened (in writing) against any Credit Party or any of its Subsidiaries or their respective Affiliates under any foreign, federal or United States state healthcare whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(k)           Exclusion.  Except as set forth on Schedule 4.19(k) of the Disclosure Letter, neither any Credit Party nor, to the Knowledge of such Credit Party, any Subsidiary or any officer, Affiliate or employee having authority to act on behalf of any Credit Party or any Subsidiary, is or, to the Knowledge of such Credit Party, has been threatened in writing to be:  (i) excluded from any Governmental Payor Program pursuant to 42 U.S.C. § 1320a-7b and related regulations, to the extent applicable; (ii) “suspended” or “debarred” from selling any products to the U.S. government or its agencies pursuant to the Federal Acquisition Regulation relating to debarment and suspension applicable to federal government agencies generally (42 C.F.R. Subpart 9.4), or other U.S. Requirements of Law; (iii) debarred, disqualified, suspended or excluded from participation in Medicare, Medicaid or any other Governmental Payor Program or is listed on the General Services Administration list of excluded parties, to the extent applicable; (iv) debarred by the FDA; or (v) a party to any other action or proceeding by any Governmental Authority that would prohibit the applicable Credit Party or Subsidiary from distributing or selling Product in the Territory or providing any services to any governmental or other purchaser pursuant to any Health Care Laws.

(l)            Health Information.  Each Credit Party and, to the Knowledge of such Credit Party, each of its Subsidiaries, to the extent applicable, is in material compliance with all applicable foreign, federal, supranational, state and local laws and regulations regarding the privacy, data protection, security, and notification of breaches of health information and related electronic transactions, including HIPAA, Section 5 of the FTC Act, GDPR, CCPA and PIPEDA.  Each Credit Party and, to the Knowledge of such Credit Party, each of its Subsidiaries, to the extent applicable, has implemented written policies and procedures as well as training that is reasonable and customary in the pharmaceutical industry and satisfies in all material respects the requirements of all applicable Requirements of Law (including HIPAA, Section 5 of the FTC Act, GDPR, CCPA and PIPEDA, as applicable).  Neither any Credit Party nor, to the Knowledge of such Credit Party, any Subsidiary that is not a Credit Party, is a “covered entity” or “business associate” as defined in HIPAA (45 C.F.R. § 160.103).

(m)        Corporate Integrity Agreement.  Neither any Credit Party or Subsidiary or any of their respective officers, directors, managing employees or, to the Knowledge of such Credit Party, agent (as those terms are defined in 42 C.F.R. § 1001.1001) of any Credit Party or Subsidiary, is a party to or has any ongoing reporting or disclosure obligations under, or is otherwise subject to, any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order or other similar agreements, or any order, in each case imposed by any U.S. Governmental Authority, concerning compliance with any laws, rules or regulations, issued under or in connection with a Governmental Payor Program.

4.20       Regulatory Approvals or Licensures.

(a)          Except as set forth on Schedule 4.20(a) of the Disclosure Letter, each Credit Party and each Subsidiary involved in any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory has all Regulatory Approvals or Licensures material to the conduct of its business and operations.

(b)         Each Credit Party, each Subsidiary and, to the Knowledge of such Credit Party, each licensee of a Credit Party or a Subsidiary of any Intellectual Property relating to Product, is in compliance with, and at all times during the past five (5) years, has complied with all applicable foreign, federal, state and local laws, rules and regulations governing the research, development, testing, approval, licensure, post-approval or post-licensure monitoring, reporting, manufacture, production, packaging, labeling, use, commercialization, designation, exclusivity, marketing, promotion, advertising, importing, exporting, storage, transport, offer for sale, distribution or sale of Product in the Territory, including all such regulations promulgated by each applicable Regulatory Agency (including the FDA the European Commission, the EMA, the competent authorities of the EU Member States and the MHRA and applicable foreign equivalents), except where any instance of failure to comply with any such laws, rules or regulations could not, whether individually or taken together with any other such failures, reasonably be expected to result in a Material Adverse Change.  Except as set forth on Schedule 4.20(b) of the Disclosure Letter, no Credit Party or its Subsidiaries has received any written notice from any Regulatory Agency citing action or inaction by any Credit Party or any of its Subsidiaries that would constitute a material violation of any applicable foreign, federal, state or local laws, rules or regulations, including a Warning Letter or Untitled Letter from FDA and equivalent EU, UK and foreign communications.

4.21       Supply and Manufacturing.

(a)           Except as set forth on Schedule 4.21(a) of the Disclosure Letter, to the Knowledge of such Credit Party, Product at all times (i) has been manufactured (or scheduled to be manufactured) in sufficient quantities and of a sufficient quality to satisfy demand (or forecasted demand) of Product in the Territory, without the occurrence of any event or any series of related events causing inventory of Product to have become exhausted prior to satisfying such demand, and (ii) with respect to each calendar year commencing with calendar year 2022 has been manufactured (or scheduled to be manufactured) in sufficient quantities to satisfy the expected needs of patients with the disease or condition for which Product was designated as an Orphan Drug for such calendar year, as reasonably determined by Responsible Officers of the Credit Parties in good faith (provided such calendar year occurs during the full term of Orphan Drug exclusivity approval granted under 21 C.F.R. § 316.34).

(b)           [Reserved].

(c)           Except as set forth on Schedule 4.21(c) of the Disclosure Letter, to the Knowledge of such Credit Party, (i) no manufacturer (including a contract manufacturer) or producer of Product has been subject to a Regulatory Agency shutdown, restriction or import or export prohibition in the course of manufacturing or producing Product, (ii) no manufacturer (including a contract manufacturer) or producer of Product has received in the past five (5) years or is currently subject to (1) a FDA Form 483 or (2) other written Regulatory Agency notice of inspection observations, Warning Letter, Untitled Letter or request to make changes to Product that could reasonably be expected to impact Product, in either case of sub-clause (1) or (2) above, with respect to any facility manufacturing or producing Product for import, distribution or sale or lease in the Territory, and (iii) with respect to each FDA Form 483 or equivalent EU, UK or foreign communication received or other written Regulatory Agency notice (if any), all scientific and technical violations or other issues relating to good manufacturing practice requirements documented therein, and any disputes regarding any such violations or issues, have been corrected or otherwise resolved.

(d)           Except as disclosed in Schedule 4.21(d) of the Disclosure Letter, no Credit Party or any of its Subsidiaries has received any notice from any party to any Manufacturing Agreement containing any indication by or intent or threat in writing of, such party to reduce or cease, in any material respect, the supply of Product or the active pharmaceutical ingredient incorporated therein in the Territory or any other raw materials needed to fulfill its contractual obligations related to Product in any Manufacturing Agreement through December 31, 2028 (or such earlier date in accordance with the terms and conditions of such Manufacturing Agreement, as applicable).

4.22       Cybersecurity and Data Protection.

(a)           Except as set forth in Schedule 4.22(a) of the Disclosure Letter, the information technology systems used in the business of each Credit Party and each of its Subsidiaries (“Systems”) operate and perform in all material respects as required to permit the Credit Parties and their respective Subsidiaries to conduct their respective businesses as presently conducted in the Territory.

(b)        Except as set forth on Schedule 4.22(b) of the Disclosure Letter, each Credit Party and each of its Subsidiaries has implemented and maintains a commercially reasonable enterprise-wide privacy and information security program with plans, policies and procedures for privacy, physical and cyber security, disaster recovery, business continuity and incident response (including reasonable and appropriate administrative, technical and physical safeguards) designed to protect: (i) Sensitive Information from any unauthorized, accidental, or unlawful access, acquisition, use, control, disclosure, transmission, storage, retention, processing, loss, destruction, or modification; (ii) each System from any unauthorized or unlawful access, acquisition, use, control, disruption, destruction, or modification; and (iii) the integrity and availability of Sensitive Information and the Systems.

(c)         During the past three (3) years, each Credit Party and each of its Subsidiaries has conducted commercially reasonable privacy and data security audits and penetration tests, at reasonable intervals, on the Systems.  Each Credit Party and each of its Subsidiaries has addressed all material (i.e., marked “critical” or “high” priority) privacy or data security issues raised in any such audits or penetration tests (including third party audits of the Systems).

(d)          During the past three (3) years, each Credit Party and each of its Subsidiaries has conducted commercially reasonable privacy and data security diligence on all vendors (including service providers and contractors) that access or maintain Sensitive Information or that access the Systems.

(e)            Except as set forth on Schedule 4.22(e) of the Disclosure Letter, neither any Credit Party nor any of its Subsidiaries, nor to the Knowledge of such Credit Party, any vendor (including any service provider or contractor) of any Credit Party or any of its Subsidiaries, that maintains or otherwise processes Sensitive Information for or on behalf of any Credit Party or any of its Subsidiaries, has suffered any data breaches or other incidents that have resulted in (i) unauthorized access to, or acquisition, use, control, disclosure, retention, processing, destruction or modification of Sensitive Information, or (ii) unauthorized or unlawful access to, or acquisition, use, control, disruption, destruction or modification of, any of the Systems.

(f)          Each Credit Party and each of its Subsidiaries is in material compliance with the requirements of (i) their respective enterprise-wide privacy and information security programs, (ii) Data Protection Laws, (iii) their respective contractual obligations regarding the privacy, security and notification of breaches of customer, consumer, patient, clinical trial participant, employee and other personal data (including sensitive personal data), (iv) their respective contractual non-disclosure obligations, and (v) their respective published privacy policies.

(g)          Except as set forth on Schedule 4.22(g), (i) no privacy or information security enforcement action, investigation, litigation or claim under Data Protection Laws, has been instituted against any Credit Party or any of its Subsidiaries, and (ii) in the past three (3) years: neither any Credit Party nor any of their respective Subsidiaries has received any written notice of any claims, investigations (including investigations by any Governmental Authority), or alleged violations relating to any information subject to Data Protection Laws created, received, maintained, transmitted, or otherwise processed by or for any Credit Party or any of its Subsidiaries.

4.23       Additional Representations and Warranties.

(a)           As of the Effective Date and Tranche A Closing Date, except as set forth on Schedule 4.23(a) of the Disclosure Letter, after giving effect to consummation of the transactions contemplated by this Agreement, (i) there is no Indebtedness for borrowed money owed to Borrower or any of its Subsidiaries, or owed by Borrower or any of its Subsidiaries, and (ii) all Indebtedness and any and all other amounts outstanding under the Existing Credit Agreement are paid or repaid in full, no further extension of credit is available thereunder and all Liens on or security interests in any and all collateral securing the payment of any such Indebtedness and any guaranty and other obligation of Parent or any of its Subsidiaries thereunder in favor of any Person have been terminated.  As of the Tranche B Closing Date, there is no Indebtedness (x) owed to Borrower or any of its Subsidiaries other than Permitted Indebtedness or Permitted Investments, or (y) owed by Borrower or any of its Subsidiaries other than Permitted Indebtedness.

(b)           As of the Effective Date and Tranche A Closing Date, neither Parent nor any of its Subsidiaries is party to, or otherwise bound by, any Hedging Agreements.  As of any Closing Date other than the Tranche A Closing Date, neither Parent nor any of its Subsidiaries is party to, or otherwise bound by, any Hedging Agreements other than Permitted Hedging Agreements.

5            AFFIRMATIVE COVENANTS

Each Credit Party covenants and agrees that, until payment in full of all Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted), each Credit Party shall, and shall cause each of its Subsidiaries to:

5.1         Maintenance of Existence.  (a) Preserve, renew and maintain in full force and effect its and all its Subsidiaries’ legal existence under the Requirements of Law in their respective jurisdictions of organization, incorporation or formation; (b) take all commercially reasonable action to maintain all rights, privileges (including its good standing, if applicable), permits, licenses and franchises necessary for it and all of its Subsidiaries in the ordinary course of its business, except in the case of clause (a) (other than with respect to Borrower) and clause (b) above, (i) to the extent that failure to do so could not reasonably be expected to result in a Material Adverse Change or (ii) pursuant to a transaction permitted by this Agreement; and (c) comply with all Requirements of Law of any Governmental Authority to which it is subject, except where the failure to do so could not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Change.

5.2         Financial Statements, Notices, Reports.  Deliver to the Collateral Agent:

(a)            Financial Statements.

(i)          Annual Financial Statements.  Within ninety (90) days after the end of each fiscal year of Parent, beginning with the fiscal year ending December 31, 2022, a consolidated balance sheet of Parent and its Subsidiaries as of the end of such fiscal year, and the related consolidated statements of income, cash flows and stockholders’ equity for such fiscal year, all prepared in accordance with Applicable Accounting Standards, with such consolidated financial statements to be audited and accompanied by (i) a report and opinion of Parent’s independent certified public accounting firm of recognized national standing (which report and opinion shall be prepared in accordance with Applicable Accounting Standards and shall not be subject to any qualification as to “going concern” or scope of audit), stating that such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the dates and for the periods specified in accordance with Applicable Accounting Standards, and (ii) if and only if Parent is required to comply with the internal control provisions pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring an attestation report of such independent certified public accounting firm, an attestation report of such independent certified public accounting firm as to Parent’s internal controls pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 attesting to management’s assessment that such internal controls meet the requirements of the Sarbanes-Oxley Act of 2002; provided, however, that Parent shall be deemed to have made such delivery of such consolidated financial statements if such consolidated financial statements shall have been made available within the time period specified above on the SEC’s EDGAR system (or any successor system adopted by the SEC);

(ii)       Quarterly Financial Statements.  Within forty-five (45) days after the end of each of the first three (3) fiscal quarters of each fiscal year of Parent, beginning with the fiscal quarter ending September 30, 2022, a consolidated balance sheet of Parent and its Subsidiaries as of the end of such fiscal quarter, and the related consolidated statements of income and cash flows and for such fiscal quarter and (in respect of the second and third fiscal quarters of such fiscal year) for the then-elapsed portion of Parent’s fiscal year, all prepared in accordance with Applicable Accounting Standards, subject to normal year-end audit adjustments and the absence of disclosures normally made in footnotes; provided, however, that Parent shall be deemed to have made such delivery of such consolidated financial statements if such consolidated financial statements shall have been made available within the time period specified above on the SEC’s EDGAR system (or any successor system adopted by the SEC).  Such consolidated financial statements shall be certified by a Responsible Officer of Parent as, to his or her knowledge, fairly presenting, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the dates and for the periods specified in accordance with Applicable Accounting Standards consistently applied, and on a basis consistent with the audited consolidated financial statements referred to under Section 5.2(a)(i), subject to normal year-end audit adjustments and the absence of footnotes (and not subject, for the avoidance of doubt, to any qualification as to “going concern”); provided, however, that such certification by a Responsible Officer of Parent shall be deemed to have made if a similar certification is required under the Sarbanes-Oxley Act of 2002 and such certification shall have been made available within the time period specified above on the SEC’s EDGAR system (or any successor system adopted by the SEC);

(iii)       Quarterly Compliance Certificate.  Upon delivery (or within five (5) Business Days of any deemed delivery) of financial statements pursuant to Section 5.2(a)(i) or Section 5.2(a)(ii), a duly completed Compliance Certificate signed by a Responsible Officer of Parent, certifying, among other things, that (A) such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the applicable dates and for the applicable periods in accordance with Applicable Accounting Standards consistently applied, and (B) no Event of Default or Default has occurred or, if such an Event of Default or Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto; and

(iv)       Other Information.  As promptly as practicable (and in any event within five (5) Business Days of the request therefor), such additional information regarding the business or financial affairs of Parent or any of its Subsidiaries, or compliance with the terms of this Agreement or any other Loan Documents, as the Collateral Agent may from time to time reasonably request during the existence of any Event of Default (subject to reasonable requirements of confidentiality, including requirements imposed by Requirements of Law or contract, in each case in a form reasonably acceptable to the Collateral Agent; provided that neither Parent nor any other Credit Party shall be obligated to disclose any information that is reasonably subject to the assertion of attorney-client privilege or attorney work-product).

(b)           Notice of Defaults or Events of Default, ERISA Events, Withdrawal Events and Material Adverse Changes.  Written notice as promptly as practicable (and in any event within five (5) Business Days) after a Responsible Officer of any Credit Party shall have obtained knowledge thereof, of the occurrence of any (i) Default or Event of Default, (ii) ERISA Event, (iii) Withdrawal Event or (iv) Material Adverse Change.

(c)           Legal Action Notice.  Prompt written notice (which shall be deemed given to the extent timely reported in a Form 8-K or 6-K or other applicable form under the Exchange Act and available on the SEC’s EDGAR system (or any successor system adopted by the SEC)) of any legal action, litigation, investigation or proceeding pending or threatened in writing against Parent or any of its Subsidiaries (i) that could reasonably be expected to result in uninsured damages or costs to Parent or any of its Subsidiaries, individually or together with any other such action, litigation, investigation or proceeding, in an amount exceeding $3,000,000, or (ii) that alleges violations of any Health Care Laws, FDA Laws, Data Protection Laws or any other applicable statutes, rules, regulations, standards, guidelines, policies and orders, or applicable foreign equivalents, administered or issued by any U.S. or foreign Governmental Authority which, individually or together with any other such allegations, could reasonably be expected to result in a Material Adverse Change; and in each case of sub-clause (i) or (ii) above, provide such additional information (including a description in reasonable detail regarding any material development) as the Collateral Agent may reasonably request in relation thereto; provided that nether Parent not any other Credit Party shall be obligated to disclose any information that is reasonably subject to the assertion of attorney-client privilege or attorney work-product.

5.3        Taxes.   Timely file all U.S. federal, state, local and non-U.S. income and other required material Tax returns and reports or extensions therefor and timely pay all material U.S. federal, state, local and non-U.S. income Taxes and other material Taxes which are due and payable by it before any penalty or fine accrue thereon; provided, however, that no such Tax or any claim for Taxes that have become due and payable and have or may become a Lien on any Collateral shall be required to be paid if (a) it can be lawfully withheld and it is being contested in good faith, so long as adequate reserves therefor have been set aside on its books and maintained in conformity with Applicable Accounting Standards, if required, or (b) the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Change.

5.4         Insurance.  Maintain with financially sound and reputable independent insurance companies or underwriters, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons of comparable size engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated Persons of comparable size engaged in the same or similar businesses as Parent and its Subsidiaries) as are customarily carried under similar circumstances by such other Persons.  Subject to the timing requirements of Section 5.14 (solely with respect to any such policies in effect as of the Tranche A Closing Date), any general liability insurance maintained in the United States regarding Collateral shall name the Collateral Agent, on behalf of the Lenders and the other Secured Parties, as additional insured or loss payee, as applicable (the additional insured clauses or endorsements for which, in form and substance reasonably satisfactory to the Collateral Agent); provided that, for the avoidance of doubt, the foregoing requirement shall not apply to any product liability insurance with respect to a specific Product or Excluded Product or any liability insurance with respect to clinical trials.  So long as no Event of Default shall have occurred and be continuing, Parent and its Subsidiaries may retain all or any portion of the proceeds of any insurance of Parent and its Subsidiaries (and each Lender shall promptly remit to Borrower any proceeds received by it with respect to any such insurance).

5.5        Operating Accounts.  In the case of any Credit Party, promptly following the establishment of any new Collateral Account, at or with any bank or other depository or financial institution located in (a) the United States, subject such account to a Control Agreement or other appropriate instrument that is reasonably acceptable to the Collateral Agent, and (b) any jurisdiction other than the United States, comply with the Perfection Requirements required by Requirements of Law in relation to Collateral Accounts in such jurisdiction.  For the avoidance of doubt in the case of the United Kingdom or Ireland, this shall include the service of a notice to the bank or other depository or financial institution at which the relevant Collateral Account is maintained and the applicable Credit Party shall use commercially reasonable efforts to procure the prompt delivery to the Collateral Agent of a duly completed acknowledgement in respect of any such notice in accordance with the English Debenture or Irish Debenture, as applicable.  For each Collateral Account that each Credit Party at any time maintains in the United States, such Credit Party shall cause the applicable bank or other depository or financial institution located in the United States at or with which any Collateral Account is maintained to execute and deliver, and such Credit Party shall execute and deliver, to the Collateral Agent, a Control Agreement or other appropriate instrument with respect to such Collateral Account to perfect the Collateral Agent’s Lien, for the benefit of Lenders and the other Secured Parties, in such Collateral Account in accordance with the terms hereunder, which Control Agreement may not be terminated without the prior written consent of the Collateral Agent.  The provisions of the previous two (2) sentences shall not apply to (1) accounts exclusively used for payroll, payroll Taxes and other employee wage and benefit payments to or for the benefit of any Credit Party’s employees, (2) zero balance accounts, (3) accounts (including trust accounts) used exclusively for escrow, customs, insurance or fiduciary purposes, (4) merchant accounts, (5) accounts used exclusively for compliance with any Requirements of Law to the extent such Requirements of Law prohibit the granting of a Lien thereon, (6) accounts which constitute cash collateral in respect of a Permitted Lien and (7) any other accounts (x) designated as an Excluded Account by a Responsible Officer of Parent in writing delivered to the Collateral Agent or (y) which constitute a Collateral Account in respect of which Parent (or the applicable Credit Party) is in the process of complying with the Perfection Requirements with respect to such account(s) within the time period provided hereunder, the cash balance of which such accounts do not exceed $5,000,000 in the aggregate at any time (all such accounts in sub-clauses (1) through (7) above, collectively, the “Excluded Accounts”).  Notwithstanding the foregoing, the Credit Parties shall have until the date that is ninety (90) days (or such longer period as the Collateral Agent may agree in its sole discretion) following (i) the Tranche A Closing Date to comply with the provisions of this Section 5.5 with regards to Collateral Accounts of the Credit Parties in existence on the Tranche A Closing Date (or opened during such 90-day period (or such longer period as the Collateral Agent may agree in its sole discretion)) and (ii) the closing date of any Acquisition or other Investment to comply with the provisions of this Section 5.5 with regards to Collateral Accounts of the Credit Parties acquired in connection with such Acquisition or other Investment.

5.6      Compliance with Laws.  Comply in all respects with the Requirements of Law and all orders, writs, injunctions, decrees and judgments applicable to it or to its business or its assets or properties (including Environmental Laws, ERISA, Anti-Money Laundering Laws, Sanctions, Anti-Corruption Laws, Export and Import Laws, Health Care Laws, FDA Laws, EU Laws, UK Laws, DEA Laws, Data Protection Laws and the Federal Fair Labor Standards Act (and any foreign equivalents thereof)), including in connection with governing the research, development, testing, approval, licensure, designation, post-approval or post-licensure monitoring, reporting, manufacture, production, packaging, labeling, use, commercialization, marketing, promotion, advertising, importing, exporting, storage, transport, offer for sale, distribution or sale of Product in the Territory, except, in each case, if the failure to comply therewith could not, individually or taken together with any other such failures, reasonably be expected to result in a Material Adverse Change.

5.7         Protection of Intellectual Property Rights.

(a)           Except as could not reasonably be expected to result in a Material Adverse Change or as expressly permitted under clause (b) below, use all commercially reasonable efforts to (i) protect, defend and maintain the validity and enforceability of the Company IP material to the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory, including defending any future or current oppositions, interference proceedings, reissue proceedings, reexamination proceedings, inter partes review proceedings, derivation proceedings, post grant review proceedings, cancellation proceedings, injunctions, lawsuits, hearings, investigations, complaints, arbitrations, mediations, demands, International Trade Commission investigations, decrees, or any other disputes, disagreements, or claims, challenging the legality, validity, patentability, enforceability or ownership of any Company IP; (ii) maintain the confidential nature of any trade secrets and trade secret rights used in any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory; and (iii) not allow any Company IP material to the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory to be abandoned, forfeited or dedicated to the public by Parent or any of its Subsidiaries (other than through the abandonment of Current Company IP in the exercise of the Borrower’s normal prosecution practices and reasonable business judgment) or any Current Company IP Agreement to be terminated, as applicable, without the Collateral Agent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that with respect to any such Company IP that is not owned by Parent or any of its Subsidiaries, the obligations in clauses (i) and (iii) above shall apply only to the extent Parent or any of its Subsidiaries have the right to take such actions or to cause any licensee or other third party to take such actions pursuant to applicable agreements or contractual rights.

(b)          (i) Except as Parent may otherwise determine in its reasonable business judgment, use commercially reasonable efforts, either directly or indirectly, with respect to any licensee or licensor under the terms of any Credit Party’s (or any of its Subsidiary’s) agreement with the respective licensee or licensor, as applicable, to take any and all actions (including taking legal action to specifically enforce the applicable terms of any license agreement) and prepare, execute, deliver and file agreements, documents or instruments which are necessary to (A) prosecute and maintain the Company IP material to the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory and (B) diligently defend or assert the Company IP material to the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory against material infringement, misappropriation, violation or interference by any other Persons and, in the case of Copyrights, Trademarks and Patents within such material Company IP, against any claims of invalidity, unpatentability or unenforceability (including by bringing any legal action for infringement, dilution, violation, derivation or defending any counterclaim of invalidity or action of a non-Affiliate third party for declaratory judgment of non-infringement or non-interference); and (ii) use commercially reasonable efforts to cause any licensee or licensor of any material Company IP not to, and such Credit Party shall not, disclaim or abandon, or fail to take any action necessary to prevent the disclaimer or abandonment of such Company IP material to the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory (other than through the lapse, expiration or abandonment of Current Company IP in the exercise of the Borrower’s normal prosecution practices and reasonable business judgment), except sub-clauses (i) and (ii) above shall apply only to the extent Parent or any of its Subsidiaries have the right to take such actions or to cause any licensor, licensee or other third party to take such actions pursuant to applicable agreements or contractual rights, and taking such actions would not otherwise breach, terminate or otherwise violate the terms of the applicable agreements.

(c)          Save as contemplated by any Permitted License, use commercially reasonable efforts to protect, defend and maintain market exclusivity for the manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory through the Term Loan Maturity Date, and use commercially reasonable efforts to not allow for the manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of an equivalent version of Product in the Territory before the Term Loan Maturity Date, in each case if such equivalent version infringes or violates, or could reasonably be expected to infringe or violate, any of the rights of any Credit Party or its Subsidiary in or to any material Company IP, without the Collateral Agent’s prior written consent.  Parent agrees to (i) notify the Collateral Agent in writing of, and (ii) keep the Collateral Agent reasonably informed regarding, and (iii) at the reasonable request of the Collateral Agent in writing, consult with and consider in good faith any comments of the Collateral Agent regarding, the commencement of and any material filings in any opposition, interference proceeding, reissue proceeding, reexamination proceeding, inter partes review proceeding, post-grant review proceeding, derivation proceeding, cancellation proceeding, injunction, lawsuit, hearing, investigation, complaint, arbitration, mediation, demand, International Trade Commission investigation, decree, or any other dispute, disagreement, or claim, in each case challenging the legality, validity, patentability, enforceability, inventorship or ownership of any material Company IP (including any claim in any material Patent within the Company IP) related to Product.

(d)          Provide written notice to the Collateral Agent within thirty (30) days of entering or becoming bound by any Restricted License (other than over-the-counter software that is commercially available to the public).  Each Credit Party shall take such commercially reasonable steps as the Collateral Agent reasonably requests to obtain the consent of, or waiver by, any Person whose consent or waiver is necessary for (i) any Restricted License to, without giving effect to Section 9-408 of the Code, be deemed “Collateral” and for the Collateral Agent to have a security interest in it that might otherwise be restricted or prohibited by Requirements of Law or by the terms of any such Restricted License, whether now existing or entered into in the future, and (ii) the Collateral Agent to have the ability in the event of a liquidation of any Collateral to dispose of such Collateral in accordance with the Collateral Agent’s rights and remedies under this Agreement and the other Loan Documents.

5.8       Books and Records.  Maintain proper Books, in which entries that are full, true and correct in all material respects and are in conformity with Applicable Accounting Standards consistently applied shall be made of all material financial transactions and matters involving the assets, properties and business of such Credit Party (or such Subsidiary).

5.9        Access to Collateral; Audits.  Allow the Collateral Agent, or its agents or representatives, at any time after the occurrence and during the continuance of an Event of Default, during normal business hours and upon reasonable advance notice, to visit and inspect any of the Collateral or to inspect and copy and (at the sole discretion of the Collateral Agent) audit any Credit Party’s Books.  The foregoing inspections and audits, if any, shall be at the relevant Credit Party’s expense.

5.10       Use of Proceeds.  (a) Use the proceeds of the Term Loans solely to repay all Indebtedness and any and all other amounts outstanding under the Existing Credit Agreement and any and all costs and expenses associated therewith, and to fund its general corporate and working capital requirements; and (b) not use the proceeds of the Term Loans, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock, for the purpose of reducing or retiring any Indebtedness that was originally incurred to purchase or carry any Margin Stock, for the purpose of extending credit to any other Person for the purpose of purchasing or carrying any Margin Stock or for any other purpose that might cause any Term Loan to be considered a “purpose credit” within the meaning of Regulation T, U or X of the Federal Reserve Board.  If requested by the Collateral Agent, Borrower shall complete and sign Part I of a copy of Federal Reserve Form G-3 referred to in Regulation U and deliver such copy to the Collateral Agent.

5.11       Further Assurances.  Promptly upon the reasonable written request of the Collateral Agent, execute, acknowledge and deliver such further documents and do such other acts and things in order to effectuate or carry out more effectively the purposes of this Agreement and the other Loan Documents at its expense, including after the Tranche A Closing Date taking such steps as are reasonably deemed necessary or desirable by the Collateral Agent to maintain, protect and enforce its Lien, for the benefit of Lenders and the other Secured Parties, on Collateral securing the Obligations created under the Collateral Documents and the other Loan Documents in accordance with the terms of the Collateral Documents and the other Loan Documents, subject to Permitted Liens.

5.12       Additional Collateral; Guarantors.

(a)          From and after the Tranche A Closing Date, except as otherwise approved in writing by the Collateral Agent, Parent and each other Credit Party (other than Borrower) shall, and Parent and each other Credit Party (including Borrower) shall cause each of its Subsidiaries (other than Excluded Subsidiaries) to, and Parent may at its direct or indirect election cause any Excluded Subsidiaries (and the Collateral Agent and Lenders shall cooperate with any such election) to, guarantee the Obligations (and to execute and deliver to the Collateral Agent a joinder to the Security Agreement (in the form attached thereto)), and Parent and each other Credit Party (other than Borrower) shall, and Parent and each other Credit Party (including Borrower) shall cause each of its Subsidiaries (other than Excluded Subsidiaries) to, grant to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, a first priority security interest in and Lien upon (subject to Permitted Liens, the limitations expressly set forth herein and the limitations expressly set forth in the other Loan Documents), and pledge to the Collateral Agent for the benefit of Lenders and the other Secured Parties, all of its and each such Credit Party’s or Subsidiary’s properties and assets constituting Collateral, whether now existing or hereafter acquired or existing (including in connection with an Asset Acquisition), to secure such guaranty (and to execute and deliver to the Collateral Agent a joinder or pledge amendment to the Security Agreement (in the form(s) attached thereto), as applicable); provided, that Parent’s and each such other Credit Party’s obligations to take the foregoing actions with respect to any properties or assets acquired as part of an Asset Acquisition after the Tranche A Closing Date, or to cause any Subsidiaries incorporated, organized, formed or acquired (including by Stock Acquisition) after the Tranche A Closing Date, to take the foregoing actions shall, in each case, be subject to the timing requirements of Section 5.13 or Section 5.14, as and only to the extent applicable.  Additionally, from and after the Tranche A Closing Date, Parent and each other Credit Party shall, and shall cause each of its Subsidiaries (other than Excluded Subsidiaries) to, grant to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, a first priority security interest in and Lien upon (subject to Permitted Liens, the limitations expressly set forth herein and the limitations expressly set forth in the other Loan Documents), and pledge to the Collateral Agent for the benefit of Lenders and the other Secured Parties, all of its and each other such Credit Party’s or Subsidiary’s properties and assets constituting Collateral, whether now existing or hereafter acquired or existing (including in connection with an Asset Acquisition), to secure the payment and performance in full of all of the Obligations (and to execute and deliver to the Collateral Agent a joinder or pledge amendment to the Security Agreement (in the form(s) attached thereto), as applicable); provided, that Parent’s and each other Credit Party’s obligations to take the foregoing actions with respect to any properties or assets acquired as part of an Asset Acquisition after the Tranche A Closing Date, or to cause any Subsidiaries incorporated, organized, formed or acquired (including by Stock Acquisition) after the Tranche A Closing Date, to take the foregoing actions shall, in each case, be subject to the timing requirements of Section 5.13 or Section 5.14, as and only to the extent applicable.  Furthermore, except as otherwise approved in writing by the Collateral Agent, from and after the Tranche A Closing Date, Parent and each other Credit Party shall, and shall cause each of its Subsidiaries (other than Excluded Subsidiaries) to, grant to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, a first priority security interest in and Lien upon (subject to Permitted Liens, the limitations expressly set forth herein and the limitations expressly set forth in the other Loan Documents), and pledge to the Collateral Agent for the benefit of Lenders and the other Secured Parties, all of the Equity Interests (other than Excluded Equity Interests) in each of its Subsidiaries (other than Excluded Subsidiaries) (and to execute and deliver to the Collateral Agent a joinder or pledge amendment to the Security Agreement (in the form(s) attached thereto), as applicable).  In connection with each pledge of certificated Equity Interests required under the Loan Documents, Parent and the other Credit Parties shall deliver, or cause to be delivered, to the Collateral Agent, in addition to a pledge amendment to the Security Agreement (in the form attached thereto), such certificate(s) together with stock powers or assignments, as applicable, properly endorsed for transfer to the Collateral Agent or duly executed in blank, in each case reasonably satisfactory to the Collateral Agent.  In connection with each pledge of uncertificated Equity Interests required under the Loan Documents, Parent and the other Credit Parties shall deliver, or cause to be delivered, to the Collateral Agent, in addition to a pledge amendment to the Security Agreement (in the form attached thereto), an executed uncertificated stock control agreement among the issuer, the registered owner and the Collateral Agent, substantially in the form attached as an annex to the Security Agreement.

(b)          In the event any Credit Party acquires any fee title to real estate in the U.S. with a fair market value (reasonably determined in good faith by a Responsible Officer of Parent) in excess of $5,000,000, unless otherwise agreed by the Collateral Agent, such Person shall execute or deliver, or cause to be executed or delivered, to the Collateral Agent, (i) within sixty (60) days after such acquisition (or such longer period as the Collateral Agent may agree in its sole discretion), an appraisal complying with the Financial Institutions Reform, Recovery and Enforcement Act of 1989, (ii) within forty-five (45) days after receipt of notice from the Collateral Agent (or such longer period as the Collateral Agent may agree in its sole discretion) that such real estate is located in a Special Flood Hazard Area, Federal Flood Insurance, (iii) within sixty (60) days after such acquisition (or such longer period as the Collateral Agent may agree in its sole discretion), a fully executed Mortgage, in form and substance reasonably satisfactory to the Collateral Agent, together with an A.L.T.A. lender’s title insurance policy issued by a title insurer reasonably satisfactory to the Collateral Agent, in form and substance (including any endorsements) and in an amount reasonably satisfactory to the Collateral Agent insuring that the Mortgage is a valid and enforceable first priority Lien on the respective property, free and clear of all defects, encumbrances and Liens (other than Permitted Liens), (iv) promptly following such acquisition, then-current A.L.T.A. surveys, certified to the Collateral Agent by a licensed surveyor sufficient to allow the issuer of the lender’s title insurance policy to issue such policy without a survey exception and (v) within sixty (60) days after such acquisition (or such longer period as the Collateral Agent may agree in its sole discretion), an environmental site assessment prepared by a qualified firm reasonably acceptable to the Collateral Agent, in form and substance reasonably satisfactory to the Collateral Agent.

(c)          If any Credit Party becomes (or any New Subsidiary is) a Registered Organization, Borrower or such Credit Party shall (or shall cause such New Subsidiary to) promptly notify the Collateral Agent of such occurrence and provide the Collateral Agent with such Credit Party’s (or New Subsidiary’s) organizational identification number.

5.13      Formation or Acquisition of Subsidiaries.  If any Credit Party or any of its Subsidiaries at any time after the Tranche A Closing Date incorporates, organizes, forms or acquires (including by a Stock Acquisition or Asset Acquisition) a Subsidiary (including by division), other than an Excluded Subsidiary (a “New Subsidiary”), or any Credit Party (including Parent) elects to cause any Excluded Subsidiary to become a Credit Party, such Credit Party shall (x) notify the Collateral Agent in writing promptly, and in no event later than five (5) Business Days, after such incorporation, organization, formation or acquisition or such election, as applicable, and (y) as promptly as practicable but in no event later than thirty (30) days (or forty-five (45) days with respect to a Subsidiary organized, established or formed outside the United States) after such incorporation, organization, formation or acquisition or such election (or such longer period as Collateral Agent may agree in its sole discretion):  (a) without limiting the generality of clause (c) below, such Credit Party will cause such New Subsidiary or Excluded Subsidiary, as the case may be, to the extent required or applicable under the terms of this Agreement and the other Loan Documents, to execute and deliver to the Collateral Agent a joinder to the Security Agreement (in the form attached thereto), any relevant IP Security Agreement or other Collateral Documents or the Intercompany Subordination Agreement, as applicable; (b) such Credit Party will, or will cause such New Subsidiary or Excluded Subsidiary to, as the case may be, deliver to the Collateral Agent (i) true, correct and complete copies of the Operating Documents of such New Subsidiary or Excluded Subsidiary, as applicable, (ii) a Secretary’s Certificate, certifying that the copies of the Operating Documents of such New Subsidiary or Excluded Subsidiary, as applicable, are true, correct and complete (such Secretary’s Certificate to be in form and substance reasonably satisfactory to the Collateral Agent) and (iii) a good standing certificate for such New Subsidiary or Excluded Subsidiary, as applicable, certified by the Secretary of State (or the equivalent thereof) of its jurisdiction of organization, incorporation or formation (where applicable in the subject jurisdiction and which shall not, for the avoidance of doubt, be applicable to any Subsidiary incorporated or organized under the laws of England and Wales); and (c) such Credit Party will cause such New Subsidiary or Excluded Subsidiary, as the case may be, to satisfy all requirements contained in this Agreement (including Section 5.12) and each other Loan Document if and to the extent applicable to such New Subsidiary or Excluded Subsidiary.  The parties hereto agree that any New Subsidiary or Excluded Subsidiary, as the case may be, shall constitute a Credit Party for all purposes hereunder as of the date of the execution and delivery of any joinder contemplated by clause (a) above or the date such New Subsidiary or Excluded Subsidiary, as the case may be, provides any guarantee of the Obligations as contemplated by Section 5.12.  Any document, agreement or instrument executed or issued pursuant to this Section 5.13 shall be a Loan Document.

5.14      Post-Closing Requirements.  Parent will, and will cause each of its Subsidiaries, as applicable, to take each of the actions set forth on Schedule 5.14 of the Disclosure Letter within the time period prescribed therefor on such schedule (or such longer period as the Collateral Agent may agree in its sole discretion), which shall include, among other things, that: (a) notwithstanding anything to the contrary in Section 3.1(g) or Section 5.4, the Credit Parties shall have until the date that is thirty (30) days following the Tranche A Closing Date (or such longer period as the Collateral Agent may agree in its sole discretion) to comply with the provisions of Section 5.4 with regards to naming the Collateral Agent, on behalf of the Lenders and the other Secured Parties, as additional insured or loss payee, on any products liability or general liability insurance in the United States regarding Collateral in effect on the Tranche A Closing Date; (b) notwithstanding anything to the contrary in Section 5.5, the Credit Parties shall have until the date that is ninety (90) days following the Tranche A Closing Date (or such longer period as the Collateral Agent may agree in its sole discretion) to comply with the provisions of Section 5.5 with regards to Collateral Accounts of the Credit Parties in existence on the Tranche A Closing Date or opened during such 90-day period; and (c) notwithstanding anything to the contrary in Section 6.2(b), the Credit Parties shall have until the date that is thirty (30) days following the Tranche A Closing Date (or such longer period as the Collateral Agent may agree in its sole discretion) to comply with the provisions of Section 6.2(b)(ii) with regards to the location of the primary Books of any Credit Party or any of its Subsidiaries or the location of any material portion of the Collateral on the Tranche A Closing Date or during such 30-day period; provided that such requirement shall not apply to Parent’s current headquarters at 92 Park Drive, Milton Park, Abingdon, Oxon, OX14 4RY, United Kingdom until Parent moves into a new headquarters (and for the avoidance of doubt, Section 6.2(b)(ii) shall apply to such new headquarters location).  All representations and warranties and covenants contained in this Agreement and the other Loan Documents shall be deemed modified to the extent necessary to take the actions set forth on Schedule 5.14 of the Disclosure Letter within the time periods set forth therein, rather than elsewhere provided in the Loan Documents, such that to the extent any such action set forth in Schedule 5.14 of the Disclosure Letter is not overdue, the applicable Credit Party shall not be in breach of any representation or warranty or covenant contained in this Agreement or any other Loan Document applicable to such action for the period from the Tranche A Closing Date until the date on which such action is required to be fulfilled as set forth on Schedule 5.14 of the Disclosure Letter.

5.15       Environmental.

(a)           Deliver to the Collateral Agent:

(i)          as soon as practicable following receipt thereof, copies of any environmental audits, investigations, analyses and reports of any kind or character, whether prepared by personnel of Parent or any of its Subsidiaries or by independent consultants, governmental authorities or any other Persons, with respect to significant environmental matters at any Facility or with respect to any material Environmental Claims;

(ii)        promptly upon a Responsible Officer of any Credit Party or any of its Subsidiaries obtaining knowledge of the occurrence thereof, written notice describing in reasonable detail (A) any Release required to be reported to any federal, state, local or foreign governmental or regulatory agency under any applicable Environmental Laws (B) any remedial action taken by (or on the behalf of) any Credit Party or any Subsidiary or any Affiliate of a Credit Party in response to (x) any Hazardous Materials Activities, the existence of which, individually or in the aggregate, could reasonably be expected to result in one or more Environmental Claims resulting in a Material Adverse Change, or (y) any Environmental Claims that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, and (C) any Credit Party’s discovery of any occurrence or condition on any real property adjoining or in the vicinity of any Facility that could cause such Facility or any part thereof to be subject to any material restrictions on the ownership, occupancy, transferability or use thereof under any Environmental Laws, provided, that with respect to real property adjoining or in the vicinity of any Facility, Parent shall have no duty to affirmatively investigate or make any efforts to become or stay informed regarding any such adjoining or nearby properties;

(iii)       as soon as practicable following the sending or receipt thereof by any Credit Party, a copy of any and all written communications with respect to (A) any Environmental Claims that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, (B) any Release required to be reported to any federal, state, local or foreign governmental or regulatory agency (C) any request for information from any Governmental Authority that suggests such Governmental Authority is investigating whether any Credit Party or any of its Subsidiaries may be potentially responsible for any Hazardous Materials Activity that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change;

(iv)         prompt written notice describing in reasonable detail (A) any proposed acquisition of stock, assets, or property by Parent or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to (x) expose Parent or any of its Subsidiaries to, or result in, Environmental Claims that could reasonably be expected to result in a Material Adverse Change or (y) affect the ability of Parent or any of its Subsidiaries to maintain in full force and effect all material Governmental Approvals required under any Environmental Laws for their respective operations and (B) any proposed action to be taken by Parent or any of its Subsidiaries to modify current operations in a manner that, individually or taken together with any other such proposed actions, could reasonably be expected to subject Parent or any of its Subsidiaries to any additional material obligations or requirements under any Environmental Laws; and

(v)       with reasonable promptness, such other documents and information as from time to time may be reasonably requested by the Collateral Agent in relation to any matters disclosed pursuant to this Section 5.15(a).

(b)          Each Credit Party shall, and shall cause each of its Subsidiaries to, promptly take any and all actions reasonably necessary to (i) cure any violation of applicable Environmental Laws by Parent or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, and (ii) make an appropriate response to any Environmental Claim against Parent or any of its Subsidiaries and discharge any obligations it may have to any Person thereunder where failure to do so, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change.

5.16      Inventory; Returns; Maintenance of Properties.  Keep all Inventory which constitutes Product free from material defects and, other than immaterial defects, in good and marketable condition, and otherwise keep all Inventory which constitutes Product in material compliance with all applicable FDA Laws, EU Laws and UK Laws (including, for the avoidance of doubt, all foreign equivalents), as applicable.  Returns and allowances between a Credit Party and its Account Debtors shall follow such Credit Party’s customary practices.  Each Credit Party will, and will cause each of its Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear, casualty and condemnation excepted, all material tangible properties used or useful in its respective business, and from time to time will make or cause to be made all commercially reasonable repairs, renewals and replacements thereof except where failure to do so could not reasonably be expected to result in a Material Adverse Change.

5.17       Regulatory Obligations; Maintenance of Governmental Authority Approval; Licensure and Designation; Manufacturing, Marketing and Distribution.

(a)          (i) Comply in all material respects with Governmental Authority post-marketing approval, or licensure requirements or commitments for Regulatory Approvals or Licensures for Product in the Territory, and (ii) maintain all Governmental Authority approvals and licensures and any other Regulatory Approvals or Licensures to manufacture, market and distribute Product in the Territory, and (iii) with respect to each calendar year commencing with calendar year 2022, maintain manufacturing capacity to sell Product in the Territory in sufficient quantities to satisfy the expected needs of patients with the disease or condition for which Product was designated as an Orphan Drug for such calendar year, as reasonably determined by Responsible Officers of the Credit Parties in good faith (provided such calendar year occurs during full term of orphan drug exclusive approval granted under 21 C.F.R. § 316.34).

(b)         Deliver to the Collateral Agent, as promptly as practicable after a Responsible Officer of any Credit Party shall have obtained knowledge thereof, written notice describing in reasonable detail any instance where the Credit Party or any of its Subsidiaries has a reasonable expectation that there are grounds for imposition of a clinical hold, as described in 21 C.F.R. § 312.42.

5.18       Collateral Documents.  Comply in all respects with all of its covenants, agreements, undertakings and obligations arising under each Collateral Document to which it is a party.

6            NEGATIVE COVENANTS

Each Credit Party covenants and agrees that, until payment in full of all Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted), such Credit Party shall not, and shall cause each of its Subsidiaries not to:

6.1        Dispositions.  Convey, sell, lease, transfer, exchange, assign, covenant not to sue, enter into a coexistence agreement, exclusively or non-exclusively license out, or otherwise dispose of (including any sale-leaseback or any transfer of assets pursuant to a plan of division), directly or indirectly and whether in one or a series of transactions (collectively, “Transfer”), all or any part of its properties or assets constituting Collateral (including, for the avoidance of doubt, any Equity Interests constituting Collateral issued by any Subsidiary which are owned or otherwise held by such Credit Party) or any Company IP that does not constitute Collateral under the Loan Documents but is related to any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory; except, in each case of this Section 6.1, for Permitted Transfers (unless otherwise expressly prohibited under in Section 6.6(b)).

6.2         Fundamental Changes; Location of Collateral.

(a)            Without at least ten (10) days prior written notice to the Collateral Agent, solely in the case of a Credit Party: (i) change its jurisdiction of organization, incorporation or formation, (ii) change its organizational structure or type, (iii) change its legal name, or (iv) change any organizational number or company registration number (if any) assigned by its jurisdiction of organization, incorporation or formation.

(b)         Maintain its primary Books at or deliver any material portion of the Collateral with a fair market value (reasonably determined in good faith by a Responsible Officer of Borrower), individually or together with any other Collateral, in excess of $1,000,000 to one or more mortgaged or leased locations or one or more warehouses, processors or bailees, as applicable, unless (i) with respect to any such new mortgaged or leased location or new warehouse, processor or bailee, such Credit Party has delivered written notice to the Collateral Agent within ten (10) days after opening or obtaining such location, which such notice shall in reasonable detail identify such Books or Collateral (as applicable) and indicate the location from which it is being delivered and the location to which it is being delivered (and may be in the form of an update to the Perfection Certificate; provided that any update to the Perfection Certificate by any Credit Party pursuant to this Section 6.2(b)(i) shall not relieve any Credit Party of any other Obligation under this Agreement, including under clause (ii) below), and (ii) subject to the timing requirements of Section 5.14 (solely with respect to such locations, warehouses, processors or bailees where such Books or Collateral is located on the Tranche A Closing Date or during the 60-day period following the Tranche A Closing Date), such Credit Party uses commercially reasonable efforts to deliver to the Collateral Agent a Collateral Access Agreement for such mortgaged or leased location or such warehouse, processor or bailee governing such Books or Collateral (as applicable) and the location at which such Books are maintained or to which such Collateral has been delivered (as applicable) (in each case in form and substance reasonably satisfactory to the Collateral Agent), as promptly as practicable (and in no event later than sixty (60) days after) such Books are maintained or such Collateral is delivered to such mortgaged or leased location or warehouse, processor or bailee (as applicable). Notwithstanding anything to the contrary herein, such obligation to deliver Collateral Access Agreements will not apply to any Inventory or other assets while in transit (including such assets stored at any temporary location pending transit).

(c)          In the case of Immunocore Nominees Limited, (i) own, co-own or otherwise maintain any Company IP, (ii) license any Company IP from any other Person, (iii) enter into any Material Contract or otherwise become a party thereto or be bound thereby or (iv) otherwise engage in any business operations relating to any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory.

6.3         Mergers, Acquisitions, Liquidations or Dissolutions.

(a)          Merge, divide itself into two (2) or more entities, consolidate, liquidate or dissolve, or permit any of its Subsidiaries to merge, divide itself into two (2) or more entities, consolidate, liquidate or dissolve with or into any other Person, except that:

(i)          (x) any Subsidiary of Parent may merge or consolidate with or into a Credit Party, provided that the Credit Party is the surviving entity and (y) any Subsidiary of Parent (other than Borrower) may liquidate or dissolve, provided that prior to or concurrent with such liquidation or dissolution, the remaining assets of such Subsidiary shall be distributed to another Subsidiary, provided, further, that if the liquidating or dissolving Subsidiary is a Credit Party, the assets of such Subsidiary shall be distributed to an existing or newly-formed Credit Party;

(ii)          any Subsidiary of Parent may merge or consolidate with any other Subsidiary of Parent, provided that if any party to such merger or consolidation is a Credit Party, then either (x) such Credit Party is the surviving entity or (y) the surviving or resulting entity executes and delivers to the Collateral Agent a joinder to the Security Agreement in the form attached thereto, any relevant IP Security Agreement or other Collateral Documents or the Intercompany Subordination Agreement, as applicable, and otherwise satisfies the requirements of Section 5.13 promptly, and in no event later than the applicable timeline in Section 5.13, following completion of such merger or consolidation;

(iii)        any Subsidiary of Parent may divide itself into two (2) or more entities or be dissolved or liquidated, provided that if such Subsidiary is a Credit Party, the properties and assets of such Subsidiary are allocated or distributed to an existing or newly-formed Credit Party; and

(iv)         any Permitted Acquisition or Permitted Investment may be structured as a merger or consolidation.

(b)          make, or permit any of its Subsidiaries to make, Acquisitions outside the ordinary course of business, including any purchase of all or substantially all of the assets of, or any division or line of business of, any other Person, other than Permitted Acquisitions or Permitted Investments.

6.4        Indebtedness.  Directly or indirectly, create, incur, assume or guaranty, or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness (including any Indebtedness consisting of obligations evidenced by a bond, debenture, note or other similar instrument) that is not Permitted Indebtedness; provided, however, that the accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness shall not be deemed to be an incurrence of Indebtedness for purposes of this Section 6.4.

6.5         Encumbrances.  Except for Permitted Liens, (i) create, incur, allow, or suffer to exist any Lien on any Collateral, or (ii) permit (other than pursuant to the terms of the Loan Documents and following completion of the Perfection Requirements) any material portion of the Collateral not to be subject to the first priority security interest (subject to Permitted Liens, the limitations expressly set forth herein and the limitations expressly set forth in the other Loan Documents) granted in the Loan Documents or otherwise pursuant to the Collateral Documents, in each case of this clause (ii), other than as a direct result of any action by the Collateral Agent or any Lender or failure of the Collateral Agent or any Lender to perform an obligation thereof under the Loan Documents.

6.6         No Further Negative Pledges; Negative Pledge.

(a)          No Credit Party nor any of its Subsidiaries shall enter into any agreement, document or instrument directly or indirectly prohibiting (or having the effect of prohibiting) or limiting the ability of such Credit Party or Subsidiary to create, incur, assume or suffer to exist any Lien upon any Collateral, whether now owned or hereafter acquired, in favor of the Collateral Agent, for the benefit of Lenders and the other Secured Parties, with respect to the Obligations or under the Loan Documents, in each case of this Section 6.6, other than Permitted Negative Pledges.

(b)          Notwithstanding Section 6.1, no Credit Party will Transfer, or create, incur, allow or suffer to exist any Lien on, any Equity Interests constituting Collateral issued by any Subsidiary which are owned or otherwise held by such Credit Party, except for:  (i) Permitted Liens; (ii) transfers between or among Credit Parties, provided that, following completion of the Perfection Requirements, any and all steps as may be reasonably required to be taken in order to create and maintain a first priority security interest in and Lien upon (subject to Permitted Liens, the limitations expressly set forth herein and the limitations expressly set forth in the other Loan Documents) such Equity Interests in favor of the Collateral Agent, for the benefit of Lenders and the other Secured Parties, are taken promptly, and in no event later than thirty (30)days (or forty-five (45) days with respect to any such Equity Interests in Subsidiaries organized or established outside of the United States), following the completion of any such transfer; and (iii) sales, assignments, transfers, exchanges or other dispositions to qualify directors if required by Requirements of Law or otherwise permitted under this Agreement, provided that such sale, assignment, transfer, exchange or other disposition shall be for the minimum number of Equity Interests as are necessary for such qualification under Requirements of Law.

6.7         Maintenance of Collateral Accounts.  Maintain any Collateral Account except in accordance with the terms of Section 5.5 hereof.

6.8         Distributions; Investments.

(a)          Pay any dividends or make any distribution or payment on, or redeem, retire or repurchase any of its Equity Interests (collectively, “Restricted Payments”), except, in each case of this Section 6.8, for Permitted Distributions, Permitted Equity Derivatives and Permitted Transactions.

(b)             Directly or indirectly make any Investment other than Permitted Acquisitions and Permitted Investments.

6.9         No Restrictions on Subsidiary Distributions.  No Credit Party nor any of its Subsidiaries shall enter into any agreement, document or instrument directly or indirectly prohibiting (or having the effect of prohibiting) or limiting the ability of any Subsidiary of Parent to (a) pay dividends or make any other distributions on any of such Subsidiary’s Equity Interests owned by Borrower or any other Subsidiary of Parent, (b) repay or prepay any Indebtedness owed by such Subsidiary to Borrower or any other Subsidiary of Parent, (c) make loans or advances to Borrower or any other Subsidiary of Parent, or (d) transfer, lease or license any Collateral to Borrower or any other Subsidiary of Parent, except, in each case of this Section 6.9, for Permitted Subsidiary Distribution Restrictions.

6.10       Subordinated Debt; Permitted Convertible Indebtedness.  Notwithstanding anything to the contrary in this Agreement:

(a)         Make or permit any voluntary or optional prepayment or repayment of the outstanding principal amount of any Subordinated Debt other than in accordance with the express terms of a subordination, intercreditor or other similar agreement relating to such Subordinated Debt, if any, that is in form and substance reasonably satisfactory to the Collateral Agent;

(b)          Make or permit any payment of interest (including accrued and unpaid interest) in cash on or in respect of any Subordinated Debt at any time that a Default or Event of Default shall have occurred and be continuing other than in accordance with the express terms of a subordination, intercreditor or other similar agreement relating to such Subordinated Debt, if any, that is in form and substance reasonably satisfactory to the Collateral Agent; or

(c)          Amend, restate, supplement or otherwise modify any terms, conditions or other provisions of any Subordinated Debt, or any agreement, instrument or other document relating thereto, in any manner which would contravene in any respect any of the foregoing or adversely affect the payment or priority subordination thereof (as applicable) to Obligations owed to Lenders, in each case except under the terms of the subordination, intercreditor, or other similar agreement to which such Subordinated Debt, if any, is subject, without the prior written consent of the Collateral Agent (in its sole discretion).

(d)        Directly or indirectly make (or exercise any option with respect thereto) any payment, prepayment, repurchase or redemption for cash of any Permitted Convertible Indebtedness, other than to the extent made solely with the proceeds of any issuance of Equity Interests or Permitted Convertible Indebtedness, provided, that nothing in this Section 6.10(d) shall prohibit or otherwise restrict (i) scheduled cash interest payments, (ii) required cash payments of accrued but unpaid interest upon repurchase, redemption or exchange thereof, (iii) cash payments in lieu of any fractional share issuable upon conversion thereof, (iv) required cash payments of any amounts due upon the scheduled maturity thereof or (v) any ordinary course fees or other expenses in connection therewith.

6.11       Amendments or Waivers of Organizational Documents.  Amend, restate, supplement or otherwise modify, or waive, any provision of its Operating Documents in a manner that would reasonably be expected to result in a Material Adverse Change.

6.12       Compliance.

(a)         Become an “investment company” under the Investment Company Act of 1940, or undertake as one of its important activities extending credit to purchase or carry margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or use the proceeds of any Term Loans for that purpose;

(b)            No ERISA Affiliate shall cause or suffer to exist (i) any event that would result in the imposition of a Lien on any assets or properties of any Credit Party or a Subsidiary of a Credit Party with respect to any Plan or Multiemployer Plan or (ii) any other ERISA Event that, in the case of clauses (i) and (ii), could reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change; or

(c)            Permit the occurrence of any other event with respect to any present pension, profit sharing or deferred compensation plan which could reasonably be expected to result in a Material Adverse Change.

6.13       Compliance with Sanctions and Anti-Money Laundering Laws.

(a)            The Collateral Agent and each Lender hereby notifies each Credit Party that pursuant to the requirements of Sanctions and Anti-Money Laundering Laws, and such Person’s policies and practices, the Collateral Agent and each Lender is required to obtain, verify and record certain information and documentation that identifies each Credit Party and its principals, which information includes the name and address of each Credit Party and its principals and such other information that will allow the Collateral Agent and each Lender to identify such party in accordance with Sanctions and Anti-Money Laundering Laws.

(b)          No Credit Party will, nor will any Credit Party permit any of its Subsidiaries or controlled Affiliates to, directly or indirectly, enter into any documents or contracts with any Blocked Person.

(c)           Each Credit Party shall notify the Collateral Agent and each Lender in writing promptly (but in any event within five (5) Business Days after) a Responsible Officer of any Credit Party becomes aware that any Credit Party or any Subsidiary or Affiliate of any Credit Party is a Blocked Person or any Credit Party or any Subsidiary or Affiliate of any Credit Party or any of their directors, officers or employees (a) is convicted on, (b) pleads nolo contendere to, (c) is indicted on, or (d) is arraigned and held over on charges involving money laundering or predicate crimes to money laundering.

(d)          No Credit Party will, nor will any Credit Party permit any of its Subsidiaries or Affiliates to, directly or indirectly, (i) conduct any business or engage in any investment, activity, transaction or dealing with any Blocked Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person, (ii) deal in, or otherwise engage in any investment, activity,  transaction or dealing relating to, any property or interests in property blocked pursuant to Sanctions, or (iii) engage in or conspire to engage in any investment, activity,  transaction or dealing that evades or avoids or violates, or has the purpose of evading or avoiding, or attempts to violate, any of prohibitions under Sanctions or Anti-Money Laundering Laws.

(e)            Borrower will not, directly or, to the Knowledge of Parent, indirectly (including through an agent or any other Person), use any of the proceeds of any Term Loans, or lend, contribute or otherwise make available such proceeds of any Term Loans to any Subsidiary, joint venture partner or other Person, (i) for any payments to any governmental official or employee, political party, official of a political party, candidate for political office or anyone else, in order to obtain, retain or direct business, or to obtain any improper advantage, in violation of Anti-Corruption Laws, Anti-Money Laundering Laws,  Sanctions or Export and Import Laws.

(f)            Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, fund all or part of any repayment of the Term Loans or other payments under this Agreement out of proceeds derived from criminal activity or activity or transactions in violation of any the Anti-Corruption Laws, Export and Import Laws, Anti-Money Laundering Laws  or Sanctions, or that would otherwise cause any Person (including any Person participating in the Term Loans, whether as agent, lender, sponsor, underwriter, advisor, investor, or otherwise) to be in violation of Anti-Corruption Laws, Export and Import Laws, Anti-Money Laundering Laws  or Sanctions.

6.14      Material Contracts.  Waive, amend, cancel or terminate, exercise or fail to exercise, any material rights constituting or relating to any of the Material Contracts or (b) breach, default under, or take any action or fail to take any action that, with the passage of time or the giving of notice or both, would constitute a default or event of default under any of the Material Contracts, in each case of this Section 6.14, which, individually or taken together with any other such waivers, amendments, cancellations, terminations, exercises or failures, could reasonably be expected to have a Material Adverse Change.

7            EVENTS OF DEFAULT

Any one of the following shall constitute an event of default (an “Event of Default”) under this Agreement:

7.1         Payment Default.  Any Credit Party fails to (a) make any payment of any principal of the Term Loans or the Term Loan Notes when and as the same shall become due and payable, whether at the due date thereof (including pursuant to Section 2.2(c)) or at a date fixed for prepayment (whether voluntary or mandatory) thereof or by acceleration thereof or otherwise, or (b) within five (5) Business Days after the same becomes due, any payment of interest on the Term Loan Notes or premium pursuant to Section 2.2, including any applicable Additional Consideration, Makewhole Amount or Prepayment Premium, or any other Obligations (which such five (5) Business Day cure period shall not apply to any such payments due on the Term Loan Maturity Date or such earlier date pursuant to Section 2.2(c)(ii) or Section 2.2(c)(iii) hereof or the date of acceleration pursuant to Section 8.1(a) hereof).  A failure to pay any such interest, premium or Obligations pursuant to the foregoing clause (b) prior to the end of such five (5) Business Day-period shall not constitute an Event of Default (unless such payment is due on the Term Loan Maturity Date or such earlier date pursuant to Section 2.2(c)(ii) or Section 2.2(c)(iii) hereof or the date of acceleration pursuant to Section 8.1(a) hereof).

7.2         Covenant Default.

(a)           The Credit Parties: (i) fail or neglect to perform any obligation in Sections 5.2, 5.5, 5.6, 5.7, 5.10, 5.12, 5.13, 5.14, 5.16 or 5.17 or (ii) violate or breach any covenant or agreement in Section 6; or

(b)           The Credit Parties fail or neglect to perform, keep, or observe any other term, provision, condition, covenant or agreement contained in this Agreement or any Loan Documents on its part to be performed, kept or observed and such failure or neglect continues for twenty (20) days, after the earlier of the date on which (i) a Responsible Officer of any Credit Party becomes aware of such failure or neglect and (ii) written notice thereof shall have been given to Borrower by the Collateral Agent or any Lender.  Cure periods provided under this Section 7.2(b) shall not apply, among other things, to any of the covenants referenced in clause (a) above.

7.3         Material Adverse Change; Withdrawal Event.  A (i) Material Adverse Change or (ii) Withdrawal Event occurs.

7.4         Attachment; Levy; Restraint on Business.

(a)          (i) The service of process seeking to attach, by trustee or similar process, any funds of any Credit Party or of any entity under the control of any Credit Party (including a Subsidiary) in excess of $10,000,000 on deposit or otherwise maintained with the Collateral Agent, or (ii) a notice of lien or levy is filed against any of material portion of Collateral by any Governmental Authority, and the same under sub-clauses (i) and (ii) hereof are not, within thirty (30) days after the occurrence thereof, discharged or stayed (whether through the posting of a bond or otherwise); provided, however, that no Term Loans shall be made during any thirty (30) day cure period; or

(b)          (i) Any material portion of Collateral is attached, seized, levied on, or comes into possession of a trustee or receiver, or (ii) any court order enjoins, restrains, or prevents Parent and its Subsidiaries from conducting any material part of their business, taken as a whole.

7.5          Insolvency.

(a)           Other than with respect to a UK Credit Party in each case, an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking:  (i) relief in respect of any Credit Party, or of a substantial part of the property of any Credit Party, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership, examinership or similar law; (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator, examiner or similar official for any Credit Party or for a substantial part of the property or assets of any Credit Party; or (iii) the winding-up or liquidation of any Credit Party, and, in each case, such proceeding or petition is not frivolous or vexatious or shall continue undismissed or unstayed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered;

(b)          Any Credit Party (other than a UK Credit Party) shall:  (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership, examinership or similar law; (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (a) above; (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator, examiner or similar official for any Credit Party or for a substantial part of the property or assets of any Credit Party; (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding; (v) make a general assignment for the benefit of creditors; (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due under Requirements of Law; (vii) take any action for the purpose of effecting any of the foregoing; or (viii) wind up or liquidate (except as otherwise expressly permitted hereunder); or

(c)          The occurrence of a UK Insolvency Event with respect to any UK Credit Party.

7.6         Other Agreements.  Any Credit Party fails to pay any Indebtedness (other than the Indebtedness represented by this Agreement and the other Loan Documents) within any applicable grace period after such payment is due and payable (including at final maturity) or after the acceleration of any such Indebtedness by the holder(s) thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $10,000,000.

7.7        Judgments.  One or more final, non-appealable judgments, orders, or decrees for the payment of money in an amount in excess of $10,000,000 (but excluding any final judgments, orders, or decrees for the payment of money that are covered by independent third-party insurance as to which liability has not been denied by such insurance carrier or by an indemnification claim against a solvent and unaffiliated Person that is not a Credit Party as to which such Person has not denied liability for such claim), shall be rendered against one or more Credit Parties and the same are not, within thirty (30) days after the entry thereof, discharged or execution thereof stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay.

7.8        Misrepresentations.  Any Credit Party or any Person acting for any Credit Party makes or is deemed to make any representation, warranty, or other statement now or later in this Agreement, any other Loan Document or in any writing delivered to the Collateral Agent or any Lender or to induce the Collateral Agent or any Lender to enter this Agreement or any other Loan Document, and such representation, warranty, or other statement is incorrect in any material respect (or, to the extent any such representation, warranty or other statement is qualified by materiality or Material Adverse Change, in any respect) when made or deemed to be made.

7.9       Loan Documents; Collateral.  Following completion of the Perfection Requirements and subject to the Legal Reservations, any material provision of any Loan Document shall for any reason cease to be valid and binding on or enforceable against any Credit Party, or any Credit Party shall so state in writing or bring an action to limit its obligations or liabilities thereunder; or any Collateral Document shall for any reason (other than pursuant to the terms thereof) cease to create a valid security interest in any material portion of the Collateral purported to be covered thereby or such security interest shall for any reason (other than pursuant to the terms of the Loan Documents) cease to be a perfected and first priority security interest in any material portion of the Collateral subject thereto (subject only to Permitted Liens, the limitations expressly set forth herein and the limitations expressly set forth in the other Loan Documents), in each case, other than as a result of any action by the Collateral Agent or any Lender or failure of the Collateral Agent or any Lender to perform an obligation thereof under the Loan Documents.

7.10     ERISA Event.  An ERISA Event occurs that, individually or taken together with any other ERISA Events, results or could reasonably be expected to result in a Material Adverse Change, or the imposition of a Lien under Section 303(k) of ERISA on any Collateral that could reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change.

7.11        Intercreditor Agreement.  A material default or breach occurs under any subordination, intercreditor or other similar agreement with respect to any Permitted Indebtedness that constitutes Subordinated Debt or Permitted Convertible Indebtedness, or any creditor party to such an agreement with the Collateral Agent (or Lenders) and any Credit Party breaches the terms of such agreement in any material respect; provided, that material defaults or breaches for the purposes of this Section 7.11 shall include breaches of payment, enforcement and subordination provisions or restrictions.  For the avoidance of doubt, default or breaches by any Secured Party shall not constitute an Event of Default hereunder.

8            RIGHTS AND REMEDIES UPON AN EVENT OF DEFAULT

8.1         Rights and Remedies.  While an Event of Default occurs and continues, the Collateral Agent may, or at the request of the Required Lenders, will, without notice or demand:

(a)           by notice to Borrower, in such capacity and in its capacity as agent, attorney-in-fact and legal representative of each of the Credit Parties, declare all Obligations (including, for the avoidance of doubt, any and all amounts payable pursuant to Section 2.2(e) and Section 2.2(f), as applicable) immediately due and payable (but if an Event of Default described in Section 7.5 occurs, in respect of any Credit Party organized or established in the U.S., all Obligations, including any and all amounts payable pursuant to Section 2.2(e) and Section 2.2(f), as applicable, are automatically and immediately due and payable without any notice or other action by the Collateral Agent or any Lender), whereupon all Obligations for principal, interest, premium or otherwise (including, for the avoidance of doubt, any and all amounts payable pursuant to Section 2.2(e) and Section 2.2(f), as applicable) shall become due and payable by Borrower without presentment for payment, demand, notice of protest or other demand or notice of any kind, which are all expressly waived by the Credit Parties hereby;

(b)           stop advancing money or extending credit for Borrower’s benefit under this Agreement;

(c)         to the extent applicable or permissible under Requirements of Laws, settle or adjust disputes and claims directly with Account Debtors for amounts on terms and in any order that the Collateral Agent considers advisable, notify any Person owing Borrower money of the Collateral Agent’s security interest, for the benefit of the Lenders and the other Secured Parties, in such funds, and verify the amount of the Collateral Accounts;

(d)        to the extent applicable under Requirements of Laws, make any payments and do any acts it considers necessary or reasonable to protect the Collateral or the Collateral Agent’s security interest, for the benefit of Lenders and the other Secured Parties, in the Collateral.  Borrower shall assemble the Collateral if the Collateral Agent or the Required Lenders requests and make it available as the Collateral Agent designates or the Required Lenders designate.  To the extent applicable or permissible under Requirements of Laws, the Collateral Agent or its agents or representatives may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien that appears to be prior or superior to its security interest, for the benefit of Lenders and the other Secured Parties, and pay all expenses incurred.  Borrower grants the Collateral Agent an irrevocable, royalty-free license or other right to enter, use, operate and occupy (and for its agents or representatives to enter, use, operate and occupy), without charge, any such premises to exercise any of the Collateral Agent’s or any Lender’s rights or remedies under this Section 8.1 (including in order to take possession of, collect, receive, assemble, process, appropriate, remove, realize upon, advertise for sale, sell, assign, license out, convey, transfer or grant options to purchase any Collateral);

(e)           to the extent applicable or permissible under Requirements of Laws, apply to the Obligations (i) any balances and deposits of Borrower it holds, (ii) any amount held by the Collateral Agent owing to or for the credit or the account of Borrower or (iii) any balance from any Collateral Account of any Credit Party or instruct the bank at which any such Collateral Account is maintained to pay the balance of any such Collateral Account to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, or to any Lender on behalf of itself and the other Secured Parties, as the Collateral Agent shall direct;

(f)          to the extent applicable or permissible under Requirements of Laws, ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell the Collateral.  With respect to any and all Intellectual Property owned or held by any Credit Party and included in Collateral, each Credit Party hereby grants to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, as of the Tranche A Closing Date:  (i) an irrevocable, non-exclusive, assignable, royalty-free license or other right to use (and for its agents or representatives to use), without charge, including the right to sublicense, use and practice, any and all such Intellectual Property in order to take possession of, collect, receive, assemble, process, appropriate, remove, realize upon, advertise for sale, sell, assign, license out, convey, transfer or grant options to purchase any Collateral, and access to all media in which any of the licensed items may be recorded or stored and to all Software and programs used for the compilation or printout thereof; and (ii) in connection with the Collateral Agent’s exercise of its rights or remedies under this Section 8.1 (including in order to take possession of, collect, receive, assemble, process, appropriate, remove, realize upon, sell, assign, license out, convey, transfer or grant options to purchase any Collateral), each Credit Party’s rights under all licenses and all franchise Contracts inure to the benefit of all Secured Parties;

(g)           to the extent applicable under Requirements of Laws, place a “hold” on any account maintained with the Collateral Agent or deliver a notice of exclusive control, any entitlement order, or other directions or instructions pursuant to any Control Agreement or similar agreements providing control of any Collateral;

(h)           demand and receive possession of the Books of any Credit Party regarding Collateral; and

(i)           exercise all rights and remedies available to the Collateral Agent or any Lender under the Collateral Documents or any other Loan Documents or at law or equity, including all remedies provided under the Code (including disposal of the Collateral pursuant to the terms thereof).

Each of the Collateral Agent and Lender agrees that in connection with any foreclosure or other exercise of rights under this Agreement or any other Loan Document with respect to any Intellectual Property included in the Collateral, the rights of the licensees under any license of such Intellectual Property will not be terminated, limited or otherwise adversely affected so long as no default exists thereunder in a way that would permit the licensor to terminate such license (commonly termed a non-disturbance).  Without limitation to any other provision herein or in any other Loan Document, while an Event of Default occurs and continues, at the Collateral Agent’s or the Required Lenders’ request, representatives from Borrower and the Collateral Agent shall promptly meet (in person or telephonically) to discuss in good faith how to collect, receive, appropriate and realize upon Borrower’s rights and interests in, to and under any Current Company IP Agreement, including in connection with any foreclosure or other exercise of the Collateral Agent’s or any Lender’s rights with respect thereto.  If Borrower and the Collateral Agent do not mutually agree with respect thereto within ten (10) Business Days after such request by the Collateral Agent (or such later date as agreed by the Collateral Agent), then the Collateral Agent may request Borrower to, and Borrower (promptly following the receipt of such request) shall, use reasonable best efforts to obtain the written consent of any counterparty to the exercise by the Collateral Agent or any Lender of any and all rights and remedies under this Agreement or any other Loan Document with respect to any Current Company IP Agreement, in form and substance reasonably satisfactory to the Collateral Agent.

8.2         Power of Attorney.  Borrower hereby irrevocably appoints the Collateral Agent and any Related Party thereof as its lawful attorney-in-fact, exercisable solely upon the occurrence and during the continuance of an Event of Default, to:  (a) endorse Borrower’s name on any checks or other forms of payment or security; (b) sign Borrower’s name on any invoice or bill of lading for any Account or drafts against Account Debtors; (c) settle and adjust disputes and claims about the Collateral Accounts directly with depository banks where the Collateral Accounts are maintained, for amounts and on terms the Collateral Agent determines reasonable; (d) make, settle, and adjust all claims under Borrower’s products liability or general liability insurance policies maintained in any jurisdiction regarding Collateral; (e) pay, contest or settle any Lien, charge, encumbrance, security interest, and adverse claim in or to the Collateral, or any judgment based thereon, or otherwise take any action to terminate or discharge the same; and (f) transfer the Collateral into the name of the Collateral Agent or a third party as the Code permits.  Borrower hereby appoints the Collateral Agent and any Related Party thereof as its lawful attorney-in-fact solely to file or record any documents necessary to perfect or continue the perfection of the Collateral Agent’s security interest, for the benefit of Lenders and the other Secured Parties, in the Collateral regardless of whether an Event of Default has occurred until all Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted) have been satisfied in full and no Lender is under any further obligation to make Term Loans hereunder; provided that the Collateral Agent shall provide copies of any filing or evidence recordation to Borrower after such actions are taken.  The foregoing appointment of the Collateral Agent and any Related Party thereof as Borrower’s attorney in fact, and all of the Collateral Agent’s (or such Related Party’s) rights and powers, coupled with an interest, are irrevocable until all Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted) have been fully repaid and performed and each Lender’s obligation to provide Term Loans terminates.

8.3         Application of Payments and Proceeds Upon Default.  If an Event of Default has occurred and is continuing, the Collateral Agent shall apply any funds in its possession, whether from Borrower account balances, payments, proceeds realized as the result of any collection of Collateral Accounts or disposition of any other Collateral, or otherwise, to the Obligations in such order as the Collateral Agent shall determine in its sole discretion.  Any surplus shall be paid to Borrower or other Persons legally entitled thereto; Borrower shall remain liable to Lenders for any deficiency.  If the Collateral Agent or any Lender directly or indirectly enters into a deferred payment or other credit transaction with any purchaser at any sale of Collateral, the Collateral Agent or such Lender, as applicable, shall have the option, exercisable at any time, of either reducing the Obligations by the principal amount of the purchase price or deferring the reduction of the Obligations until the actual receipt by the applicable Lender(s) of cash therefor.

8.4       Collateral Agent’s Liability for Collateral.  So long as the Collateral Agent complies with Requirements of Law regarding the safekeeping of the Collateral in the possession or under the control of the Collateral Agent and absent bad faith, gross negligence or willful misconduct of the Collateral Agent, the Collateral Agent shall not be liable or responsible for:  (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; or (c) any act or default of any other Person.  In no event shall the Collateral Agent or any Lender have any liability for any diminution in the value of the Collateral for any reason except as a result of Collateral Agent’s bad faith, gross negligence or willful misconduct.  Subject to the forgoing sentence, Borrower bears all risk of loss, damage or destruction of the Collateral.

8.5       No Waiver; Remedies Cumulative.  The Collateral Agent’s or any Lender’s failure, at any time or times, to require strict performance by Borrower or any other Person of any provision of this Agreement or any other Loan Document shall not waive, affect, or diminish any right of the Collateral Agent or any Lender thereafter to demand strict performance and compliance herewith or therewith.  No waiver hereunder shall be effective unless signed by the party granting the waiver and then is only effective for the specific instance and purpose for which it is given.  Each of the Collateral Agent’s and Lender’s rights and remedies under this Agreement and the other Loan Documents are cumulative.  Each of the Collateral Agent and Lenders has all rights and remedies provided under the Code, by law, or in equity.  The exercise by the Collateral Agent or any Lender of one right or remedy is not an election and shall not preclude the Collateral Agent or any Lender from exercising any other remedy under this Agreement or other remedy available at law or in equity, and the waiver by the Collateral Agent or any Lender of any Event of Default is not a continuing waiver.  The Collateral Agent’s or any Lender’s delay in exercising any remedy is not a waiver, election, or acquiescence.

8.6        Demand Waiver; Makewhole Amount; Prepayment Premium.  Borrower waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by the Collateral Agent on which Borrower is liable.  Borrower acknowledges and agrees that if the maturity of all Obligations shall be accelerated pursuant to Section 8.1(a) by reason of the occurrence of an Event of Default, the applicable Makewhole Amount and Prepayment Premium that is payable pursuant to Section 2.2(e) and Section 2.2(f), as applicable, shall become due and payable by Borrower upon such acceleration, whether such acceleration is automatic or is effected by the Collateral Agent’s or any Lender’s declaration thereof, as provided in Section 8.1(a), and Borrower shall pay the applicable Makewhole Amount and Prepayment Premium that is payable pursuant to Section 2.2(e) and Section 2.2(f), as applicable, as compensation to Lenders for the loss of its investment opportunity and not as a penalty, and Borrower waives any right to object thereto in any voluntary or involuntary bankruptcy, insolvency or similar proceeding or otherwise.

9            NOTICES

All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; (c) when delivered, if hand-delivered by messenger; or (d) if sent by electronic mail, when received in readable form, all of which shall be addressed to the party to be notified and sent to the address, or email address (if any) indicated below.  Any party to this Agreement may change its mailing or electronic mail address by giving all other parties hereto written notice thereof in accordance with the terms of this Section 9.

If to Borrower or any other Credit Party:

Immunocore Limited
92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
Attn: Lily Hepworth, General Counsel
Email: [***]

with copies to (which shall not constitute notice) to:

Cooley LLP
1299 Pennsylvania Avenue, NW, Suite 700
Washington, DC 20004-2400
Attention: Michael Tollini
Phone: [***]
Email: [***]

If to Collateral Agent:	BioPharma Credit PLC
c/o Beaufort House
51 New North Road
Exeter EX4 4EP
United Kingdom
Attn: Company Secretary
Tel: [***]
Email: [***]

with copies (which shall not constitute notice) to:

Pharmakon Advisors, LP
110 East 59th Street, #3300
New York, NY 10022
Attn: Pedro Gonzalez de Cosio
Phone: [***]
Email: [***]

and

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036-6745
Attn: Geoffrey E. Secol
Phone: [***]
Email: [***]

If to any Lender:	To the address of such Lender set forth on Exhibit D attached hereto with copies (which shall not constitute notice) to:

Pharmakon Advisors, LP
110 East 59th Street, #3300
New York, NY 10022
Attn: Pedro Gonzalez de Cosio
Phone: [***]
Email: [***]

and

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036-6745
Attn: Geoffrey E. Secol
Phone: [***]
Email: [***]

10          CHOICE OF LAW, VENUE, AND JURY TRIAL WAIVER

THE LOAN DOCUMENTS (EXCLUDING THOSE LOAN DOCUMENTS THAT BY THEIR OWN TERMS ARE EXPRESSLY GOVERNED BY THE LAWS OF ANOTHER JURISDICTION) SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICTS OF LAW THAT COULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION, PROVIDED, HOWEVER, THAT IF THE LAWS OF ANY JURISDICTION OTHER THAN NEW YORK SHALL GOVERN IN REGARD TO THE VALIDITY, PERFECTION OR EFFECT OF PERFECTION OF ANY LIEN OR IN REGARD TO PROCEDURAL MATTERS AFFECTING ENFORCEMENT OF ANY LIENS IN COLLATERAL, SUCH LAWS OF SUCH OTHER JURISDICTIONS SHALL CONTINUE TO APPLY TO THAT EXTENT.  Each party hereto submits to the exclusive jurisdiction of the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by Requirements of Law, in such Federal court; provided, however, that nothing in this Agreement shall be deemed to operate to preclude the Collateral Agent or any Lender from bringing suit or taking other legal action in any other jurisdiction to realize on the Collateral or any other security for the Obligations, or to enforce a judgment or other court order in favor of the Collateral Agent or any Lender.  Each Credit Party expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and each Credit Party hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court.  Each Credit Party hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to such party at the address set forth in (or otherwise provided in accordance with the terms of) Section 9 of this Agreement and that service so made shall be deemed completed upon the earlier to occur of such party’s actual receipt thereof or three (3) days after deposit in the U.S. mails, proper postage prepaid.

TO THE FULLEST EXTENT PERMITTED BY REQUIREMENTS OF LAW, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL IN ANY CLAIM, SUIT, ACTION OR PROCEEDING WITH RESPECT TO, OR DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN AND THEREIN OR RELATED HERETO OR THERETO (WHETHER FOUNDED IN CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO OTHER PARTY AND NO RELATED PARTY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10 AND (C) HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

11          GENERAL PROVISIONS

11.1       Successors and Assigns.

(a)            This Agreement binds and is for the benefit of the parties hereto and their respective successors and permitted assigns.

(b)          No Credit Party may transfer, pledge or assign this Agreement or any other Loan Document or any rights or obligations hereunder or thereunder without the prior written consent of each Lender.  Subject to Section 11.1(d), any Lender may at any time sell, transfer, assign or pledge this Agreement, any Term Loan Note or any other Loan Document or any of its rights or obligations hereunder or thereunder, or grant a participation in all or any part of, or any interest in, such Lender’s obligations, rights or benefits under this Agreement, any Term Loan Note issued to such Lender and the other Loan Documents, including with respect to any Term Loan (or any portion thereof), to any other Lender, any Affiliate of any Lender or any third Person without Borrower’s consent (any such sale, transfer, assignment, pledge or grant of a participation, a “Lender Transfer”); provided, however, that (i) no Lender may make a Lender Transfer to a Disqualified Assignee without Borrower’s prior written consent except after the occurrence and during the continuance of an Event of Default of the type described under either Section 7.1 or Section 7.5 (in which case such consent is not required), (ii) if the Lender makes a Lender Transfer or changes its lending office, the recipient of the Lender Transfer or the Lender acting through its new lending office shall only be entitled to the benefits of Sections 2.5 or 2.6 (subject to the requirements and limitations therein) to the same extent that the relevant original Lender (by the relevant signatory hereto) or the Lender acting through its previous lending office would have been if the Lender Transfer or change had not occurred.  For the avoidance of doubt, any permitted assignment or transfer of a Term Loan Note shall include the assignment or transfer of all of the assigning Lender’s obligations, rights or benefits under this Agreement and other Loan Documents in respect of that Term Loan Note immediately prior to such assignment or transfer.

(c)           In the case of a Lender Transfer in the form of a participation granted by any Lender to any third party, (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of its obligations hereunder, (iii) Borrower shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (iv) any agreement or instrument pursuant to which such Lender sells such participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, restatement, supplement or other modification hereto, in each case subject to the terms and conditions of this Agreement.  Borrower agrees that each participant shall be entitled to the benefits of Sections 2.5 and 2.6 (subject to the requirements and limitations therein, including the requirements under Sections 2.6(a)(x) and 2.6(d) (it being understood that the documentation required under Sections 2.6(a)(x) and 2.6(d) shall be delivered to the applicable Lender)) to the same extent as if it were a Person that had acquired its interest by assignment pursuant to clause (b) above; provided that, with respect to any participation, such participant shall not be entitled to receive any greater payment under Sections 2.5 or 2.6 than the applicable Lender (i.e., the Lender that participated the interest) would have been entitled to receive, except to the extent of any entitlement to receive a greater payment resulting from a Change in Law that occurs after such participant acquired the applicable participation.

(d)           If a Lender makes a Lender Transfer, the recipient of the Lender Transfer shall only be entitled to the benefits of Section 2.5 or Section 2.6 (subject to the requirements and limitations therein) to the same extent that the relevant original Lender would have been entitled to receive such payment had the Lender Transfer not occurred; provided, however, that this Section 11.1(d) shall not apply to restrict the availability of the benefits of Section 2.6(a) to the transferee in a Lender Transfer if (i) the Term Loan Notes are not, or cease to be, listed on a “recognised stock exchange” within the meaning of section 1005 Income Tax Act 2007 (of the United Kingdom), or (ii) as a result of a Change in Law, a deduction or withholding in respect of UK Tax would be required in relation to payments made to a holder of a Term Loan Note.

(e)           Borrower shall record any Lender Transfer in the Note Register.  Each Lender shall provide Borrower and the Collateral Agent with written notice of a Lender Transfer delivered no later than five (5) Business Days prior to the date on which such Lender Transfer is consummated.  If any Lender sells a participation, such Lender shall, acting solely for this purpose as a non-fiduciary agent of Borrower, maintain a register on which it enters the name and address of each participant and principal amounts (and stated interest) of each participant’s interest in the Term Loans or other obligations under the Loan Documents (the “Participant Register”); provided, however, that such Lender shall have no obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a participant’s interest in any commitments, loans or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in “registered form” within the meaning of Section 163(f), 871(h)(2) and 881(c)(2) of the IRC and any related regulations (and any other relevant or successor provisions of the IRC or such regulations).  The entries in the Participant Register shall be conclusive absent manifest error, and the Collateral Agent and each Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(f)           Any attempted transfer, pledge or assignment of this Agreement or any other Loan Document or any rights or obligations hereunder or thereunder in violation of this Section 11.1 shall be null and void and neither Borrower nor any transfer agent shall give any effect in the Note Register to such attempted transfer.

11.2        Indemnification.

(a)          Borrower agrees to indemnify and hold harmless each of the Collateral Agent, Lenders and its and their respective Affiliates (and its or their respective successors and assigns) and each manager, member, partner, controlling Person, director, officer, employee, agent or sub-agent, advisor and affiliate thereof (each such Person, an “Indemnified Person”) from and against any and all Indemnified Liabilities; provided, however, that Borrower shall have no obligation to any Indemnified Person hereunder with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities (i) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnified Person (or the gross negligence or willful misconduct of such Indemnified Person’s affiliates or controlling Persons or any of their respective managers, members, partners, controlling Persons, directors, officers, employees, agents or sub-agents, advisors or affiliates), (ii) result from a claim brought by Borrower against an Indemnified Person for breach in bad faith of any of such Indemnified Person’s obligations hereunder or under any other Loan Document, if Borrower has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction, or (iii) result from a claim not involving an act or omission of Borrower or any of its Subsidiaries that is brought by an Indemnified Person against another Indemnified Person (other than against the Collateral Agent in its capacity as such).  This Section 11.2(a) shall not apply with respect to Taxes other than any Taxes that represent liabilities, obligations, losses, damages, penalties, claims, costs, expenses and disbursements arising from any non-Tax claim.

(b)           To the extent permitted by Requirements of Law, no party to this Agreement shall assert, and each party to this Agreement hereby waives, any claim against any other party hereto (and its or their successors and assigns), and each manager, member, partner, controlling Person, director, officer, employee, agent or sub-agent, advisor and affiliate thereof, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, arising out of, as a result of, or in any way related to, this Agreement or any Loan Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Term Loans or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and each party to this Agreement hereby waives, releases and agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

(c)          Any action taken by any Credit Party under or with respect to any Loan Document, even if required under any Loan Document or at the request of the Collateral Agent or any Lender, shall be at the expense of such Credit Party, and neither the Collateral Agent nor any Secured Party shall be required under any Loan Document to reimburse any Credit Party or any Subsidiary of any Credit Party therefor except as expressly provided therein.  In addition, and without limiting the generality of Section 2.4, Borrower agrees to pay or reimburse upon demand each of the Collateral Agent and Lenders (and their respective successors and assigns) and each of their respective Related Parties, if applicable, for any and all fees, expenses and disbursements of the kind or nature described in clause (b) of the definition of “Lender Expenses” incurred by it.

11.3      Severability of Provisions.  In case any provision in or obligation hereunder or under any other Loan Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

11.4      Correction of Loan Documents.  The Collateral Agent or Required Lenders may correct patent errors and fill in any blanks in the Loan Documents consistent with the agreement of the parties hereto so long as the Collateral Agent or Required Lenders, as applicable, provides the Credit Parties and the other parties hereto with written notice of such correction and allows the Credit Parties at least ten (10) days to object to such correction in writing delivered to the Collateral Agent and each Lender.  In the event of such objection, such correction shall not be made except by an amendment to this Agreement in accordance with Section 11.5.

11.5        Amendments in Writing; Integration.

(a)         No amendment, restatement or modification of or supplement to any provision of this Agreement or any other Loan Document, or waiver, discharge or termination of any obligation hereunder or thereunder, no approval or consent hereunder or thereunder (including any consent to any departure by Borrower or any other Credit Party herefrom or therefrom), shall in any event be effective unless the same shall be in writing and signed by Borrower (on its own behalf and on behalf of each other Credit Party) and the Required Lenders; provided, however, that no such amendment, restatement, modification, supplement, waiver, discharge, termination, approval or consent shall, unless in writing and signed by the Collateral Agent and the Required Lenders, affect the rights or duties of, or any amounts payable to, the Collateral Agent under this Agreement or any other Loan Document.  Any such waiver, approval or consent granted shall be limited to the specific circumstance expressly described in it, and shall not apply to any subsequent or other circumstance, whether similar or dissimilar, or give rise to, or evidence, any obligation or commitment to grant any further waiver, approval or consent.

(b)         This Agreement and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements.  All prior agreements, understandings, representations, warranties, and negotiations among the parties hereto about the subject matter of this Agreement and the Loan Documents merge into this Agreement and the Loan Documents.

11.6      Counterparts.  This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Agreement.

11.7       Survival.  Termination Prior to Term Loan Maturity Date.  All covenants, representations and warranties made in this Agreement continue in full force until this Agreement has terminated pursuant to this Section 11.17 and all Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted and any other obligations which, by their terms, are to survive the termination of this Agreement) have been paid in full and satisfied in accordance with the terms of this Agreement.  The obligation of Borrower or any other the Credit Parties in Section 11.2 to indemnify Indemnified Persons shall survive until the statute of limitations with respect to such claim or cause of action shall have run.  So long all Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted and any other obligations which, by their terms, are to survive the termination of this Agreement and for which no claim has been made) have been paid in full and satisfied in accordance with the terms of this Agreement, this Agreement shall be terminated (a) prior to the Term Loan Maturity Date by Borrower, effective five (5) Business Days (or such shorter period as the Collateral Agent may agree in its sole discretion) after written notice of termination is delivered to the Collateral Agent and the Lenders, or (b) if no such notice is delivered, automatically on the Term Loan Maturity Date.

11.8       Confidentiality.  Any information regarding the Credit Parties and their Subsidiaries and their businesses provided to the Collateral Agent or any Lender by or on behalf of any Credit Party pursuant to the Loan Documents shall be deemed “Confidential Information”; provided, however, that Confidential Information does not include information that is either:  (i) in the public domain or in the possession of the Collateral Agent, any Lender or any of their respective Affiliates or when disclosed to the Collateral Agent, any Lender or any of their respective Affiliates, or becomes part of the public domain after disclosure to the Collateral Agent, any Lender or any of their respective Affiliates, in each case, other than as a result of a breach by the Collateral Agent, any Lender or any of their respective Affiliates of the obligations under this Section 11.8; or (ii) disclosed to the Collateral Agent, any Lender or any of their respective Affiliates by a third party if the Collateral Agent, such Lender or such Affiliate, as applicable, does not know (following due and careful enquiry) that the third party is prohibited from disclosing the information.  Neither the Collateral Agent nor any Lender shall disclose any Confidential Information to a third party or use Confidential Information for any purpose other than the exercise of its rights and the performance of its duties or obligations under the Loan Documents.  The foregoing in this Section 11.8 notwithstanding, the Collateral Agent and each Lender may disclose Confidential Information:  (a) to any of its Subsidiaries or Affiliates; (b) to prospective transferees, purchasers or participants of any interest in the Term Loans (including, for the avoidance of doubt, in connection with any proposed Lender Transfer), provided that no such disclosure to any Disqualified Assignee shall be permitted hereunder without Borrower’s prior written consent, which such consent shall not be required after to occurrence and during the continuance of an Event of Default; (c) as required by law, regulation, subpoena, or other order, provided, that (x) prior to any disclosure under this clause (c), the Collateral Agent or such Lender, as applicable, agrees to endeavor to provide Borrower with prior written notice thereof and with respect to any law, regulation, subpoena or other order, to the extent that the Collateral Agent or such Lender is permitted to provide such prior notice to Borrower pursuant to the terms hereof, and (y) any disclosure under this clause (c) shall be limited solely to that portion of the Confidential Information as may be specifically compelled by such law, regulation, subpoena or other order; (d) to the extent requested by regulators having jurisdiction over the Collateral Agent or such Lender or as otherwise required in connection with the Collateral Agent’s or such Lender’s examination or audit by such regulators; (e) in connection with any exercise of any rights or remedies by the Collateral Agent or such Lender under the Loan Documents; (f) to third-party service providers of the Collateral Agent or such Lender to the extent such disclosure is required and limited solely to that portion of the Confidential Information required for such service; and (g) to any of the Collateral Agent’s or such Lender’s Related Parties; provided, however, that the third parties to which Confidential Information is disclosed pursuant to clauses (a), (b), (f) and (g) are bound by obligations of confidentiality and non-use that are no less restrictive than those contained herein.

The provisions of this Section 11.8 shall survive the termination of this Agreement.

11.9       Attorneys’ Fees, Costs and Expenses.  In any action or proceeding between any Credit Party and the Collateral Agent or any Lender arising out of or relating to the Loan Documents, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and other costs and expenses incurred, in addition to any other relief to which it may be entitled.

11.10     Right of Set-Off.  In addition to any rights now or hereafter granted under Requirements of Law and not by way of limitation of any such rights, upon the occurrence of an Event of Default and at any time thereafter during the continuance of any Event of Default, each Lender is hereby authorized by each Credit Party at any time or from time to time, without prior notice to any Credit Party, any such notice being hereby expressly waived by Borrower (on its own behalf and on behalf of each other Credit Party), to set off and to appropriate and to apply any and all deposits (general or special, including Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts) and any other Indebtedness at any time held or owing by such Lender to or for the credit or the account of any Credit Party against and on account of the obligations and liabilities of any Credit Party to such Lender hereunder and under the other Loan Documents, including all claims of any nature or description arising out of or connected hereto or with any other Loan Document, irrespective of whether or not (a) the Collateral Agent or such Lender shall have made any demand hereunder or (b) the principal of or the interest on the Term Loans or any other amounts due hereunder shall have become due and payable pursuant to Section 2 and although such obligations and liabilities, or any of them, may be contingent or unmatured.  Each Lender agrees promptly to notify Borrower and the Collateral Agent after any such set off and application made by such Lender; provided, that the failure to give such notice shall not affect the validity of such set off and application.

11.11     Marshalling; Payments Set Aside.  Neither the Collateral Agent nor any Lender shall be under any obligation to marshal any assets in favor of any Credit Party or any other Person or against or in payment of any or all of the Obligations.  To the extent that any Credit Party makes a payment or payments to any Lender, or the Collateral Agent or any Lender enforces any Liens or exercises its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver, examiner or any other party under any bankruptcy law, any other state or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred.

11.12    Electronic Execution of Documents.  The words “execution,” “signed,” “signature” and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity and enforceability as a manually executed signature or the use of a paper-based recordkeeping systems, as the case may be, to the extent and as provided for in any Requirements of Law, including any state law based on the Uniform Electronic Transactions Act.

11.13     Captions.  Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

11.14     Construction of Agreement.  The parties hereto mutually acknowledge that they and their respective attorneys have participated in the preparation and negotiation of this Agreement.  In cases of uncertainty, this Agreement shall be construed without regard to which of the parties hereto caused the uncertainty to exist.

11.15    Third Parties.  Nothing in this Agreement, whether express or implied, is intended to:  (a) except as expressly provided in Section 11.2(a), confer any benefits, rights or remedies under or by reason of this Agreement on any Persons other than the express parties to it and their respective successors and permitted assigns; (b) relieve or discharge the obligation or liability of any Person not an express party to this Agreement; or (c) give any Person not an express party to this Agreement any right of subrogation or action against any party to this Agreement.

11.16     No Advisory or Fiduciary Duty.  The Collateral Agent and each Lender may have economic interests that conflict with those of the Credit Parties.  Each Credit Party agrees that nothing in the Loan Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender or the Collateral Agent, on the one hand, and such Credit Party, its Subsidiaries, and any of their respective stockholders or affiliates, on the other hand.  Each Credit Party acknowledges and agrees that (i) the transactions contemplated by the Loan Documents are arm’s-length commercial transactions between each Lender and the Collateral Agent, on the one hand, and such Credit Party, its Subsidiaries and their respective affiliates, on the other hand, (ii) in connection therewith and with the process leading to such transaction, the Collateral Agent and each Lender is acting solely as a principal and not the advisor, agent or fiduciary of such Credit Party, its Subsidiaries or their respective affiliates, management, stockholders, creditors or any other Person, (iii) neither the Collateral Agent nor any Lender has assumed an advisory or fiduciary responsibility in favor of any Credit Party, its Subsidiaries or their respective affiliates with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Collateral Agent or any Lender or any of their respective affiliates has advised or is currently advising such Credit Party, its Subsidiaries or their respective affiliates on other matters) or any other obligation to such Credit Party, its Subsidiaries or their respective affiliates except the obligations expressly set forth in the Loan Documents, and (iv) each Credit Party, its Subsidiaries and their respective affiliates have consulted their own legal and other advisors to the extent each deemed appropriate.  Each Credit Party further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto.  Each Credit Party agrees that it will not claim that the Collateral Agent or any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to such Credit Party, its Subsidiaries or their respective affiliates in connection with such transaction or the process leading thereto.

11.17   Credit Parties’ Agent.  Each of the Credit Parties hereby irrevocably appoints Parent, as its agent, attorney-in-fact and legal representative for all purposes, including requesting disbursement of the Term Loans and receiving account statements and other notices and communications to Credit Parties (or any of them) from the Collateral Agent or the Lenders, executing amendments, waivers or other modifications of or supplements to Loan Documents and executing or designating new Loan Documents.  The Collateral Agent or the Lenders may rely, and shall be fully protected in relying, on any request for the Term Loans, disbursement instruction, report, information or any other notice or communication made or given by Parent and any amendment, waiver or other modification of or supplement to a Loan Document or the execution or designation of new Loan Documents executed or made by Parent, whether in its own name or on behalf of one or more of the other Credit Parties, and the Collateral Agent or the Lenders shall not have any obligation to make any inquiry or request any confirmation from or on behalf of any other Credit Party as to the binding effect on it of any such request, instruction, report, information, other notice, communication, amendment, supplement, waiver, other modification, execution or designation, nor shall the joint and several character of the Credit Parties’ obligations hereunder be affected thereby.

12          COLLATERAL AGENT

12.1      Appointment and Authority.  Each Lender hereby irrevocably appoints BioPharma Credit PLC to act on its behalf as the Collateral Agent hereunder and under the other Loan Documents and authorizes the Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.  Except for the first two (2) sentences of Section 12.6 and the first sentence and the penultimate paragraph of Section 12.8, the provisions of this Section 12 are solely for the benefit of the Collateral Agent and Lenders, and neither Borrower nor any other Credit Party shall have rights as a third party beneficiary of any of such provisions.  Subject to Section 12.8 and Section 11.5, any action required or permitted to be taken by the Collateral Agent hereunder shall be taken with the prior approval of the Required Lenders.

12.2       Rights as a Lender.  The Person serving as the Collateral Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Collateral Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Collateral Agent hereunder in its individual capacity.  Such Person and its Affiliates may lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Collateral Agent hereunder and without any duty to account therefor to any Lender.

12.3       Exculpatory Provisions.

(a)          The Collateral Agent shall not have any duties or obligations to the Lenders except those expressly set forth herein and in the other Loan Documents to which it is a party.  Without limiting the generality of the foregoing, with respect to the Lenders, the Collateral Agent:

(i)         shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;

(ii)         shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents to which it is a party that the Collateral Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in such other Loan Documents), provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Loan Document or Requirements of Law; and

(iii)       shall not, except as expressly set forth herein and in the other Loan Documents to which it is a party, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Collateral Agent or any of its Affiliates in any capacity.

(b)          The Collateral Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Collateral Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 11.5) or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and nonappealable judgment.  The Collateral Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default is given to the Collateral Agent in writing by Borrower or a Lender.

(c)          The Collateral Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Section 3 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Collateral Agent.

12.4       Reliance by Collateral Agent.  The Collateral Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person.  The Collateral Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon.  The Collateral Agent may consult with legal counsel (who may be counsel for Borrower), independent accountants, manufacturing consultants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants, consultants or experts.

12.5      Delegation of Duties.  The Collateral Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Collateral Agent.  The Collateral Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties.  The exculpatory provisions of this Section 12 shall apply to any such sub-agent and to the Related Parties of the Collateral Agent and any such sub-agent.  The Collateral Agent shall not be responsible for the negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Collateral Agent acted with gross negligence or willful misconduct in the selection of such sub-agent.

12.6      Resignation of Collateral Agent.  The Collateral Agent may at any time give notice of its resignation to the Lenders and Borrower.  Upon the receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with Borrower so long as no Default or Event of Default has occurred and is continuing, to appoint a successor (which shall not be a Disqualified Assignee except after the occurrence and during the continuance of an Event of Default).  If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Collateral Agent gives notice of its resignation, then the retiring Collateral Agent may, on behalf of the Lenders, appoint a successor Collateral Agent that is a Related Party of the Collateral Agent or any Lender; provided that, whether or not a successor has been appointed or has accepted such appointment, such resignation shall become effective upon delivery of the notice thereof.  Upon the acceptance of a successor’s appointment as Collateral Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Collateral Agent, and the retiring Collateral Agent shall be discharged from all of its duties and obligations under the Loan Documents (if not already discharged therefrom as provided above in this Section 12.6).  After the retiring Collateral Agent’s resignation, the provisions of this Section 12 and Section 10 shall continue in effect for the benefit of such retiring Collateral Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Collateral Agent was acting as Collateral Agent.  Upon any resignation by the Collateral Agent, all payments, communications and determinations provided to be made by, to or through the Collateral Agent shall instead be made by, to or through each Lender directly, until such time as a Person accepts an appointment as Collateral Agent in accordance with this Section 12.6.

12.7       Non-Reliance on Collateral Agent and Other Lenders.  Each Lender acknowledges that it has, independently and without reliance upon the Collateral Agent or any other Lender or any of their respective Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and make Term Loans hereunder.  Each Lender also acknowledges that it will, independently and without reliance upon the Collateral Agent or any other Lender or any of their respective Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

12.8      Collateral and Guaranty Matters.  Each Lender agrees that any action taken by the Collateral Agent or the Required Lenders in accordance with the provisions of this Agreement or of the other Loan Documents, and the exercise by the Collateral Agent or Required Lenders of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders.  Without limiting the generality of the foregoing, the Lenders irrevocably authorize and instruct the Collateral Agent, and the Collateral Agent agrees:

(a)          to release any Lien on any property granted to or held by the Collateral Agent under any Collateral Document (i) upon payment and satisfaction in full of all Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted) in accordance with the terms of this Agreement, (ii) that is sold, transferred, disposed or to be sold, transferred, disposed as part of or in connection with any sale, transfer or other disposition (other than any sale to a Credit Party) permitted hereunder, (iii) subject to Section 11.5, if approved, authorized or ratified in writing by the Required Lenders, or (iv) to the extent such property is owned by a Guarantor, upon the release of such Guarantor from its obligations under the Loan Documents pursuant to clause (c) below;

(b)          to subordinate any Lien on any property granted to or held by the Collateral Agent under any Loan Document to the holder of any Lien on such property that is permitted by clause (d), (i), (j), (m), (n) and (r) of the definition of “Permitted Liens” (solely with respect to modifications, replacements, extensions or renewals of Liens permitted under clause (d), (i), (j), (m) and (n) of the definition of “Permitted Liens”);

(c)          to release any Guarantor from its obligations under each Collateral Document if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder or upon payment and satisfaction in full of all Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted) in accordance with this Agreement;

(d)          to enter into non-disturbance and similar agreements in connection with the licensing of Intellectual Property permitted pursuant to the terms of this Agreement; and

(e)          to enter into any subordination, intercreditor or other similar agreement with respect to any Permitted Indebtedness that constitutes Subordinated Debt.

Without prejudice to the obligation to fulfill the foregoing, upon request by the Collateral Agent at any time the Required Lenders will confirm in writing the Collateral Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under each Collateral Document pursuant to this Section 12.8.

In each case as specified in this Section 12.8, the Collateral Agent will (and each Lender irrevocably authorizes and instructs the Collateral Agent to), at Borrower’s expense, execute and deliver to the applicable Credit Party such documents as such Credit Party may reasonably request (i) to evidence the release or subordination of such item of Collateral from the Liens and security interests granted under the Collateral Documents, (ii) to enter into non-disturbance or similar agreements in connection with the licensing of Intellectual Property, (iii) to enter into any subordination, intercreditor or other similar agreement with respect to any Permitted Indebtedness that constitutes Subordinated Debt or (iv) to evidence the release of any Guarantor from its obligations under each Collateral Document, in each case in accordance with the terms of the Loan Documents and this Section 12.8 and in form and substance reasonably acceptable to the Collateral Agent.

Without limiting the generality of Section 12.10 below, the Collateral Agent shall deliver to the Lenders notice of any action taken by it under this Section 12.8 promptly after the taking thereof; provided that delivery of or failure to deliver any such notice shall not affect the Collateral Agent’s rights, powers, privileges and protections under this Section 12.

12.9      Reimbursement by Lenders.  To the extent that Borrower for any reason fails to indefeasibly pay any amount required under Section 2.4 to be paid by it to the Collateral Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Collateral Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender’s pro rata share (based upon the percentages as used in determining the Required Lenders as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, damage, liability or related expense, as the case may be, was incurred by or asserted against the Collateral Agent (or any such sub-agent) in its capacity as such or against any Related Party of any of the foregoing acting for the Collateral Agent (or any sub-agent) in connection with such capacity.

12.10     Notices and Items to Lenders.  The Collateral Agent shall deliver to the Lenders each notice, report, statement, approval, direction, consent, exemption, authorization, waiver, certificate, filing or other item received by it pursuant to this Agreement or any other Loan Document (including any item received by it pursuant to Section 3 or set forth on Schedule 5.14 of the Disclosure Letter); provided, that any delivery of or failure to deliver any such notice, report, statement, approval, direction, consent, exemption, authorization, waiver, certificate, filing or item shall not otherwise alter or effect the rights of the Lenders or the Collateral Agent under this Agreement or any other Loan Document or the validity of such item.  In addition, to the extent the Collateral Agent or the Required Lenders deliver any notices, approvals, authorizations, directions, consents or waivers to Borrower pursuant to this Agreement or any other Loan Document, the Collateral Agent or the Required Lenders, as applicable, will also deliver such notice, approval, authorization, direction, consent or waiver to the other Lenders on or about the same time such notice, approval, authorization, direction, consent or waiver is provided to Borrower; provided, that the delivery of or failure to deliver such notice, approval, authorization, direction, consent or waiver to the other Lenders shall not in any way effect the obligations of Borrower, or the rights of the Collateral Agent or the Required Lenders, in respect of such notice, approval, authorization, direction, consent or waiver or the validity thereof.

13          DEFINITIONS

13.1       Definitions.  For the purposes of and as used in the Loan Documents:  (a) references to any Person include its successors and assigns and, in the case of any Governmental Authority, any Person succeeding to its functions and capacities; (b) except as the context otherwise requires (including to the extent otherwise expressly provided in any Loan Document), (i) references to any law, statute, treaty, order, policy, rule or regulation include any amendments, supplements and successors thereto and (ii) references to any contract, agreement, instrument or other document include any amendments, restatements, supplements or modifications thereto or thereof from time to time to the extent permitted by the provisions thereof; (c) the word “shall” is mandatory; (d) the word “may” is permissive; (e) the word “or” has the inclusive meaning represented by the phrase “and/or”; (f) the words “include”, “includes” and “including” are not limiting; (g) the singular includes the plural and the plural includes the singular; (h) numbers denoting amounts that are set off in parentheses are negative unless the context dictates otherwise; (i) each authorization herein shall be deemed irrevocable and coupled with an interest; (j) all accounting terms shall be interpreted, and all determinations relating thereto shall be made, in accordance with Applicable Accounting Standards; (k) references to any time of day shall be to New York time; (l) the words “herein”, “hereof”, “hereby”, “hereto” and “hereunder” refer to this Agreement as a whole; and (m) unless otherwise expressly provided, references to specific sections, articles, clauses, sub-clauses, annexes and exhibits are to this Agreement and references to specific schedules are to the Disclosure Letter.  As used in this Agreement, the following capitalized terms have the following meanings:

“Account” means any “account” as defined in the Code with such additions to such term as may hereafter be made, and includes all accounts receivable, book debts, and other sums owing to Credit Parties.

“Account Debtor” means any “account debtor” as defined in the Code with such additions to such term as may hereafter be made.

“Acquisition” means (a) any Stock Acquisition, or (b) any Asset Acquisition.

“Additional Amounts” is defined in Section 2.6(a).

“Additional Consideration” is defined in Section 2.7.

“Advance Request Form” means a Loan Advance Request Form in substantially the form attached hereto as Exhibit A.

“Adverse Proceeding” means any action, suit, proceeding, hearing (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of any Credit Party or any of its Subsidiaries) at law or in equity, or before or by any Governmental Authority, domestic or foreign (including any Environmental Claims), whether pending or, to the Knowledge of any Credit Party, threatened in writing against or adversely affecting any Credit Party or any of its Subsidiaries or any property of any Credit Party or any of its Subsidiaries.

“Affiliate” means, with respect to any Person, each other Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person’s senior executive officers, directors, partners and, for any Person that is a limited liability company or limited liability partnership, that Person’s managers and members.  As used in this definition, “control” means (a) direct or indirect beneficial ownership of at least fifty percent (50%) (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting share capital or other equity interest in a Person or (b) the power to direct or cause the direction of the management of such Person by contract or otherwise.  In no event shall the Collateral Agent or any Lender be deemed to be an Affiliate of Parent or any of its Subsidiaries.

“Agreement” is defined in the preamble hereof.

“Anti-Corruption Laws” is defined in Section 4.18(a).

“Anti-Money Laundering Laws” is defined in Section 4.18(b).

“Applicable Accounting Standards” means with respect to Parent and its Subsidiaries, IFRS and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto as in effect from time to time.

“Applicable Margin” means, for any day, as to any Tranche B Loan, a rate per annum equal to eight and three-quarters percent (8.75%).

“Applicable Percentage” means, at any time: (a) with respect to the Tranche A Loan or the Tranche A Loan Amount, the percentage equal to a fraction, the numerator of which is (i) on or prior to the Tranche A Closing Date, the amount of such Lender’s Tranche A Commitment at such time and the denominator of which is the Tranche A Loan Amount at such time or (ii) thereafter, the outstanding principal amount of such Lender’s portion of the Tranche A Loan at such time, and the denominator of which is the aggregate outstanding principal amount of the Tranche A Term Loan at such time; (b) with respect to the Tranche B Loan or the Tranche B Loan Amount, the percentage equal to a fraction, the numerator of which is (i) on or prior to the Tranche B Closing Date, the amount of such Lender’s Tranche B Commitment at such time and the denominator of which is the Tranche B Loan Amount at such time or (ii) thereafter, the outstanding principal amount of such Lender’s portion of the Tranche B Loan at such time, and the denominator of which is the aggregate outstanding principal amount of the Tranche B Term Loan at such time; and (c) with respect to the Term Loans and the Term Loan Commitments, the percentage equal to a fraction, the numerator of which is, the sum of the amount of such Lender’s outstanding Term Loan Commitments and the amount of such Lender’s portion of the outstanding principal amount of the Term Loans at such time, and the denominator of which is the sum of the amount of all outstanding Term Loan Commitments and the aggregate outstanding principal amount of the Term Loans at such time.

“ASC” is defined in Section 1.

“Asset Acquisition” means, with respect to Parent or any of its Subsidiaries, any purchase, exclusive or non-exclusive in-license or other acquisition of any properties or assets of any other Person (including any purchase or other acquisition of any business unit, line of business or division of such Person).  Notwithstanding the foregoing, “Asset Acquisition” does not include any in-license or any collaboration, co-promotion or co-marketing arrangement pursuant to which Parent or any Subsidiary acquires rights to research, develop, use, make, promote, sell, lease or market the products of another Person.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to the terms of the Tranche B Term Loan Note.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to the terms of the Tranche B Term Loan Note.

“Benchmark Replacement” means, with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Collateral Agent for the applicable Benchmark Replacement Date:

(a)          the sum of (i) Daily Simple SOFR and (ii) 0.26161% (26.161 basis points); and

(b)         the sum of: (i) the alternate benchmark rate that has been selected by the Collateral Agent and Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment;

provided that, if the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Collateral Agent and Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means a date and time determined by the Collateral Agent in its reasonable discretion, which date shall be no later than the earliest to occur of the following events with respect to the then-current Benchmark:

(a)          in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); and

(b)          in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) above with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)          a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)       a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)       a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with the terms of the Tranche B Term Loan Note and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with the terms of the Tranche B Term Loan Note.

“BLA” means a Biologics License Application, including both an original BLA and a section 351(k) BLA submitted to the FDA pursuant to the PHSA to obtain licensure for the introduction or delivery for introduction into interstate commerce of a biologic product.

“Blocked Person” an individual or entity that is, or is owned or controlled by individuals or entities that are: (i) the subject or target of Sanctions; or (ii) located, organized or resident in a Sanctioned Country.

“Board of Directors” means, with respect to any Person, (i) in the case of any corporation (or any company incorporated under the laws of England and Wales or Ireland), the board of directors of such Person, (ii) in the case of any limited liability company, the board of managers of such Person, or if there is none, the Board of Directors of the managing member of such Person, (iii) in the case of any partnership or exempted limited partnership, the Board of Directors of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing.

“Board of Governors” means the Board of Governors of the United States Federal Reserve System, or any successor thereto.

“Books” means all books and records including ledgers, records regarding a Credit Party’s assets or liabilities, the Collateral, business operations or financial condition, and all computer programs or storage or any equipment containing such information.

“Borrower” is defined in the preamble hereof.

“Borrowing Resolutions” means, with respect to any Credit Party, those resolutions adopted by such Credit Party’s Board of Directors and delivered by such Credit Party to the Collateral Agent pursuant to Section 3.1(d) or Section 3.2(b), as applicable, approving the Loan Documents to which such Credit Party is a party and the transactions contemplated thereby (including the Term Loans and issuing the Term Loan Notes).

“Business Day” means any day that is not a Saturday or a Sunday or a day on which banks are authorized or required to be closed in New York, New York or London, England (or the Cayman Islands so long as any Lender is organized under Cayman Islands as of such date).

“Capital Lease” means, as applied to any Person, any lease of, or other arrangement conveying the right to use, any property by that Person as lessee that has been or should be accounted for as a capital lease on a balance sheet of such Person prepared in accordance with Applicable Accounting Standards (subject to Section 1 hereof).

“Capital Lease Obligations” means, at any time, with respect to any Capital Lease, any lease entered into as part of any sale leaseback transaction of any Person or any synthetic lease, the amount of all obligations of such Person that is (or that would be, if such synthetic lease or other lease were accounted for as a Capital Lease) capitalized on a balance sheet of such Person prepared in accordance with Applicable Accounting Standards.

“Cash Equivalents” means

(a)          securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government or by the government of any other member country of the Organisation for Economic Co-operation and Development (“OECD”) (provided that the full faith and credit of the United States or such other member country of OECD, as applicable, is pledged in support of those securities) or any agency or instrumentality of the OECD, in each case, having maturities of not more than two (2) years from the date of acquisition;

(b)       certificates of deposit, time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits and demand deposits, in each case, with any commercial bank having (i) capital and surplus in excess of $500,000,000 in the case of U.S. banks or (ii) capital and surplus in excess of $100,000,000 (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks or a rating for its long-term unsecured and noncredit enhanced debt obligations of “A” or higher by Standard & Poor’s Rating Services or Fitch Ratings Ltd or “A2” or higher by Moody’s Investors Service Limited;

(c)        commercial paper or marketable short-term money market or readily marketable direct obligations and similar securities having a credit rating of either A-1 or higher by Standard & Poor’s Rating Service or F1 or higher by Fitch Ratings Ltd or P-1 or higher Moody’s Investors Service Limited, and, in each case, maturing within two (2) years after the date of acquisition;

(d)          repurchase obligations with a term of not more than seven (7) days for underlying securities of the types described in clauses (a) and (c) above entered into with any financial institution meeting the qualifications specified in clause (b) above;

(e)          investment funds investing ninety-five percent (95.0%) of their assets in securities of the types described in clauses (a) through (d) above and clause (f) below;

(f)          investments in money market funds which have a credit rating of either A-1 or higher by Standard & Poor’s Rating Service or F1 or higher by Fitch Ratings Ltd or P-1 or higher by Moody’s Investors Service Limited (or, if at any time none of Fitch Ratings Ltd, Moody’s Investors Service Limited or Standard & Poor’s Rating Service shall be rating such obligations, an equivalent rating from another rating agency) and that have portfolio assets of at least $1,000,000,000; and

(g)         other investments in accordance with the Borrower’s investment policy as of the Tranche A Closing Date or otherwise approved in writing by the Collateral Agent.

“CCPA” means the California Consumer Privacy Act, as amended by the California Privacy Rights Act.

“Change in Control” means (a) a transaction or series of transactions (including any merger or consolidation involving Borrower or Parent) in which any “person” or “group” (within the meaning of Section 13(d) and 14(d)(2) of the Exchange Act, but excluding any employee benefit plan of such Person or its Subsidiaries, and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) (other than Parent, in the case of capital stock of Borrower) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of a majority of shares of the then outstanding capital stock of Borrower or Parent (as the case may be) ordinarily entitled to vote in the election of directors; (b) a sale, directly or indirectly, of all or substantially all of the consolidated assets of Borrower and its Subsidiaries in one transaction or a series of transactions (whether by way of merger, stock purchase, asset purchase or otherwise) other than to Parent or any other Credit Party; or (c) a merger or consolidation involving Borrower or Parent (as the case may be), in which neither of the Borrower or Parent is the surviving Person.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following:  (a) the adoption or taking into effect of any law, treaty, order, policy, rule or regulation, (b) any change in any law, treaty, order, policy, rule or regulation or in the administration, published interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Closing Date” means the Tranche A Closing Date or the Tranche B Closing Date, as applicable.

“Code” means the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of New York; provided, that, to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern; provided, further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of, or remedies with respect to, the Collateral Agent’s Lien, for the benefit of Lenders and the other Secured Parties, on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of New York, the term “Code” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.

“Collateral” means, collectively, “Collateral” (as such term is defined in the Security Agreement), “Secured Assets” (as such term is defined in the English Debenture), and any and all other assets and properties of whatever kind and nature subject or purported to be subject from time to time to a Lien under any Collateral Document, but in any event excluding all Excluded Property.

“Collateral Access Agreement” means an agreement, in form and substance reasonably satisfactory to the Collateral Agent and to which the Collateral Agent is a party, pursuant to which a mortgagee or lessor of real property on which Collateral is stored or otherwise located, or a warehouseman, processor or other bailee of Inventory or other property owned by any Credit Party, acknowledges the Liens and security interests of the Collateral Agent, for the benefit of Lenders and the other Secured Parties, and waives (or, if approved by the Collateral Agent in its sole discretion, subordinates) any Liens or security interests held by such Person on any such Collateral, and, in the case of any such agreement with a mortgagee or lessor, permits the Collateral Agent and any Lender (and its representatives and designees) reasonable access to any Collateral stored or otherwise located thereon.

“Collateral Account” means any Deposit Account of a Credit Party maintained with a bank or other depository or financial institution located in the United States, any Securities Account of a Credit Party maintained with a securities intermediary located in the United States, or any Commodity Account of a Credit Party maintained with a commodity intermediary located in the United States, in each case, other than an Excluded Account.

“Collateral Agent” is defined in the preamble hereof.

“Collateral Documents” means the Security Agreement, the Control Agreements, the IP Security Agreements, the English Debenture, the Irish Security Documents, any Mortgages and all other instruments, documents and agreements delivered by any Credit Party pursuant or incidental to this Agreement or any of the other Loan Documents, in each case, in order to grant to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, or perfect a Lien on any Collateral as security for the Obligations, and all amendments, restatements, modifications or supplements thereof or thereto.

“Commodity Account” means any “commodity account” as defined in the Code with such additions to such term as may hereafter be made.

“Company IP” means any and all of the following, as they exist in and throughout the Territory:  (a) Current Company IP; (b) improvements, continuations, continuations-in-part, divisions, provisionals or any substitute applications with respect to any Current Company IP, including any patent issued with respect to any of the Current Company IP, any patent right claiming the apparatus, system, component or composition of matter of, or the method of making or using, Product in the Territory, any reissue, reexamination, renewal or patent term extension or adjustment (including any supplementary protection certificate) of any such patent and all foreign and international counterparts of any of the foregoing, and any confirmation patent or registration patent or patent of addition based on any such patent; (c) trade secrets or trade secret rights, including any rights to unpatented inventions, know-how, show-how, operating manuals, confidential or proprietary information, research in progress, algorithms, data, databases, data collections, designs, processes, procedures, methods, protocols, materials, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, and the results of experimentation and testing, including samples, in each case, as specifically related to any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory; and (d) to the extent not described in clauses (a), (b) or (c) above, any and all IP Ancillary Rights specifically relating to any of the foregoing (other than all income, royalties, proceeds and liabilities at any time due and payable or asserted under or with respect to any of the foregoing), including, for the avoidance of doubt, all rights to sue or recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment thereof, and, in each case, all rights to obtain any other intellectual property right ancillary to any Copyright, Trademark, Patent, Software, trade secrets or trade secret rights.

“Competitor” means, at any time of determination, any Person that is engaged in the same, substantially the same or similar line of business as Borrower and its Subsidiaries as of such time.

“Compliance Certificate” means that certain certificate in the form attached hereto as Exhibit E.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods and other technical, administrative or operational matters) that the Collateral Agent decides (in consultation with Borrower) may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Collateral Agent in a manner substantially consistent with market practice (or, if the Collateral Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Collateral Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Collateral Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Contingent Obligation” means, for any Person, (a) any direct or indirect liability, contingent or not, of that Person for any indebtedness, lease, dividend, letter of credit or other obligation of another Person directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable (other than by endorsements of instruments in the course of collection) and (b) any obligation of that Person to pay an earn-out payment, milestone payment or similar contingent payment or contingent compensation (including purchase price adjustments) to a counterparty incurred or created in connection with an Acquisition, Transfer or Investment or otherwise in connection with any collaboration, development or similar agreement, in each instance where such contingent payment or compensation becomes due and payable upon the occurrence of an event or the performance of an act (and not solely with the passage of time).  The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the amount required to be shown as liability on the balance sheet of such Person in accordance with Applicable Accounting Standards (or, if not required to be so shown, the maximum reasonably anticipated amount reasonably determined by a Responsible Officer of such Person in good faith); but the amount may not exceed the maximum of the obligations under any guarantee or other support arrangement.  Notwithstanding anything to the contrary in the foregoing, Permitted Equity Derivatives shall not constitute a Contingent Obligation.

“Control Agreement” means, with respect to any Credit Party, any control agreement entered into among such Credit Party, the Collateral Agent and, in the case of a Deposit Account, the bank or other depository or financial institution located in the United States at which such Credit Party maintains such Deposit Account, or, in the case of a Securities Account or a Commodity Account, the securities intermediary or commodity intermediary located in the United States at which such Credit Party maintain such Securities Account or Commodities Account, in either case, pursuant to which the Collateral Agent obtains control (within the meaning of the Code), or otherwise has a perfected first priority security interest (subject to any Permitted Liens, the limitations expressly set forth herein and the limitations expressly set forth in the other Loan Documents), over such Collateral Account.

“Convertible Indebtedness Redemption” is defined in Section 2.2(c)(iii).

“Convertible Indebtedness Redemption Notice” is defined in Section 2.2(c)(iii).

“Copyrights” means any and all copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret (and all related IP Ancillary Rights).

“Credit Party” means Borrower, Parent and each Guarantor.

“Current Company IP” is defined in Section 4.6(c).

“Current Company IP Agreement” means each contract or agreement, pursuant to which Parent or any of its Subsidiaries has the legal right to exploit Current Company IP or other Intellectual Property that is owned by another Person, to research, develop, manufacture, produce, use, supply, commercialize, market, import, store, transport, offer for sale, distribute or sell Product, including (a) the Assignment and Exclusive License between Parent and Adaptimmune Limited, dated as of January 28, 2015 and (b) the Clinical Trial Collaboration and Supply agreement between Borrower and Sanofi US Services, dated June 2, 2022.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Collateral Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for bilateral business loans; provided, that if the Collateral Agent decides that any such convention is not administratively feasible for the Collateral Agent, then the Collateral Agent may establish another convention in its reasonable discretion.

“Data Protection Laws” means any and all applicable foreign or domestic (including U.S. federal, state and local), statutes, ordinances, orders, rules, regulations, judgments, Governmental Approvals, or any other requirements of Governmental Authorities relating to the privacy, security, notification of breaches or confidentiality of personal data (including individually identifiable information) and other sensitive information, including HIPAA, Section 5 of the Federal Trade Commission Act (15 U.S.C. § 45) and other consumer protection laws, GDPR, CCPA, PIPEDA and genetic testing laws.

“DEA” means the United States Drug Enforcement Administration (or foreign equivalents).

“DEA Laws” means all applicable statutes (including the Controlled Substances Act), rules, regulations and orders implemented, administered, enforced or issued by DEA (and any foreign or United States state equivalent).

“Default” means any breach of or default under any term, provision, condition, covenant or agreement contained in this Agreement or any other Loan Document or any other event, in each case that, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

“Default Rate” is defined in Section 2.3(b).

“Deposit Account” means any “deposit account” as defined in the Code with such additions to such term as may hereafter be made.

“Disqualified Assignee” means (a) any Competitor, (b) any vulture or distressed debt fund or (c) any Person listed in Section 13.1 of the Disclosure Letter as of the Effective Date.

“Disclosure Letter” means the disclosure letter, dated the Effective Date, delivered by the Credit Parties to the Collateral Agent, as may be updated on the applicable Closing Date (if required and as permitted hereunder).

“Disqualified Equity Interest” means any Equity Interest that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable) or upon the happening of any event or condition: (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (except if redeemable or convertible into other Equity Interest that would not constitute a Disqualified Equity Interest or as a result of a change of control, asset sale or similar event so long as any and all rights of the holders thereof upon the occurrence of a change of control, asset sale or similar event shall be subject to the prior repayment in full in cash of the Term Loans and the satisfaction in full of all other Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted) in accordance with the terms of this Agreement); (b) is redeemable at the option of the holder thereof, in whole or in part (except if redeemable or convertible into other Equity Interest that would not constitute a Disqualified Equity Interest or as a result of a change of control, asset sale or similar event so long as any rights of the holders thereof upon the occurrence of a change of control, asset sale or similar event shall be subject to the prior repayment in full in cash of the Term Loans and the satisfaction in full of all other Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted) in accordance with this Agreement); (c) provides for the scheduled payments of dividends or distributions in cash; or (d) is convertible into or exchangeable for (i) Indebtedness which is not Permitted Indebtedness or (ii) any other Equity Interest that would constitute a Disqualified Equity Interest; in each case described in clauses (a) through (d) above, prior to the date that is 180 days after the Term Loan Maturity Date; provided that, if any such Equity Interest is issued pursuant to any plan for the benefit of any employee, director, manager or consultant of the Borrower or its Subsidiaries or by any such plan to such employee, director, manager or consultant, such Equity Interest shall not constitute a “Disqualified Equity Interest” solely because it may be required to be repurchased by the Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of the termination, death or disability of such employee, director, manager or consultant.

“Dollars,” “dollars” or use of the sign “$” means only lawful money of the United States and not any other currency, regardless of whether that currency uses the “$” sign to denote its currency or may be readily converted into lawful money of the United States.

“Effective Date” is defined in the preamble hereof.

“English Debenture” means the English law governed debenture, dated as of the Tranche A Closing Date, by and among certain of the Credit Parties and the Collateral Agent, in form and substance reasonably satisfactory to the Collateral Agent.

“Environmental Claim” means any investigation, notice, notice of violation, claim, action, suit, proceeding, demand, abatement order or other order or directive (conditional or otherwise), by any Governmental Authority or any other Person, arising (i) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (ii) in connection with any Hazardous Material or any actual or alleged Hazardous Materials Activity; or (iii) in connection with any actual or alleged damage, injury, threat or harm to health, safety, natural resources or the environment.

“Environmental Laws” means any and all current or future, foreign or domestic, statutes, ordinances, orders, rules, regulations, judgments, Governmental Approvals, or any other requirements of Governmental Authorities relating to (i) environmental matters, including those relating to any Hazardous Materials Activity; (ii) the generation, use, storage, transportation or disposal of Hazardous Materials; or (iii) occupational safety and health, industrial hygiene, land use or the protection of human, plant or animal health or welfare, in each case as it relates to or caused by environmental factors, in any manner applicable to any Credit Party or any of its Subsidiaries or any Facility.

“Equity Interests” means, with respect to any Person, collectively, any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in such Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire (by purchase, conversion, dividend, distribution or otherwise) any of the foregoing (and all other rights, powers, privileges, interests, claims and other property in any manner arising therefrom or relating thereto); provided, however, that any Permitted Convertible Indebtedness or other Indebtedness convertible into Equity Interests (or into any combination of cash and Equity Interests based on the value of such Equity Interests) shall not constitute Equity Interests unless and until (and solely to the extent) so converted into Equity Interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, and its regulations.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) that, together with such Person, is treated as a single employer under Section 414(b) or (c) of the IRC or, solely for purposes of Section 302 of ERISA or Section 412 of the IRC, Section 412(m) or (o) of the IRC.

“ERISA Event” means (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Plan (other than an event for which the 30-day notice period is waived by regulation); (b) with respect to a Plan, the failure by Borrower or its Subsidiaries or their ERISA Affiliates to satisfy the minimum funding standard of Section 412 of the IRC and Section 302 of ERISA, whether or not waived; (c) the failure by Borrower or its Subsidiaries or their ERISA Affiliates to make by its due date a required installment under Section 430(j) of the IRC with respect to any Plan or to make any required contribution to a Multiemployer Plan; (d) the filing pursuant to Section 412(c) of the IRC or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (e) the incurrence by Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (f) the receipt by Borrower or its Subsidiaries or any of their respective ERISA Affiliates from the Pension Benefit Guaranty Corporation (referred to and defined in ERISA) or a plan administrator of any notice relating to the intention to terminate any Plan or Plans under Section 4041 or 4041A of ERISA or to appoint a trustee to administer any Plan under Section 4042 of ERISA, or the occurrence of any event or condition which could reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Plan under Section 4041 Section 4042 of ERISA; (g) the incurrence by Borrower or its Subsidiaries or any of their respective ERISA Affiliates of any liability with respect to the withdrawal from any Plan or Multiemployer Plan; (h) the receipt by Borrower or its Subsidiaries or any of their respective ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent, within the meaning of Section 4245 or Section 4241, respectively, of ERISA; (i) the “substantial cessation of operations” by Borrower or its Subsidiaries or their ERISA Affiliates within the meaning of Section 4062(e) of ERISA with respect to a Plan; or (j) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 4975 of the IRC or Section 406 of ERISA) which could reasonably be expected to result in material liability to Borrower or its Subsidiaries.

“EU Laws” means all applicable statutes, rules and regulations implemented administered or enforced by the European Commission, the European Medicines Agency (“EMA”) or the competent authorities of the EU Member States including, but not limited to, the EU Community Code on medicinal products (Directive 2001/83/EC), the EMA Regulation (Regulation (EC) No 726/2004), the Manufacturing Directive (Commission Directive 2003/94/EC), the Clinical Trials Regulation (Regulation (EU) No 536/2014), and related implementing legislation of individual EU Member States and related guidance at EU level and national level in individual EU Member States.

“European Commission” means the European Union’s (“EU”) politically independent executive arm.

“European Medicines Agency” or “EMA” means the Agency that reviews the scientific evaluation, supervision and safety monitoring of human and veterinary medicines authorized through the centralized procedure in the EU.

“Event of Default” is defined in Section 7.

“examiner” or “examinership” means an examiner (including an interim examiner) appointed under section 509 of the Irish Companies Act and “examinership” shall be construed accordingly.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Act Documents” means any and all documents filed by Parent with the SEC pursuant to the Exchange Act.

“Excluded Accounts” is defined in Section 5.5.

“Excluded Equity Interests” means, collectively:  (i) any Equity Interests in any Subsidiary with respect to which the grant to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of a security interest in and Lien upon, and the pledge to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of, such Equity Interests, to secure the Obligations (and any guaranty thereof) are validly prohibited by Requirements of Law; (ii) any Equity Interests in any Subsidiary with respect to which the grant to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of a security interest in and Lien upon, and the pledge to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of, such Equity Interests, to secure the Obligations (and any guaranty thereof) require the consent, approval or waiver of any Governmental Authority or other third party and such consent, approval or waiver has not been obtained by Borrower or Parent following Borrower’s and Parent’s commercially reasonable efforts to obtain the same; (iii) any Equity Interests in any Subsidiary that is a non-Wholly-Owned Subsidiary that the grant to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of a security interest in and Lien upon, and the pledge to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of, such Equity Interests, to secure the Obligations (and any guaranty thereof) are validly prohibited by, or would give any third party (other than Parent or a controlled Affiliate of Parent) the right to terminate its obligations under, the Operating Documents or the joint venture agreement or shareholder agreement with respect to, or any other contract with such third party relating to such non-Wholly-Owned Subsidiary, including any contract evidencing Indebtedness of such non-Wholly-Owned Subsidiary (other than customary non-assignment provisions which are ineffective under Article 9 of the Code or other Requirements of Law), but only, in each case, to the extent, and for so long as such Operating Document, joint venture agreement, shareholder agreement or other contract is in effect; and (iv) any Equity Interests in any other Subsidiary with respect to which, Parent and the Collateral Agent reasonably determine by mutual agreement that the cost (including Tax costs) of granting the Collateral Agent, for the benefit of Lenders and the other Secured Parties, a security interest in and Lien upon, and pledging to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, such Equity Interests, to secure the Obligations (and any guaranty thereof) are excessive, relative to the value to be afforded to the Secured Parties thereby.

“Excluded License” means an exclusive license or exclusive sublicense, to a Person other than a Subsidiary of Parent, of any Intellectual Property within the Territory covering Product that conveys to the licensee or sublicensee exclusive rights to practice all or substantially all rights to such Intellectual Property in the Territory, for which the consideration (i) does not consist of the type based upon (x) future development or commercialization of Product in the Territory (such as earn-out payments, milestone (whether financial, regulatory or otherwise in nature) payments or royalties based on net sales) or (y) performance of services by Parent or any of its Subsidiaries (such as transition services), and (ii) consists only of upfront advances or initial license fees or similar initial payments, with no anticipated subsequent payments or only de minimis payments to Parent or any of its Subsidiaries.

“Excluded Product” means any pharmaceutical or therapeutic product owned, developed or licensed by Parent or any of its Subsidiaries, other than Product.

“Excluded Product Assets” means, collectively: (a) any Excluded Product; (b) any Intellectual Property, regulatory approvals, inventory, account receivables, books or records related to any Excluded Product, in each case that does not directly relate to Product; and (c) any other properties or assets (including contracts or agreements) related to the foregoing clauses (a) and (b) (such assets in the foregoing clauses (a), (b) and (c), collectively “Excluded Product Assets”).

“Excluded Property” has the meaning set forth in the Security Agreement.

“Excluded Subsidiaries” means, collectively:  (i) any Subsidiary with respect to which the grant to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of a security interest in and Lien upon, and the pledge to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of, such Subsidiary’s properties and assets subject or purported to be subject from time to time to a Lien under any Collateral Document and the Equity Interests in such Subsidiary to secure the Obligations (and any guaranty thereof) are validly prohibited by Requirements of Law; (ii) any Subsidiary with respect to which the grant to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of a security interest in and Lien upon, and the pledge to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of, such Subsidiary’s properties and assets subject or purported to be subject from time to time to a Lien under any Collateral Document and the Equity Interests in such Subsidiary to secure the Obligations (and any guaranty thereof) require the consent, approval or waiver of any Governmental Authority or other third party (other than Parent or a controlled Affiliate of Parent) and such consent, approval or waiver has not been obtained by Borrower, Parent or such Subsidiary following Borrower’s, Parent’s and such Subsidiary’s commercially reasonable efforts to obtain the same; (iii) any Subsidiary that is a non-Wholly-Owned Subsidiary, with respect to which, the grant to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of a security interest in and Lien upon, and the pledge to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, of, the properties and assets of such non-Wholly-Owned Subsidiary, to secure the Obligations (and any guaranty thereof) are validly prohibited by, or would give any third party (other than Parent or an Affiliate of Parent) the right to terminate its obligations under, such non-Wholly-Owned Subsidiary’s Operating Documents or the joint venture agreement or shareholder agreement with respect thereto or any other contract with such third party relating to such non-Wholly-Owned Subsidiary, including any contract evidencing Indebtedness of such non-Wholly-Owned Subsidiary (other than customary non-assignment provisions which are ineffective under Article 9 of the Code or other Requirements of Law), but only, in each case, to the extent, and for so long as such Operating Document, joint venture agreement, shareholder agreement or other contract is in effect; and (iv) any other individual Subsidiary that owns properties and assets with an aggregate fair market value (reasonably determined in good faith by a Responsible Officer of Parent) of less than $5,000,000; (v) so long as it shall be in compliance with Section 6.2(c), Immunocore Nominees Limited; (vi) for so long as (A) the trailing twelve-month Net Sales of Immunocore GmbH and its Subsidiaries are not greater than $10,000,000 and (B) except for in connection with commercialization of Product in Switzerland, it does not (x) own, co-own or otherwise maintain any Company IP that is related to Product, (y) license any Company IP that is related to Product from any other Person or (z) enter into any Material Contract or otherwise become a party thereto or be bound thereby, Immunocore GmbH; and (vii) any other Subsidiary with respect to which, Parent and the Collateral Agent reasonably determine by mutual agreement that the cost (including Tax costs) of granting the Collateral Agent, for the benefit of Lenders and the other Secured Parties, a security interest in and Lien upon, and pledging to the Collateral Agent, for the benefit of Lenders and the other Secured Parties, such Subsidiary’s properties and assets subject or purported to be subject from time to time to a Lien under any Collateral Document and the Equity Interests of such Subsidiary to secure the Obligations (and any guaranty thereof) are excessive relative to the value to be afforded to the Secured Parties thereby.

“Exempted Prepayment” means the Exempted Refinancing Prepayment or the Exempted Tax Prepayment, as applicable.

“Exempted Refinancing Prepayment” means any prepayment in connection with a refinancing of the Term Loans with any Lender, the Collateral Agent or any Affiliate(s) of any Lender or the Collateral Agent.

“Exempted Tax Prepayment” means any prepayment of the Term Loans pursuant to Section 2.2(c)(i) as a result of (or in anticipation of) any sum payable to Lender under Section 2.6(a) (provided that a Payor shall provide reasonable evidence that such sum is or will be payable under such section) or Section 2.5.

“Existing Credit Agreement” means, collectively, that certain Loan and Security Agreement, dated as of November 6, 2020, by and among Parent, Oxford Finance Luxembourg S.ar.l. and the lenders listed on Schedule 1.1 thereof, as amended as of January 22, 2021 and September 10, 2021, together with each other Loan Document (as such term is defined in the Existing Credit Agreement).

“Export and Import Laws” means any Requirements of Law, regulation, order or directive that applies to the import, export, re-export, transfer, disclosure or provision of goods, software, technology or technical assistance including, without limitation, restrictions or controls administered pursuant to the U.S. Export Administration Regulations, 15 C.F.R. Parts 730-774, administered by the U.S. Department of Commerce, Bureau of Industry and Security; U.S. Customs regulations; and similar import and export laws, regulations, orders and directives of other jurisdictions to the extent applicable.

“Facility” means, with respect to any Credit Party, any real property (including all buildings, fixtures or other improvements located thereon) now, hereafter or heretofore owned, leased, operated or used by such Credit Party or any of its Subsidiaries or any of their respective predecessors or Affiliates.

“FATCA” means:

(a) sections 1471 to 1474 of the Code or any associated regulations;

(b) any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c) any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

“FCPA” is defined in Section 4.18(a).

“FDA” means the United States Food and Drug Administration.

“FDA Laws” means all applicable statutes (including the FDCA and PHSA), rules and regulations implemented administered or enforced by the FDA, including FDA Good Clinical Practices, FDA Good Laboratory Practices, FDA Good Manufacturing Practices, FDA regulations specific to biological products (21 C.F.R. Part 600 et seq.) and as interpreted by the FDA through FDA Guidance Documents.

“FDA Guidance Documents” means all applicable guidance documents issued by the FDA (and any foreign equivalents).

“FDCA” is defined in Section 4.19(b).

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“Floor” means a rate of interest equal to 1.00% per annum.

“GDPR” means, collectively, (i) Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation) (the “EU GDPR”) and (ii) the EU GDPR as it forms part of the laws of the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (the “UK GDPR”).

“Good Clinical Practices” means the standards set forth in 21 C.F.R. Parts 50, 54, 56, 312, and 314 (and any foreign equivalents) and FDA’s implementing guidance documents (and any foreign equivalents), and International Council for Harmonisation (“ICH”) Good Clinical Practice guidance, including E6(R2) Good Clinical Practice: Integrated Addendum to ICH E6(R1).

“Good Laboratory Practices” means the standards set forth in 21 C.F.R. Part 58 (and any foreign equivalents) and FDA’s implementing guidance documents (and any foreign equivalents).

“Good Manufacturing Practices” means the standards set forth in 21 C.F.R. Parts 210, 211, 600 and 610, the Manufacturing Directive (Commission Directive 2003/94/EC) (and any foreign equivalents), and implementing guidance documents developed by FDA and EMA (and any foreign equivalents).

“Governmental Approval” means any consent, authorization, approval, licensure, order, license, franchise, permit, certificate, accreditation, registration, filing or notice, of, issued by, from or to, or other act by or in respect of, any Governmental Authority.

“Governmental Authority” means any nation or government, supranational authority, any state or other political subdivision thereof, any agency (including Regulatory Agencies), government department, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.

“Governmental Payor Programs” means all governmental third party payor programs in which any Credit Party or its Subsidiaries participates, including Medicare, Medicaid, TRICARE or any other U.S. federal or state health care programs.

“Guarantor” means, at any time, any Person that is, pursuant to the terms of any Loan Document, a guarantor of any of the Obligations at that time.

“Hazardous Materials” means any chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Authority or which may or could pose a hazard to the health and safety of the owners, occupants or any Persons in the vicinity of any Facility or to the indoor or outdoor environment.

“Hazardous Materials Activity” means any past, current, proposed or threatened activity, event or occurrence involving any Hazardous Materials, including the use, manufacture, possession, storage, holding, presence, existence, location, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.

“Health Canada” means the public health agency of Canada.

“Health Care Laws” means, collectively(a) applicable Requirements of Law issued under or in connection with Medicare, Medicaid or any other Government Payor Program; (b) applicable Requirements of Law governing the privacy, security, notification of breaches regarding and other confidentiality of health information, including HIPAA; (c) applicable fraud and abuse Requirements of Law, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, as well as any other U.S. (federal, state, or local) or foreign Requirements of Law applicable to health care fraud, abuse, corruption, waste, bribery, inducements, false statements, or false claims; (d) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173) and the regulations promulgated thereunder; (e) the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h); (f) any applicable reporting and disclosure requirements, including any arising under Section 603 of the Veteran’s Health Care Act (Quarterly and Annual Non-Federal Average Manufacturer Price and Federal Ceiling Price), Best Price, Federal Supply Schedule Contract Prices and Tricare Retail Pharmacy Refunds, and Medicare Part D; (g) applicable Requirements of Law relating to (x) the regulation of Managed Care Plans, third party payors and Persons bearing the financial risk for the provision or arrangement of health care services and (y) billings to Managed Care Plans, third party payors and Persons bearing the financial risk for the provision or arrangement of health care services; (h) regulations for the protection of human research subjects (including 45 C.F.R. part 46) and (i) any other applicable Requirements of Law relating to the research, development, testing, approval, licensure, post-approval or post-licensure monitoring, reporting, manufacture, production, packaging, labeling, use, commercialization, marketing, promotion, advertising, importing, exporting, storage, transport, offer for sale, distribution or sale of or payment for Product.

“Hedging Agreement” means any interest rate, currency, commodity or equity swap, collar, cap, floor or forward rate agreement, or other agreement or arrangement designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity or equity prices or values (including any option with respect to any of the foregoing and any combination of the foregoing agreements or arrangements), and any confirmation execution in connection with any such agreement or arrangement.  Notwithstanding anything to the contrary in the foregoing, any Permitted Equity Derivative shall not constitute a Hedging Agreement.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Economic and Clinical Health (HITECH) Act of 2009, any and all rules or regulations promulgated from time to time thereunder.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Indebtedness” means, with respect to any Person, without duplication: (a) all indebtedness for advanced or borrowed money of, or credit extended to, such Person; (b) all obligations issued, undertaken or assumed by such Person as the deferred purchase price of assets, properties, services or rights (other than (i) accrued expenses and trade payables entered into in the ordinary course of business which are not more than one hundred and eighty (180) days past due or subject to a bona fide dispute, (ii) obligations to pay for services provided by employees and individual independent contractors in the ordinary course of business which are not more than one hundred and twenty (120) days past due or subject to a bona fide dispute, (iii) liabilities associated with customer prepayments and deposits, and (iv) prepaid or deferred revenue arising in the ordinary course of business), including (A) any obligation or liability to pay deferred purchase price or other similar deferred consideration for such assets, properties, services or rights where such deferred purchase price or consideration becomes due and payable solely upon the passage of time, and (B) any obligation described in clause (b) of the definition of “Contingent Obligation” that is due and payable (or that becomes due and payable) solely with the passage of time (and not upon the occurrence of an event or the performance of an act); (c) the face amount of all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder and all reimbursement or payment obligations with respect to letters of credit, surety bonds, performance bonds and other similar instruments issued by such Person; (d) all obligations of such Person evidenced by notes, bonds, debentures or other debt securities or similar instruments (including debt securities convertible into Equity Interests, including Permitted Convertible Indebtedness), including obligations so evidenced incurred in connection with the acquisition of properties, assets or businesses; (e) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement or incurred as financing, in either case with respect to property acquired by such Person (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property); (f) all Capital Lease Obligations of such Person; (g) the principal balance outstanding under any synthetic lease, off-balance sheet loan or similar off balance sheet financing product by such Person; (h) Disqualified Equity Interests; (i) all indebtedness referred to in clauses (a) through (g) above of other Persons secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in assets or properties (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness of such other Persons; and (i) all Contingent Obligations of such Person described in clause (a) of the definition thereof.  For the avoidance of doubt, “Indebtedness” shall include Permitted Convertible Indebtedness, but shall not include any Permitted Equity Derivative.

“Indemnified Liabilities” means, collectively, any and all liabilities, obligations, losses, damages (including natural resource damages), penalties, claims, actions, judgments, suits, costs, reasonable and documented out-of-pocket fees, expenses and disbursements of any kind or nature whatsoever (including the reasonable and documented fees, expenses and disbursements of counsel for Indemnified Persons (it being agreed that such legal counsel fees and expenses shall be limited to one primary legal counsel, one local legal counsel in each applicable jurisdiction and one intellectual property legal counsel (as and to the extent applicable) for the Indemnified Persons)) incurred by any Indemnified Person or asserted against any Indemnified Person by any Person (including Borrower) relating to or arising out of or in connection with, or as a result of, this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby (including any Lender’s agreement to make Term Loans or the use or intended use of the proceeds thereof, or any enforcement of any of the Loan Documents (including any sale of, collection from, or other realization upon any of the Collateral or the enforcement of any guaranty of the Obligations)), including (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Term Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by Borrower or any of its Subsidiaries, or any liability relating to any Environmental Law, (iv) any actual or prospective claim, suit, litigation, investigation, hearing or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by any Person (including Borrower or any of its affiliates), and regardless of whether any Indemnified Person is a party thereto, and (v) the enforcement of the indemnity hereunder, in each case whether direct, indirect or consequential and whether based on any federal, state or foreign laws, statutes, rules or regulations, on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted against any such Indemnified Person, in any manner.

“Indemnified Person” is defined in Section 11.2(a).

“Insolvency Proceeding” means, with respect to any Person, except for those proceedings in connection with a liquidation or dissolution expressly permitted under the Loan Documents (including a liquidation or dissolution permitted under Section 6.3(a)), any proceeding by or against such Person under the Bankruptcy Code, or any other domestic or foreign bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, examinership or other relief; provided, however, that, solely with respect to any Person incorporated, organized or formed in any jurisdiction other than the United States, “Insolvency Proceeding” shall not include any winding-up petition against such Credit Party which is frivolous or vexatious and is discharged or dismissed within fourteen (14) days of the commencement thereof or any step or procedure in connection with any transaction otherwise permitted under this Agreement.

“Intellectual Property” means all:

(a)          Copyrights, Trademarks, and Patents;

(b)          trade secrets and trade secret rights, including any rights to unpatented inventions, know-how, show-how and operating manuals;

(c)         (i) all computer programs, including source code and object code versions, (ii) all data, databases and compilations of data, whether machine readable or otherwise, and (iii) all documentation, training materials and configurations related to any of the foregoing (collectively, “Software”);

(d)          all right, title and interest arising under any contract or Requirements of Law in or relating to Internet Domain Names;

(e)          design rights;

(f)          IP Ancillary Rights (including all IP Ancillary Rights related to any of the foregoing); and

(g)          all other intellectual property or industrial property rights.

“Intercompany Subordination Agreement” means that certain Subordination Agreement, dated as of the Tranche A Closing Date, by and among Borrower, Parent, the Subsidiaries party thereto from time to time, and the Collateral Agent, in form and substance reasonably satisfactory to the Collateral Agent.

“Interest Date” means the last day of each calendar quarter.

“Interest Period” means, as to each Tranche B Loan, (a) the period commencing on (and including) the Closing Date and ending on (and including) the first Interest Date occurring in the calendar quarter during which the Closing Date occurs, provided, that if such Interest Period would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar quarter, in which case such Interest Period shall end on the immediately preceding Business Day, and (b) thereafter, each period beginning on (and including) the first day following the end of the preceding Interest Period and ending on the earlier of (and including) (x) the next Interest Date, provided, that if such Interest Date is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar quarter, in which case such Interest Period shall end on the next preceding Business Day, (y) the next Payment Date, provided, that if such Payment Date is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar quarter, in which case such Interest Period shall end on the next preceding Business Day, and (z) the Term Loan Maturity Date.  For the avoidance of doubt, if an Interest Period ends on a Payment Date, the next Interest Period shall commence on (and include) the first day following such Payment Date and shall end on (and include) the earlier of the next succeeding Interest Date, the next succeeding Payment Date or the Term Loan Maturity Date, as described above.

“Internet Domain Name” means all right, title and interest (and all related IP Ancillary Rights) arising under any contract or Requirements of Law in or relating to Internet domain names.

“Inventory” means all “inventory” as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes all merchandise (including Product), materials (including raw materials), parts, components (including component materials and component raw materials), supplies, packing and shipping materials, work in process and finished products, technology (including software, systems, and solutions), and all elements needed to fulfill obligations related to Product under any Manufacturing Agreements including such inventory as is temporarily out of a Credit Party’s or Subsidiary’s custody or possession or in transit (prior to title having transferred) and including any returned goods and any documents of title representing any of the above.

“Investment” means (a) any beneficial ownership interest in any Person (including Equity Interests), (b) any Acquisition or (c) the making of any advance, loan, extension of credit or capital contribution in or to, any Person.  The amount of an Investment shall be the amount actually invested (which, in the case of any Investment by a Credit Party or any of its Subsidiaries constituting the contribution of an asset or property, shall be based on the estimate of the fair market value of such asset or property at the time such Investment is made, as reasonably determined by a Responsible Officer of such Person in good faith), less the amount of cash received or returned for such Investment, without adjustment for subsequent increases or decreases in the value of such Investment or write-ups, write-downs or write-offs with respect thereto; provided that in no event shall such amount be less than zero.

“IP Security Agreements” means, collectively, (a) that certain Patent Security Agreement entered into by and among Borrower and the Collateral Agent, dated as of the Tranche A Closing Date and that certain Trademark Security Agreement entered into by and among Borrower and the Collateral Agent, dated as of the Tranche A Closing Date, and (b) any Intellectual Property Security Agreement entered into by and among Borrower, any relevant Credit Party and the Collateral Agent after the Tranche A Closing Date in accordance with the Loan Documents.

“IP Ancillary Rights” means, with respect to any Copyright, Trademark, Patent, Software, trade secrets or trade secret rights, including any rights to unpatented inventions, know-how, show-how and operating manuals, all income, royalties, proceeds and liabilities at any time due or payable or asserted under or with respect to any of the foregoing or otherwise with respect thereto, including all rights to sue or recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment thereof, and, in each case, all rights to obtain any other intellectual property right ancillary to any Copyright, Trademark, Patent, Software, trade secrets or trade secret rights.

“IRC” means the Internal Revenue Code of 1986.

“Irish Companies Act” means the Companies Act 2014 of Ireland.

“Irish Credit Party” means a Credit Party incorporated or organized under the laws of the Republic of Ireland.

“Irish Debenture” means the Irish law governed debenture, dated as of the Tranche A Closing Date, by and between the Irish Guarantor and the Collateral Agent, in form and substance reasonably satisfactory to the Collateral Agent.

“Irish Security Documents” means the Irish Debenture and Irish Share Charge.

“Irish Share Charge” means the Irish law governed share charge, dated as of the Tranche A Closing Date, by and between the Borrower and the Collateral Agent, in form and substance reasonably satisfactory to the Collateral Agent.

“Knowledge” means, with respect to any Person, the actual knowledge, after reasonable investigation, of the Responsible Officers of such Person; provided that solely for the purpose of “Knowledge,” such Responsible Officers shall not include any non-executive directors of a UK Credit Party or an Irish Credit Party who are not otherwise an officer of such Credit Party.

“Legal Reservations” means:

(a) the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganization and other laws generally affecting the rights of creditors;

(b) the time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp taxes may be void and defenses of set-off or counterclaim;

(c) the principle that in certain circumstances any security expressed to be granted by way of fixed charge may be re-characterized as a floating charge or any security expressed to be granted by way of assignment or assignation may be re-characterized as a charge;

(d) the principle that the creation or purported creation of security over any contract or agreement which is subject to a prohibition against transfer, assignment or charging may be void, ineffective or invalid and may give rise to a breach entitling the contracting party to terminate or take other action in relation to such contract or agreement;

(e) that a court may refuse to give effect to a purported contractual obligation to pay costs imposed upon another party in respect of the costs of any unsuccessful litigation brought against that party or may not award by way of costs all of the expenditure incurred by a successful litigant in proceedings brought before that court;

(f) the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant;

(g) in relation to any Transaction Security granted on the date of this Agreement, the principle that the enforcement of any security under a Collateral Document which is not governed by the laws of the jurisdiction where the asset or assets purported to be secured under that Collateral Document are situated may be limited; and

(h) similar principles (including, without limitation, general principles of equity), rights and defenses under the laws of any relevant jurisdiction.

“Lender” means each Person signatory hereto as a “Lender” and any of its successors and assigns from time to time that become, as successor-in-interest, assignee, transferee of a Term Loan Note or otherwise, a “Lender” party hereto.

“Lender Expenses” means, collectively:

(a)          all reasonable and documented out-of-pocket fees and expenses of the Collateral Agent and, as applicable, each Lender (and their respective successors and assigns) and their respective Related Parties (including the reasonable and documented out-of-pocket fees, expenses and disbursements of any legal counsel (it being agreed that such legal counsel fees, expenses and disbursements shall be limited to one primary legal counsel, one local legal counsel in each applicable material jurisdiction and one intellectual property legal counsel (as and to the extent applicable) for the Collateral Agent, Lenders and Related Parties, taken as a whole)), manufacturing consultants or intellectual property experts (it being agreed that such consultant or expert fees, expenses and disbursements shall be limited to one such consultant and one such expert for the Collateral Agent, Lenders and such Related Parties, taken as a whole) therefor, (i) incurred in connection with developing, preparing, negotiating, syndicating, executing and delivering, and interpreting, investigating and administering, the Loan Documents (or any term or provision thereof), any commitment, proposal letter, letter of intent or term sheet therefor or any other document prepared in connection therewith, (ii) incurred in connection with the consummation and administration of any transaction contemplated therein, (iii) incurred in connection with the performance of any obligation or agreement contemplated therein, (iv) incurred in connection with any modification or amendment of any term or provision of, or any supplement to, or the termination (in whole or in part) of, any Loan Document, (v) incurred in connection with internal audit reviews and Collateral audits, or (vi) otherwise incurred with respect to the Credit Parties in connection with the Loan Documents, including any filing or recording fees and expenses; and

(b)          all reasonable and documented out-of-pocket costs and expenses incurred by the Collateral Agent and each Lender (and their respective successors and assigns) and their respective Related Parties (including the reasonable and documented out-of-pocket fees, expenses and disbursements of any legal counsel therefor for the Collateral Agent, Lenders and such Related Parties taken as a whole) in connection with (i) any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work-out,” (ii) the enforcement or protection or preservation of any right or remedy under any Loan Document, any Obligation, with respect to any of the Collateral or any other related right or remedy, or (iii) the commencement, defense, conduct of, intervention in, or the taking of any other action with respect to, any proceeding (including any Insolvency Proceeding) related to any Credit Party or any Subsidiary of any Credit Party in respect of any Loan Document or Obligation, or otherwise in connection with any Loan Document or Obligation (or the response to and preparation for any subpoena or request for document production relating thereto).

“Lender Transfer” is defined in Section 11.1(b).

“Lien” means a claim, mortgage, deed of trust, levy, charge, pledge, security interest or other encumbrance of any kind or assignment for security purposes, whether voluntarily incurred or arising by operation of law or otherwise against any property or assets.

“Limitation Acts” means the Limitation Act 1980, the Foreign Limitation Periods Act 1984 and for the purposes of Irish law, the Statute of Limitations 1957 (as amended, supplemented or otherwise from time to time).

“Loan Documents” means, collectively, this Agreement, the Disclosure Letter, the Term Loan Notes, the Security Agreement, the IP Security Agreements, the Intercompany Subordination Agreement, the Perfection Certificate, any Control Agreement, any Collateral Access Agreement, any other Collateral Document, any guaranties executed by a Guarantor in favor of the Collateral Agent for the benefit of Lenders and the other Secured Parties in connection with this Agreement, and any other present or future agreement between or among a Credit Party, the Collateral Agent and any Lender in connection with this Agreement (including any subordination, intercreditor or other similar agreement to which the Collateral Agent or any Lender is a party in connection with this Agreement), including in each case, for the avoidance of doubt, any annexes, exhibits or schedules thereto.

“Major European Countries” means, collectively, France, Germany, Italy, Spain and the United Kingdom.

“Makewhole Amount” means the Tranche A Makewhole Amount or the Tranche B Makewhole Amount (as applicable) or the combination thereof, as the context dictates.

“Managed Care Plans” means all health maintenance organizations, preferred provider organizations, individual practice associations, competitive medical plans and similar arrangements.

“Manufacturing Agreement” means (i) any contract or agreement entered into on or prior to the Effective Date by any Credit Party or any of its Subsidiaries with third parties for (x) the clinical or commercial manufacture or in-bound supply in the Territory of Product for any indication or (y) the commercial manufacture or in-bound supply of the active pharmaceutical ingredient incorporated therein that was included in the NDA or BLA for Product (with the Manufacturing Agreements in effect as of the Effective Date being set forth in Schedule 12.1 of the Disclosure Letter), including any future contract or agreement entered into after the Effective Date by any Credit Party or any of its Subsidiaries with third parties for the commercial manufacture or in-bound supply in the Territory of Product for any indication or for the commercial manufacture or in-bound supply of the active ingredient incorporated therein.

“Margin Stock” means “margin stock” within the meaning of Regulations U and X of the Federal Reserve Board as now and from time to time hereafter in effect.

“Material Adverse Change” means any material adverse change in or material adverse effect on:  (a) the business, financial condition, properties or assets (including all or any portion of Collateral), liabilities (actual or contingent), operations or performance of the Credit Parties, taken as a whole, since December 31, 2021; (b) without limiting the generality of clause (a) above, (i) the rights of the Credit Parties, taken as a whole, in or related to any aspect of the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory, or (ii) the period of regulatory exclusivity granted by the FDA (or foreign equivalents) for Product, subject to the clarification that this period of regulatory exclusivity includes the period of Orphan Drug exclusivity granted by the FDA for Product but excludes any other foreign equivalents to such Orphan Drug exclusivity; (c) the ability of the Credit Parties, taken as a whole, to fulfill the payment or performance obligations as they become due and payable under this Agreement or any other Loan Document; or (d) subject to the Legal Reservations and the Perfection Requirements, the binding nature or validity of, or the ability of the Collateral Agent or any Lender to enforce, the Loan Documents or any of its rights or remedies under the Loan Documents.  Notwithstanding the foregoing, none of the following events shall, in and of itself, constitute or be deemed to constitute a Material Adverse Change if and only so long as, in each case of sub-clauses (i) through (iv) below, such event does not involve or relate to Product: (i) adverse results or delays in any nonclinical or clinical trial; (ii) the failure to achieve any clinical or non-clinical trial goals or objectives, including the failure to demonstrate the desired safety or efficacy of any drug or companion diagnostic; (iii) any denial, delay or limitation of approval of the FDA or any other Governmental Authority; or (iv) a change in or discontinuation of a strategic partnership or other collaboration or license arrangement.

“Material Contract” means any contract or other arrangement to which any Credit Party or any of its Subsidiaries is a party (other than the Loan Documents) or by which any of its assets or properties are bound, in each case, relating to the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory, for which the breach of, default or nonperformance under, cancellation or termination of or the failure to renew could reasonably be expected to result in a Material Adverse Change.  For the avoidance of doubt, (x) each Manufacturing Agreement and each Current Company IP Agreement is a Material Contract and (y) the Amended and Restated Exclusive Distribution Agreement among Borrower, Medison Pharma Ltd., Medison Pharma Canada Inc. and Medison Pharma Trading AG, dated as of November 7, 2022 is a Material Contract.  For the avoidance of doubt, the following agreements are not Material Contracts: (a) any customer contracts; (b) any purchase orders or statements of work entered into from time to time in the ordinary course of business pursuant to Manufacturing Agreements, except, in each case if any such order or statement is in the form of an amendment to or otherwise amends any material terms of any Manufacturing Agreement; (c) agreements or other contractual arrangements in connection with capital expenditures in the ordinary course of business; and (d) agreements or other contractual arrangements entered into in the ordinary course of business in connection with the purchase of materials or the sale of third party products for further distribution.

“Medicaid” means the health care assistance program established by Title XIX of the SSA (42 U.S.C. 1396 et seq.).

“Medicare” means the health insurance program for the aged and disabled established by Title XVIII of the SSA (42 U.S.C. 1395 et seq.).

“Medicines and Healthcare products Regulatory Agency” or “MHRA” means the Agency that regulates medicinal products, medical devices and blood components for transfusion in the UK.

“Mortgage” means any deed of trust, leasehold deed of trust, mortgage, leasehold mortgage, deed to secure debt, leasehold deed to secure debt or other document creating a Lien on real estate or any interest in real estate.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 4001(a)(3) or Section 3(37) of ERISA (a) to which Parent or its Subsidiaries or their respective ERISA Affiliates is then making or accruing an obligation to make contributions; (b) to which Parent or its Subsidiaries or their respective ERISA Affiliates has within the preceding five (5) plan years made contributions; or (c) with respect to which Parent or its Subsidiaries could incur material liability.

“NDA” means a new drug application, submitted to the FDA pursuant to 21 U.S.C. § 355 seeking authorization to market a new drug in the United States.

“Net Sales” means, as of any date of determination, with respect to Parent (or Immunocore GmbH), the net consolidated product revenue (consistent with the calculation of same in Parent’s financial statements) of Parent and its Subsidiaries (or in the case of Immunocore GmbH, Immunocore GmbH and its Subsidiaries) of Product for the twelve (12) months prior to such date (excluding, for the avoidance of doubt, any (i) upfront or milestone payments received by Borrower or any of its Subsidiaries (or in the case of Immunocore GmbH, Immunocore GmbH or any of its Subsidiaries), (ii) advancements, payments or reimbursements of expenses of Borrower or any of its Subsidiaries (or in the case of Immunocore GmbH, Immunocore GmbH or any of its Subsidiaries), and (iii) any other non-sales-based revenue or proceeds received by Borrower or any of its Subsidiaries (or in the case of Immunocore GmbH, Immunocore GmbH or any of its Subsidiaries)), determined on a consolidated basis in accordance with Applicable Accounting Standards as set forth in Parent’s financial statements (or in the case of Immunocore GmbH, either Immunocore GmbH’s or Parent’s financial statements) or as otherwise evidenced in a manner reasonably satisfactory to the Required Lenders.

“Note Register” is defined in Section 2.8(a).

“Obligations” means, collectively, the Credit Parties’ obligations to pay when due any and all debts, principal, interest, Lender Expenses, the Additional Consideration, the Makewhole Amount, the Prepayment Premium and any other fees, expenses, indemnities and amounts any Credit Party owes any Lender or the Collateral Agent now or later, under this Agreement or any other Loan Document, including interest accruing after Insolvency Proceedings begin (whether or not allowed), and to perform Borrower’s duties under the Loan Documents.

“OFAC” is defined in Section 4.18(c).

“Operating Documents” means, collectively with respect to any Person other than a natural person, such Person’s formation and constitutional documents and, (a) if such Person is a corporation, its bylaws (or similar organizational regulations), (b) if such Person is an exempted company or a company limited by shares, its certificate of incorporation, memorandum and articles of association (or similar organizational regulations), (c) if such Person is a limited liability company organized in the United States, its limited liability company agreement (or similar agreement), and (d) if such Person is a partnership, its partnership agreement (or similar agreement), in each case including all amendments, restatements, supplements and modifications thereto.

“ordinary course of business” means, in respect of any transaction involving any Person, the ordinary course of such Person’s business, undertaken by such Person in good faith and not for purposes of evading any covenant, prepayment obligation or restriction in any Loan Document.

“Orphan Drug” means a drug or biologic that meets the definition for “orphan drug” provided in 21 C.F.R. § 316.3(b)(10) that has been granted an orphan drug designation by the FDA under 21 U.S.C. § 360bb.

“Participant Register” is defined in Section 11.1(d).

“Patents” means all patents and patent applications (including any continuations, continuations-in-part, divisions, provisionals or any substitute applications), any patent issued with respect to any of the foregoing patent applications, any reissue, reexamination, renewal or patent term extension or adjustment (including any supplementary protection certificate) of any such patent, and any confirmation patent or registration patent or patent of addition based on any such patent, and all foreign and international counterparts of any of the foregoing.  For the avoidance of doubt, patents and patent applications under this definition include individual patent claims and include all patents and patent applications filed with the U.S. Patent and Trademark Office or which could be nationalized in the United States.

“Patriot Act” is defined in Section 3.1(h).

“Paying Party” is defined in Section 2.6(f).

“Payment Date” means, with respect to the Term Loans and as the context dictates: (a) subject to the paragraph (g) of the Tranche A Term Loan Note, the first Interest Date occurring in the calendar quarter immediately following the Tranche A Closing Date; (b) thereafter, each succeeding Interest Date; and (c) the Term Loan Maturity Date.

“Payor” is defined in Section 2.6(a).

“PCI Cap” means, as of any date of determination, an amount equal to the greater of (i) $300,000,000 and (ii) an amount equal to two times (2 x) the trailing twelve-month Net Sales of Parent and its Subsidiaries.

“Perfection Certificate” is defined in Section 4.6.

“Perfection Requirements” means the making or procuring of appropriate registrations, filings, endorsements, notarizations, intimations, stampings or notifications of the Collateral Documents or the security expressed to be created under the Collateral Documents or entry into any further documents determined by the legal advisers to the Collateral Agent or Lenders to be necessary in any relevant jurisdiction for the creation, perfection or priority of the security created pursuant to the Collateral Documents, or the enforceability or production in evidence of any relevant Collateral Document.

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Permitted Acquisition” means any Acquisition, so long as:

(a)       no Default or Event of Default shall have occurred and be continuing as of, or could reasonably be expected to result from, the consummation of such Acquisition;

(b)        the properties or assets being acquired or licensed, or the Person whose Equity Interests are being acquired, are useful in or engaged in, as applicable, (i) the same, similar or a related line of business as that then-conducted by Parent or any of its Subsidiaries, (ii) a line of business that is related or ancillary to or in furtherance of a line of business as that then-conducted by Parent or any of its Subsidiaries, or (iii) the pharmaceutical or therapeutic businesses;

(c)        in the case of any Asset Acquisition, any and all properties or assets constituting Collateral are being acquired or licensed in such Acquisition by a Credit Party and, within the timeframes expressly set forth in Section 5.12 with respect to all such properties or assets constituting Collateral, such Credit Party shall have executed and delivered or authorized, as applicable, any and all joinders, security agreements, financing statements and any other documentation, and made such other deliveries, required by Section 5.12 or Section 5.13 or reasonably requested by the Collateral Agent in order to include such newly acquired or licensed assets within the Collateral, in each case to the extent required by Section 5.12 or Section 5.13;

(d)        in the case of any Stock Acquisition, any and all Equity Interests are being acquired in such Acquisition directly by a Credit Party and, within the timeframes expressly set forth in Section 5.13, such Credit Party shall have complied with its obligations under Section 5.13, in each case to the extent such Equity Interests are subject thereto; and

(e)        any Indebtedness or Liens assumed in connection with such Acquisition are otherwise permitted under Section 6.4 or 6.5, respectively.

“Permitted Convertible Indebtedness” means Indebtedness of the Parent or any Subsidiary of Parent that is a Credit Party having a feature which entitles the holder thereof in certain circumstances to convert or exchange all or a portion of such Indebtedness into Equity Interests in Parent or such Subsidiary (or other securities or property following a merger event or other change of the common stock of Parent or such Subsidiary), cash or any combination of cash and such Equity Interests (or such other securities or property) based on the market price of such Equity Interests (or such other securities or property); provided, however, that (a) such Indebtedness shall be unsecured, (b) such Indebtedness shall not be guaranteed by any Subsidiary of Parent, (c) such Indebtedness shall bear interest at a rate per annum not to exceed the greater of (x) five percent (5.0%) and (y) Term SOFR (as in effect as of the Business Day immediately preceding the pricing of such Refinancing Convertible Debt) plus four percent (4.0%), (d) such Indebtedness shall not include covenants and defaults (other than covenants and defaults customary for convertible indebtedness but not customary for loans, as determined by Parent in its good faith judgment) that are, taken as a whole, more restrictive on the Credit Parties than the provisions of this Agreement (as determined by Parent in its good faith judgment), (e) immediately prior to and after giving effect to the incurrence of such Indebtedness, no Default or Event of Default shall have occurred and be continuing or could reasonably be expected to occur as a result therefrom (after giving effect to this Agreement), (f) such Indebtedness shall not (i) mature or be mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (ii) be redeemable at the option of the holder thereof, in whole or in part or (iii) provide for the scheduled payment of dividends or distributions (other than scheduled cash interest payments) in cash, in each case of the foregoing sub-clauses (i), (ii) and (iii), earlier than six (6) months after the Term Loan Maturity Date (it being understood, for the avoidance of doubt, that (w) a redemption right of Parent or such Subsidiary in respect of such Indebtedness, (x) conversion rights of holders in respect of such Indebtedness, (y) acceleration rights of holders of such Indebtedness upon the occurrence of an event of default specified in the agreement governing such Indebtedness and (z) the obligation to pay customary amounts to holders of such Indebtedness in connection with a “change of control” or “fundamental change”, in each case, shall not be considered in connection with the determination of scheduled maturity date for purposes of this clause (f)); (g) immediately after giving effect to the creation, incurrence or assumption of any such Indebtedness (and any prepayment, repurchase or redemption of any existing Permitted Convertible Indebtedness using cash proceeds of the issuance of such Indebtedness (and any cash proceeds received pursuant to the exercise, early unwind or termination of any Permitted Equity Derivatives in connection with such prepayment, repurchase or redemption)), the aggregate amount of all Permitted Convertible Indebtedness then-outstanding shall not exceed the PCI Cap; and (h) Parent shall have delivered to the Collateral Agent a certificate of a Responsible Officer of Parent certifying as to the foregoing clauses (a) through (g) with respect to any such Indebtedness.

“Permitted Distributions” means, in each case subject to Section 6.8 if applicable:

(a)         dividends, distributions or other payments by any Wholly-Owned Subsidiary of Parent on its Equity Interests to, or the redemption, retirement or purchase by any Wholly-Owned Subsidiary of Parent of its Equity Interests from, Parent or any other Wholly-Owned Subsidiary of Parent;

(b)       dividends, distributions or other payments by any non-Wholly-Owned Subsidiary on its Equity Interests to, or the redemption, retirement or purchase by any non-Wholly-Owned Subsidiary of its Equity Interests from, Borrower or any other Subsidiary or each other owner of such non-Wholly-Owned Subsidiary’s Equity Interests based on their relative ownership interests of the relevant class of such Equity Interests;

(c)         exchanges, redemptions or conversions by Parent in whole or in part any of its Equity Interests for or into another class of its Equity Interests or rights to acquire its Equity Interests or with proceeds from substantially concurrent equity contributions or issuances of new Equity Interests;

(d)          any such payments arising from a Permitted Acquisition or other Permitted Investment by Parent or any of its Subsidiaries;

(e)        the payment of dividends by Borrower solely in non-cash pay and non-redeemable capital stock (including, for the avoidance of doubt, dividends and distributions payable solely in Equity Interests);

(f)          cash payments in lieu of the issuance of fractional shares arising out of stock dividends, splits or combinations or in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests;

(g)          in connection with any Acquisition or other Investment by Parent or any of its Subsidiaries, (i) the receipt or acceptance of the return to Parent or any of its Subsidiaries of Equity Interests of Parent constituting a portion of the purchase price consideration in settlement of indemnification claims, or as a result of a purchase price adjustment (including earn-outs or similar obligations) and (ii) payments or distributions to equity holders pursuant to appraisal rights required under Requirements of Law;

(h)       the distribution of rights pursuant to any shareholder rights plan or the redemption of such rights for nominal consideration in accordance with the terms of any shareholder rights plan;

(i)          dividends, distributions or payments on its Equity Interests by any Subsidiary to any Credit Party;

(j)          dividends, distributions or payments on its Equity Interests by any Subsidiary that is not a Credit Party to any other Subsidiary that is not a Credit Party;

(k)       purchases of Equity Interests of Borrower or its Subsidiaries in connection with the exercise of stock options by way of cashless exercise, or in connection with the satisfaction of withholding tax obligations;

(l)        issuance to directors, officers, employees or contractors of Borrower of common stock of Borrower upon the vesting of restricted stock, restricted stock units, or other rights to acquire common stock of Borrower, in each case pursuant to plans or agreements approved by Borrower’s Board of Directors or stockholders;

(m)        the repurchase, retirement or other acquisition or retirement for value of Equity Interests of Parent or any of its Subsidiaries held by any future, present or former employee, consultant, officer or director (or spouse, ex-spouse or estate of any of the foregoing or trust for the benefit of any of the foregoing or any lineal descendants thereof) of Parent or any of its Subsidiaries pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement or employment agreement; provided, however, that the aggregate payments made under this clause (m) do not exceed in any calendar year the sum of (i) $3,000,000 plus (ii) the amount of any payments received in such calendar year under key-man life insurance policies;

(n)         dividends or distributions on its Equity Interests by Parent or any of its Subsidiaries payable solely in additional shares of its common stock;

(o)       solely in connection with Permitted Convertible Indebtedness and any Refinancing Convertible Debt relating thereto, the Credit Parties or its Subsidiaries may enter into Permitted Equity Derivatives (and may settle, terminate or unwind any (or any portion of) such Permitted Equity Derivatives in connection with any refinancing, early conversion or maturity of such Permitted Convertible Indebtedness);

(p)         [Reserved]; and

(q)         additional Restricted Payments in an aggregate amount not to exceed $5,000,000 in any calendar year.

“Permitted Equity Derivative” means any call or capped option (or substantively equivalent equity derivative transaction) or call spread transaction relating to the Equity Interests of Parent or any other Credit Party purchased by Parent or such Credit Party in connection with the issuance of Permitted Convertible Indebtedness and any Refinancing Convertible Debt relating thereto by Parent or such other Credit Party, provided, that the purchase price for such call or capped option does not exceed the net cash proceeds received by Parent or such other Credit Party from the issuance of such Permitted Convertible Indebtedness or Refinancing Convertible Debt.

“Permitted Hedging Agreement” means any Hedging Agreement entered into in the ordinary course of business solely in connection with foreign exchange hedging transactions (including foreign exchange contracts, currency swap agreements or other similar agreements or arrangements) or interest rate hedging transactions and in each case not for speculative purposes; provided, however, that to the extent such agreement, the transactions contemplated therein or any obligations thereunder constitute Indebtedness, such Indebtedness is neither secured nor collateralized with cash or cash equivalents.

“Permitted Indebtedness” means:

(a)          Indebtedness of the Credit Parties to Secured Parties under this Agreement and the other Loan Documents;

(b)          Indebtedness existing on the Effective Date and shown on Schedule 12.2 of the Disclosure Letter;

(c)          Permitted Convertible Indebtedness not to exceed the PCI Cap at the time of incurrence thereof; provided that Permitted Convertible Indebtedness will not be deemed to be outstanding, to the extent that in connection with the issuance of any Refinancing Convertible Debt, the Permitted Convertible Indebtedness to be refinanced is cancelled within three (3) Business Days of the incurrence of such Refinancing Convertible Debt;

(d)          Indebtedness not to exceed $7,500,000 in the aggregate at any time outstanding, consisting of (i) Indebtedness incurred to finance the purchase, construction, repair, or improvement of fixed assets and (ii) Capital Lease Obligations;

(e)          Indebtedness in connection with trade credit, corporate credit cards, purchasing cards or bank card products; provided, that any such Indebtedness that is secured shall not exceed $1,000,000 in the aggregate at any time outstanding;

(f)          guarantees of Permitted Indebtedness;

(g)          any obligation to pay deferred purchase price or other similar deferred consideration for such assets, properties, services or rights (where such deferred purchase price or consideration becomes due and payable solely upon the passage of time and is not subject to cancellation upon the exercise of any prior termination right held by Parent or any of its Subsidiaries) in connection with any in-license or collaboration transaction, not to exceed $15,000,000 in the aggregate at any time outstanding;

(h)          Indebtedness of Parent or any of its Subsidiaries with respect to letters of credit, bank guarantees, bankers’ acceptances, warehouse receipts or similar instruments outstanding and to the extent secured, secured solely by cash or Cash Equivalents, in each case entered into in the ordinary course of business;

(i)          Indebtedness owed: (i) by a Credit Party to another Credit Party; (ii) by a Subsidiary of Borrower that is not a Credit Party to another Subsidiary of Borrower that is not a Credit Party; (iii) by a Credit Party to a Subsidiary of Parent that is not a Credit Party; or (iv) by a Subsidiary of Parent that is not a Credit Party to a Credit Party, not to exceed $10,000,000 in the aggregate at any time outstanding;

(j)          Indebtedness not to exceed $10,000,000 in the aggregate at any time outstanding consisting of Contingent Obligations described in clause (a) of the definition thereof: (i) of a Credit Party of Permitted Indebtedness of another Credit Party (or obligations that do not constitute Indebtedness hereunder and are not prohibited hereunder); (ii) of a Subsidiary of Parent which is not a Credit Party of Permitted Indebtedness (or obligations that do not constitute Indebtedness hereunder and are not prohibited hereunder) of another Subsidiary of Parent which is not a Credit Party; (iii) of a Subsidiary of Parent which is not a Credit Party of Permitted Indebtedness (or obligations that do not constitute Indebtedness hereunder and are not prohibited hereunder) of a Credit Party; or (iv) of a Credit Party of Permitted Indebtedness (or obligations that do not constitute Indebtedness hereunder and are not prohibited hereunder) of a Subsidiary of Parent which is not a Credit Party;

(k)        Indebtedness consisting of Contingent Obligations described in clause (b) of the definition thereof and Indebtedness consisting of indemnity obligations, in each instance, (i) incurred in connection with any Permitted Acquisition, Permitted Transfer, Permitted Investment or Permitted License or otherwise in connection with any in-licensing, collaboration, co-promotion or co-marketing arrangement, and (ii) only if such Indebtedness is due and payable upon the occurrence of an event or the performance of an act (and not solely with the passage of time);

(l)        Indebtedness of any Person that becomes a Subsidiary of Parent (or of any Person not previously a Subsidiary that is merged or consolidated with or into a Subsidiary of Parent in a transaction permitted hereunder) after the Effective Date, provided that all such Indebtedness (x) constitutes at all times Subordinated Debt and (y) was not made in contemplation of or in connection with such Person becoming a Subsidiary of Parent (or merging or consolidating with or into a Subsidiary of Parent) or the Permitted Acquisition of related assets;

(m)       (i) Indebtedness with respect to workers’ compensation claims, payment obligations in connection with health, disability or other types of social security benefits, unemployment or other insurance obligations, reclamation and statutory obligations or (ii) Indebtedness related to employee benefit plans, including annual employee bonuses, accrued wage increases and 401(k) plan matching obligations; in each case, incurred in the ordinary course of business;

(n)      Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations arising in the ordinary course of business;

(o)       Indebtedness in respect of netting services, overdraft protection and other cash management services, in each case in the ordinary course of business;

(p)          Indebtedness consisting of the financing of insurance premiums in the ordinary course of business;

(q)         Indebtedness consisting of guarantees resulting from endorsement of negotiable instruments for collection by any Credit Party in the ordinary course of business;

(r)          unsecured Indebtedness incurred in connection with any items of Permitted Distributions in clause (m) of the definition of “Permitted Distributions”;

(s)          [Reserved];

(t)          to the extent constituting Indebtedness, any non-recourse or similar obligation incurred in connection with any Transfer of Excluded Product Assets (including any royalty or revenue interest financing based on any Excluded Product, provided such financing is non-recourse and not subject to any mandatory call or repurchase option based solely on the royalties or revenue generated thereunder);

(u)          [Reserved]; and

(v)        other Indebtedness, not to exceed $5,000,000 in the aggregate at any time outstanding; provided, however, that with respect to any secured Indebtedness incurred pursuant to this clause (v), such Indebtedness shall not exceed $2,500,000 in the aggregate at any time outstanding;

(w)        subject to the proviso immediately below, extensions, refinancings, renewals, modifications, amendments, restatements and, in the case of any items of Permitted Indebtedness in clause (b) of the definition thereof or Permitted Indebtedness constituting notes governed by an indenture (including Permitted Convertible Indebtedness), exchanges, of any items of Permitted Indebtedness in clauses (a) through (v) above, provided, that in the case of clause (b) above, the principal amount thereof is not increased (other than by any reasonable amount of premium (if any), interest (including post-petition interest), fees, expenses, charges or additional or contingent interest reasonably incurred in connection with the same and the terms thereof); provided, further, that in the case of any Indebtedness permitted under clause (c) above, (x) the maturity thereof is not shortened to before the Term Loan Maturity Date, (y) the amount of such Indebtedness at the time of, and taking into effect, such extension, refinancing, renewal, modification, amendment, restatement or exchange, together with all other Permitted Convertible Indebtedness then-outstanding, does not exceed the PCI Cap, and (z) there is no change to or addition of any direct or indirect obligor with respect thereto unless such new obligor thereto is or shall become a Guarantor hereunder.

Notwithstanding the foregoing, “Permitted Indebtedness” shall not include any Hedging Agreements (or the obligations thereunder) other than Permitted Hedging Agreements, and Permitted Hedging Agreements (and the obligations thereunder) shall constitute “Permitted Indebtedness.”

“Permitted Investments” means:

(a)        Investments (including Investments in Subsidiaries) existing on the Effective Date and shown on Schedule 12.3 of the Disclosure Letter, including any extensions, renewals or reinvestments thereof;

(b)          Investments consisting of cash and Cash Equivalents;

(c)          Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

(d)          subject to Section 5.5, Investments consisting of deposit accounts or securities accounts;

(e)          Investments in connection with Permitted Transfers;

(f)          Investments consisting of (i) travel advances and employee relocation loans and other employee advances in the ordinary course of business, and (ii) loans to employees, officers or directors relating to the purchase of equity securities of Borrower pursuant to employee stock purchase plans or agreements approved by Borrower’s Board of Directors;

(g)         Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

(h)        Investments consisting of accounts receivable of, or prepaid royalties and other credit extensions or advances, to customers and suppliers who are not Affiliates, in the ordinary course of business; provided that this clause (h) shall not apply to Investments of any Credit Party in any of its Subsidiaries;

(i)          joint ventures or strategic alliances consisting of the licensing or development of technology or the providing of technical support;

(j)          Investments (i) required in connection with a Permitted Acquisition (including the formation of any Subsidiary for the purpose of effectuating such Permitted Acquisition, the capitalization of such Subsidiary whether by capital contribution or intercompany loans to the extent otherwise permitted by the terms of this Agreement, related Investments in Subsidiaries necessary to consummate such Permitted Acquisition and the receipt of any non-cash consideration in such Permitted Acquisition) and (ii) consisting of earnest money or escrow deposits required in connection with a Permitted Acquisition or other acquisition of properties or assets not otherwise prohibited hereunder;

(k)          Investments constituting the formation of any Subsidiary for the purpose of consummating a merger or acquisition transaction permitted by Section 6.3(a)(i) through (iv) hereof, which such transaction is otherwise a Permitted Investment;

(l)         Investments of any Person that (i) becomes a Subsidiary of Parent (or of any Person not previously a Subsidiary of Parent that is merged or consolidated with or into a Subsidiary of Parent in a transaction permitted hereunder) after the Effective Date, or (ii) are assumed after the Effective Date by Parent or any Subsidiary of Parent in connection with an acquisition of assets from such Person by Parent or such Subsidiary, in either case, in a Permitted Acquisition; provided, that in each case, any such Investment (w) does not constitute Indebtedness, (x) exists at the time such Person becomes a Subsidiary of Parent (or is merged or consolidated with or into a Subsidiary of Parent) or such assets are acquired, (y) was not made in contemplation of or in connection with such Person becoming a Subsidiary of Parent (or merging or consolidating with or into a Subsidiary of Parent) or such acquisition of assets, and (z) could not reasonably be expected to result in a Default or an Event of Default;

(m)        Investments arising as a result of the licensing of Intellectual Property in the ordinary course of business and not prohibited under this Agreement;

(n)       to the extent constituting an Investment, any Permitted Equity Derivative, including the payment of premiums in connection therewith;

(o)          Investments by: (i) any Credit Party in any other Credit Party; (ii) any Subsidiary of Parent which is not a Credit Party in another Subsidiary of Parent which is not a Credit Party; (iii) any Subsidiary of Parent which is not a Credit Party in any Credit Party; and (iv) any Credit Party in a Subsidiary of Parent which is not a Credit Party, not to exceed $10,000,000 in the aggregate outstanding at any time;

(p)        Repurchases of capital stock of Parent or any of its Subsidiaries deemed to occur upon the exercise of options, warrants or other rights to acquire capital stock of Parent or such Subsidiary solely to the extent that shares of such capital stock represent a portion of the exercise price of such options, warrants or such rights;

(q)          Investments consisting of non-cash consideration received for any Permitted Transfer;

(r)        Investments consisting of acquisitions from third parties of assets in the ordinary course of business, including inventory, raw materials, vehicles, equipment, office supplies, software and other similar assets;

(s)         Investments in minority interests in the Equity Interests of third parties after the Effective Date, not to exceed $20,000,000 in the aggregate at any time; provided, however, that (i) such Person whose Equity Interests are being acquired, are useful in or engaged in, as applicable, (x) the same, similar or a related line of business as that then-conducted by Parent or any of its Subsidiaries, (y) a line of business that is related or ancillary to or in furtherance of a line of business as that then-conducted by Parent or any of its Subsidiaries, or (z) the pharmaceutical or therapeutic businesses; and (ii) such Equity Interests do not constitute Excluded Equity Interests.

(t)          to the extent constituting an Investment, any Permitted License; and

(u)         other Investments, not to exceed $5,000,000 in the aggregate;

(v)         provided, however, that, none of the foregoing Investments shall be a “Permitted Investment” if any Indebtedness or Liens assumed in connection with such Investment are not otherwise permitted under Section 6.4 or 6.5, respectively.

Notwithstanding the foregoing, “Permitted Investments” shall not include any Hedging Agreements (or the obligations thereunder) other than Permitted Hedging Agreements, and Permitted Hedging Agreements (and the obligations thereunder) shall constitute “Permitted Investments” to the extent such agreement (or obligations thereunder) constitutes an Investment.

“Permitted Licenses” means: (a) a non-exclusive or an exclusive license as to (or covenant not to sue with respect to) geography within the Territory other than any of the United States or the Major European Countries to Intellectual Property or a non-exclusive or an exclusive grant of rights for development, manufacture, production, commercialization, marketing, co-promotion, distribution, sale or similar commercial rights with respect to Product as to geography within the Territory other than any of the United States or the Major European Countries; (b) a non-exclusive license as to geography within the Territory to Intellectual Property or a non-exclusive grant of rights for development, manufacture, production, commercialization, marketing, co-promotion, distribution, sale or similar commercial rights with respect to Product as to geography within the Territory, in each case in the ordinary course of business, provided that, as a result of any such license or grant, (i) one hundred percent (100%) of the Net Sales of Product as to geography in any of the United States or the Major European Countries must be reported in the financial statements of Parent and its Subsidiaries and (ii) Parent or its Subsidiaries must retain (x) the right to control pricing authorization, if any, and (y) decision-making of pricing of Product, in each case, within any of the United States or the Major European Countries; (c) a non-exclusive or an exclusive grant of manufacturing licenses as to geography within the Territory to third parties, in each case in the ordinary course of business; (d) a non-exclusive or an exclusive license as to (or covenant not to sue with respect to) Intellectual Property that is either exclusively related to Excluded Product or otherwise unrelated in any way to Product, or a non-exclusive or an exclusive grant of rights for development, manufacture, production, commercialization, marketing, co-promotion, distribution, sale or similar commercial rights that are either exclusively related to Excluded Product or otherwise unrelated in any way to Product; and (e) intercompany licenses or other similar arrangements among Credit Parties.  For the avoidance of doubt, contract sales force agreements with third party companies for purposes of co-promotion shall be a “Permitted License” hereunder.  Notwithstanding the foregoing or any other provision of this Agreement, no Excluded License entered into after the Tranche A Closing Date shall be a “Permitted License” hereunder without the prior written consent of the Collateral Agent or the Required Lenders.

“Permitted Liens” means:

(a)       Liens in favor and for the benefit of any Lender and the other Secured Parties securing the Obligations pursuant to any Loan Document;

(b)         Liens existing on the Effective Date and set forth on Schedule 12.4 of the Disclosure Letter;

(c)         Liens for Taxes, assessments or governmental charges which (i) are not yet due and payable or (ii) if due and payable, are being contested in good faith and by appropriate proceedings; provided that, in each case, adequate reserves therefor have been set aside on the books of the applicable Person and maintained in conformity with Applicable Accounting Standards;

(d)        (i) Pledges or deposits made in the ordinary course of business (other than Liens imposed by ERISA) in connection with workers’ compensation, payroll taxes, employment insurance, unemployment insurance, old-age pensions, or other similar social security legislation, (ii) pledges or deposits made in the ordinary course of business securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to Parent or any of its Subsidiaries, (iii) subject to Section 6.2(b), statutory or common law Liens of landlords, (iv) Liens otherwise arising by operation of law in favor of the owner or sublessor of leased premises and confined to the property rented, (v) Liens that are restrictions on transfer of securities imposed by applicable securities laws, (vi)  Liens resulting from a filing by a lessor as a precautionary filing for a true lease, and (vii) pledges or deposits to secure performance of tenders, bids, leases, statutory or regulatory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of like nature, in each case other than for borrowed money and entered into in the ordinary course of business;

(e)         Liens arising from attachments or judgments, orders, or decrees in circumstances not constituting an Event of Default under either Section 7.4 or 7.7;

(f)         Liens (including the right of set-off) in favor of banks or other financial institutions incurred on deposits made in accounts held at such institutions in the ordinary course of business; provided that such Liens (i) are not given in connection with the incurrence of any Indebtedness, (ii) relate solely to obligations owed to such financial institutions in the ordinary course of business in connection with the establishment or maintenance of such accounts and (iii) are within the general parameters customary in the banking industry;

(g)        Liens that are contractual rights of set-off (i) relating to pooled deposit or sweep accounts of Parent or any of its Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business or (ii) relating to purchase orders and other agreements entered into with customers of Parent or any of its Subsidiaries in the ordinary course of business, including vendors’ liens to secure payment arising under Article 2 of the Code or similar provisions of Requirements of Law in the ordinary course of business, covering only the goods sold and securing only the unpaid purchase price for such goods and related expenses;

(h)      Liens solely on any cash earnest money deposits made by Parent or any of its Subsidiaries in connection with any Permitted Acquisition, Permitted Investment or other acquisition of assets or properties not otherwise prohibited under this Agreement;

(i)          Liens existing on assets or properties at the time of its acquisition or existing on the assets or properties of any Person at the time such Person becomes a Subsidiary of Parent, in each case after the Effective Date; provided that (i) neither such Lien was created nor the Indebtedness secured thereby was incurred in contemplation of such acquisition or such Person becoming a Subsidiary of Parent, (ii) such Lien does not extend to or cover any other assets or properties (other than the proceeds or products thereof and other than after-acquired assets or properties subject to a Lien securing Indebtedness and other obligations incurred prior to such time and which Indebtedness and other obligations are permitted hereunder that requires, pursuant to its terms and conditions in effect at such time, a pledge of after-acquired assets or properties, it being understood that such requirement shall not be permitted to apply to any assets or properties to which such requirement would not have applied but for such acquisition), (iii) the Indebtedness and other obligations secured thereby (if any) is permitted under Section 6.4 hereof and (iv) such Liens are of the type otherwise permitted under Section 6.5 hereof;

(j)        Liens securing Indebtedness permitted under clause (d) of the definition of “Permitted Indebtedness” (including any extensions, refinancings, modifications, amendments or restatements of such Indebtedness permitted under clause (t) of the definition of “Permitted Indebtedness”); provided, that such Lien does not extend to or cover any assets or properties other than those that are (i) subject to such Capital Lease Obligations or (ii) acquired with or otherwise financed or refinanced by such Indebtedness;

(k)        servitudes, easements, rights-of-way, restrictions and other similar encumbrances on real property imposed by Requirements of Law and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor defects or other irregularities in title which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of any Credit Party or any Subsidiary of any Credit Party;

(l)         to the extent constituting a Lien, escrow arrangements securing indemnification obligations associated with any Permitted Acquisition or Permitted Investment;

(m)       (i) leases or subleases of real property granted in the ordinary course of business (including, if referring to a Person other than a Credit Party or a Subsidiary, in the ordinary course of such Person’s business), (ii) licenses, sublicenses, leases or subleases of personal property (other than Intellectual Property) granted to third parties in the ordinary course of business, in each case which do not interfere in any material respect with the operations of the business of any Credit Party or any of its Subsidiaries and do not prohibit granting the Collateral Agent a security interest therein for the benefit of the Lenders and other Secured Parties, (iii) Permitted Licenses, and (iv) retained interests of lessors or licensors or similar parties under any in-licenses permitted hereunder;

(n)         Liens on cash or other current assets pledged to secure (i) Indebtedness in respect of corporate credit cards, purchasing cards or bank card products, provided, that any such Indebtedness shall not exceed $1,000,000 in the aggregate at any time outstanding, or (ii) Indebtedness in the form of letters of credit or bank guarantees entered into in the ordinary course of business, provided, that any such Indebtedness is secured solely by cash or Cash Equivalents;

(o)        Liens on any properties or assets of Parent or any of its Subsidiaries which do not constitute Collateral under the Loan Documents, other than (i) any Company IP that does not constitute Collateral under the Loan Documents but is related to any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory and (ii) Equity Interests of any Subsidiary;

(p)        Liens on any properties or assets of Parent or any of its Subsidiaries imposed by law or regulation which were incurred in the ordinary course of business, including landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, contractors’, suppliers of materials’, architects’ and repairmen’s Liens, and other similar Liens arising in the ordinary course of business; provided that such Liens (i) do not materially detract from the value of such properties or assets subject thereto or materially impair the use of such properties or assets subject thereto in the operations of the business of Parent or such Subsidiary or (ii) are being contested in good faith by appropriate proceedings which conclusively operate to stay the sale or forfeiture of any portion of such properties or assets subject thereto, and for which adequate reserves have been set aside on the books of the applicable Person and maintained in conformity with Applicable Accounting Standards, if required;

(q)        Liens in favor of customs and revenue authorities arising as a Requirement of Law which were incurred in the ordinary course of business, to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(r)         Liens on any goods sold to Parent or any of its Subsidiaries in the ordinary course of business in favor of the seller thereof, but only to the extent securing the unpaid purchase price for such goods and any related expenses;

(s)          Liens on insurance policies and the proceeds thereof; provided, that such Liens are not given in connection with the incurrence of any Indebtedness, secure only the financing of the insurance premiums with respect thereto, and are within the general parameters customary in the insurance industry;

(t)         Liens on any Excluded Product Asset (including any lien on or backup security interest in Excluded Product Assets in connection with royalty or revenue interest financing of any Excluded Product); provided, that such Liens are subject to a subordination, intercreditor or other similar agreement that is in form and substance reasonably satisfactory to the Collateral Agent; and

(u)        additional Liens on assets or properties so long as neither (i) the aggregate principal amount of the Indebtedness and other obligations secured thereby nor (ii) the aggregate fair market value of the assets or properties subject thereto (as reasonably determined in good faith by a Responsible Officer of Parent as of the date such Lien is incurred) exceeds $2,500,000 at any time outstanding;

(v)         subject to the provisos immediately below, the modification, replacement, extension or renewal of the Liens described in clauses (a) through (u) above; provided, however, that any such modification, replacement, extension or renewal must (i) be limited to the assets or properties encumbered by the existing Lien (and any additions, accessions, parts, improvements and attachments thereto and the proceeds thereof) and (ii) not increase the principal amount of any Indebtedness secured by the existing Lien (other than by any reasonable premium or other reasonable amount paid and fees and expenses reasonably incurred in connection therewith); provided, further, that to the extent any of the Liens described in clauses (a) through (u) above secure Indebtedness of a Credit Party, such Liens, and any such modification, replacement, extension or renewal thereof, shall constitute Permitted Liens if and only to the extent that such Indebtedness is permitted under Section 6.4 hereof.

“Permitted Negative Pledges” means:

(a)         prohibitions or limitations with regard to specific properties or assets encumbered by Permitted Liens, if and only to the extent each such prohibition or limitation applies only to such properties or assets;

(b)          prohibitions or limitations set forth in any lease, license or other similar agreement entered into in the ordinary course of business;

(c)          prohibitions or limitations relating to Permitted Indebtedness, in the case of each relevant agreement, document or instrument if and only to the extent such prohibitions or limitations, taken as a whole, are not materially more restrictive than the prohibitions and limitations set forth in this Agreement and the other Loan Documents, taken as a whole (as reasonably determined by a Responsible Officer of Borrower in good faith);

(d)         customary provisions restricting assignments, subletting, sublicensing or other transfer of properties or assets subject thereto set forth in leases, subleases, licenses (including Permitted Licenses) and other similar agreements that are not otherwise prohibited under this Agreement or any other Loan Document, if and only to the extent each such restriction applies only to the properties or assets subject to such leases, subleases, licenses or agreements, and customary provisions restricting assignment, pledges or transfer of any agreement entered into in the ordinary course of business;

(e)          prohibitions or limitations imposed by Requirements of Law;

(f)          prohibitions or limitations that exist as of the Effective Date under Indebtedness existing on the Effective Date;

(g)          customary prohibitions or limitations arising in connection with any Permitted Transfer or contained in any agreement relating to any Permitted Transfer;

(h)       customary provisions in shareholders’ agreements, joint venture agreements, Operating Documents or similar binding agreements relating to, or any agreement evidencing Indebtedness of, any joint venture entity or non-Wholly-Owned Subsidiary and applicable solely to such joint venture entity or non-Wholly-Owned Subsidiary and the Equity Interests issued thereby;

(i)          customary net worth provisions set forth in real property leases entered into by Subsidiaries of Borrower, so long as such net worth provisions could not reasonably be expected to impair the ability of Borrower or its Subsidiaries to meet their ongoing obligations (as reasonably determined by a Responsible Officer of Borrower in good faith);

(j)          customary net worth provisions set forth in customer agreements entered into in the ordinary course of business that are not otherwise prohibited under this Agreement or any other Loan Document, so long as such net worth provisions could not reasonably be expected to impair the ability of Borrower or its Subsidiaries to meet their ongoing obligations (as reasonably determined by a Responsible Officer of Borrower in good faith);

(k)       restrictions on cash or other deposits (including escrowed funds) imposed by agreements entered into in the ordinary course of business that are not otherwise prohibited under this Agreement or any other Loan Document;

(l)          prohibitions or limitations set forth in any agreement in effect at the time any Person becomes a Subsidiary (but not any amendment, modification, restatement, renewal, extension, supplement or replacement expanding the scope of any such restriction or condition); provided that such agreement was not entered into in contemplation of such Person becoming a Subsidiary and each such prohibition or limitation does not apply to Borrower or any other Subsidiary (other than such Person and any other Person that is a Subsidiary of such first Person at the time such first Person becomes a Subsidiary);

(m)        prohibitions or limitations imposed by any Loan Document;

(n)       customary provisions set forth in joint venture agreements or agreements governing minority investments that are not otherwise prohibited under this Agreement or any other Loan Document, if and only to the extent each such prohibition or limitation applies only to the joint venture entity or minority investment that is the subject of such agreement;

(o)          limitations imposed with respect to any license acquired in a Permitted Acquisition;

(p)        customary provisions restricting assignments or other transfer of properties or assets subject thereto set forth in any agreement entered into in the ordinary course of business, if and only to the extent each such restriction applies only to such properties or assets;

(q)         prohibitions or limitations imposed by any agreement evidencing any Permitted Indebtedness of the type described in any of clause (d) of the definition of “Permitted Indebtedness”; and

(r)      prohibitions or limitations imposed by any amendments, modifications, restatements, renewals, extensions, supplements or replacements of any of the agreements referred to in clauses (a) through (q) above, except to the extent that any such amendment, modification, restatement, renewal, extension, supplement or replacement expands the scope of any such prohibition or limitation.

“Permitted Subsidiary Distribution Restrictions” means, in each case notwithstanding Section 6.8:

(a)         prohibitions or limitations with regard to specific properties or assets encumbered by Permitted Liens, if and only to the extent each such prohibition or limitation applies only to such properties or assets;

(b)          prohibitions or limitations set forth in any lease, license or other similar agreement entered into in the ordinary course of business;

(c)          prohibitions or limitations relating to Permitted Indebtedness, in the case of each relevant agreement, document or instrument if and only to the extent such prohibitions or limitations, taken as a whole, are not materially more restrictive than the prohibitions and limitations set forth in this Agreement and the other Loan Documents, taken as a whole (as reasonably determined by a Responsible Officer of Borrower in good faith);

(d)          customary provisions restricting assignments, subletting, sublicensing or other transfer of properties or assets subject thereto set forth in leases, subleases, licenses (including Permitted Licenses) and other similar agreements that are not otherwise prohibited under this Agreement or any other Loan Document, if and only to the extent each such restriction applies only to the properties or assets subject to such leases, subleases, licenses or agreements, and customary provisions restricting assignment, pledges or transfer of any agreement entered into in the ordinary course of business;

(e)         prohibitions or limitations on the transfer or assignment of any properties, assets or Equity Interests set forth in any agreement entered into in the ordinary course of business that is not otherwise prohibited under this Agreement or any other Loan Document, if and only to the extent each such prohibition or limitation applies only to such properties, assets or Equity Interests;

(f)          prohibitions or limitations imposed by Requirements of Law;

(g)          prohibitions or limitations that exist as of the Effective Date under Indebtedness existing on the Effective Date;

(h)         customary prohibitions or limitations arising in connection with any Permitted Transfer or contained in any agreement relating to any Permitted Transfer;

(i)        customary provisions in shareholders’ agreements, joint venture agreements, Operating Documents or similar binding agreements relating to, or any agreement evidencing Indebtedness of, any joint venture entity or non-Wholly-Owned Subsidiary and applicable solely to such joint venture entity or non-Wholly-Owned Subsidiary and the Equity Interests issued thereby;

(j)         customary net worth provisions set forth in real property leases entered into by Subsidiaries of Borrower, so long as such net worth provisions could not reasonably be expected to impair the ability of Borrower or its Subsidiaries to meet their ongoing obligations (as reasonably determined by a Responsible Officer of Borrower in good faith);

(k)         customary net worth provisions set forth in customer agreements entered into in the ordinary course of business that are not otherwise prohibited under this Agreement or any other Loan Document, so long as such net worth provisions could not reasonably be expected to impair the ability of Borrower or its Subsidiaries to meet their ongoing obligations (as reasonably determined by a Responsible Officer of Borrower in good faith);

(l)        restrictions on cash or other deposits (including escrowed funds) imposed by agreements entered into in the ordinary course of business that are not otherwise prohibited under this Agreement or any other Loan Document;

(m)          prohibitions or limitations set forth in any agreement in effect at the time any Person becomes a Subsidiary (but not any amendment, modification, restatement, renewal, extension, supplement or replacement expanding the scope of any such restriction or condition); provided that such agreement was not entered into in contemplation of such Person becoming a Subsidiary and each such prohibition or limitation does not apply to Borrower or any other Subsidiary (other than such Person and any other Person that is a Subsidiary of such first Person at the time such first Person becomes a Subsidiary);

(n)          prohibitions or limitations imposed by any Loan Document;

(o)        customary provisions set forth in joint venture agreements or agreements governing minority investments that are not otherwise prohibited under this Agreement or any other Loan Document, if and only to the extent each such prohibition or limitation applies only to the joint venture entity or minority investment that is the subject of such agreement;

(p)        customary provisions restricting assignments or other transfer of properties or assets subject thereto set forth in any agreement entered into in the ordinary course of business, if and only to the extent each such restriction applies only to the properties or assets subject to such agreement;

(q)         prohibitions or limitations imposed by any agreement evidencing any Permitted Indebtedness of the type described in any of clause (d) of the definition of “Permitted Indebtedness”; and

(r)      prohibitions or limitations imposed by any amendments, modifications, restatements, renewals, extensions, supplements or replacements of any of the agreements referred to in clauses (a) through (q) above, except to the extent that any such amendment, modification, restatement, renewal, extension, supplement or replacement expands the scope of any such prohibition or limitation.

“Permitted Transaction(s)” is defined in Section 2.2(c)(iii).

“Permitted Transfers” means:

(a)          Transfers of any properties or assets which do not constitute Collateral under the Loan Documents, other than any Company IP that does not constitute Collateral under the Loan Documents but is related to any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory;

(b)          Transfers of any Excluded Product Asset;

(c)          Transfers existing on the Effective Date and shown on Schedule 12.5 of the Disclosure Letter;

(d)          Transfers of Inventory in the ordinary course of business;

(e)          Transfers of surplus, damaged, worn out or obsolete equipment or immaterial property or asset that is, in the reasonable judgment of Borrower exercised in good faith, no longer economically practicable to maintain or useful in the ordinary course of business, and Transfers of other properties or assets in lieu of any pending or threatened institution of any proceedings for the condemnation or seizure of such properties or assets or for the exercise of any right of eminent domain;

(f)          Transfers made in connection with Permitted Liens, Permitted Acquisitions or Permitted Investments;

(g)       Transfers of cash and Cash Equivalents made in connection with Permitted Distributions or otherwise in the ordinary course of business for equivalent value and in a manner that is not prohibited under this Agreement or the other Loan Documents;

(h)          Transfers (i) between or among Credit Parties, provided that, with respect to any properties or assets constituting Collateral under the Loan Documents, following completion of the Perfection Requirements, any and all steps as may be required to be taken in order to create and maintain a first priority security interest in and Lien (subject to Permitted Liens, the limitations expressly set forth herein and the limitations expressly set forth in the other Loan Documents) upon such properties and assets in favor of the Collateral Agent for the benefit of Lenders and the other Secured Parties are taken promptly, and in no event later than the applicable timeline in Section 5.12 or Section 5.13, as applicable, following the completion of any such Transfer, and (ii) between or among non-Credit Parties;

(i)          (i) the sale or issuance of Equity Interests of any Subsidiary of Parent to any Credit Party or Subsidiary, provided, that any such sale or issuance by a Credit Party shall be to another Credit Party and (ii) the sale, transfer, issuance or other disposition of a de minimis number of shares of the Equity Interests of any Subsidiary of Parent in order to qualify members of the governing body of such Subsidiary if required by Requirements of Law;

(j)          the discount without recourse or sale or other disposition of unpaid and overdue accounts receivable arising in the ordinary course of business in connection with the compromise, collection or settlement thereof and not part of a financing transaction;

(k)          any abandonment, disclaimer, forfeiture, dedication to the public, cancellation, non-renewal or discontinuance of use or maintenance of any Company IP that is (i) not material to the research, development, manufacture, production, use (by any Credit Party or its Subsidiaries), commercialization, marketing, importing, storage, transport, packaging, labelling, promotion, advertising, offer for sale, distribution or sale of Product in the Territory, or (ii) as reasonably determined by Responsible Officers of the Credit Parties in good faith, no longer used or useful in any material respect in the ordinary course of business of any Product line of Parent and its Subsidiaries;

(l)          Transfers of any properties or assets by Parent or any of its Subsidiaries pursuant to any Permitted License;

(m)         any unwind, settlement or termination of any Permitted Equity Derivative;

(n)         intercompany licenses or grants of rights of distribution, co-promotion or similar commercial rights (i) between or among the Credit Parties, or (ii) between or among the Credit Parties and Subsidiaries that are not Credit Parties entered into prior to the Effective Date, and, in each case, renewals, replacements and extensions thereof (including additional licenses or grants in relation to new territories) on comparable terms in the ordinary course of business;

(o)          licenses, sublicenses, leases or subleases, in each case other than relating to any Company IP, granted to third parties in the ordinary course of business and not material to the research, development, manufacture, production, use (by any Credit Party or its Subsidiaries), commercialization, marketing, importing, storage, transport, packaging, labelling, promotion, advertising, offer for sale, distribution or sale of Product in the Territory;

(p)          [Reserved];

(q)        any involuntary disposition or any sale, lease, license or other disposition of property (other than, for the avoidance of doubt, any Company IP) in settlement of, or to make payment in satisfaction of, any property or casualty insurance;

(r)          sales, leases, licenses, transfers or other dispositions of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such sale, lease, license, transfer or other disposition are promptly applied to the purchase price of similar replacement property;

(s)          other Transfers made in the ordinary course of business on commercially reasonable arm’s length terms; and

(t)        other Transfers of properties or assets, so long as the fair market value thereof (as reasonably determined in good faith by a Responsible Officer of the Credit Parties) does not exceed, individually or together with any other such Transfers, $5,000,000 in any calendar year.

For the avoidance of doubt, Permitted Transfers shall apply to any Collateral or other assets that are subject to floating security created under the Irish Security Documents.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, exempted company, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“PHSA” is defined in Section 4.19(b).

“PIPEDA” means the Canada Personal Information Protection and Electronic Documents Act, including any applicable Canadian provincial privacy, security, or breach notification laws.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the IRC or Section 302 of ERISA which is maintained or contributed to by Borrower or its Subsidiaries or their respective ERISA Affiliates or with respect to which Borrower or its Subsidiaries have any liability (including under Section 4069 of ERISA).

“Prepayment Premium” means the Tranche A Prepayment Premium or the Tranche B Prepayment Premium (as applicable) or the combination thereof, as the context dictates.

“Product” means, collectively, (a) the pharmaceutical product known as KIMMTRAK® (tebentafusp-tebn) (and foreign-named equivalents) and any successors thereto, and (b) any pharmaceutical product that contains any of the foregoing, including an active ingredient thereof, in any dosage form, dosing regimen, strength or route of administration.

“Refinancing Convertible Debt” is defined in Section 2.2(c)(iii).

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“Registered Organization” means any “registered organization” as defined in the Code with such additions to such term as may hereafter be made.

“Regulatory Agency” means a U.S., supranational, or foreign Governmental Authority with responsibility for the approval or licensure of the marketing and sale of pharmaceuticals or other regulation of pharmaceuticals, or otherwise having authority to regulate Product, including the FDA, the European Commission and the competent authorities of the EU Member States and Health Canada.

“Regulatory Approvals or Licensures” means all U.S. and foreign approvals, licensures (including Orphan Drug exclusivity approval under 21 C.F.R. § 316.34 but not any Orphan Drug exclusivity foreign equivalents), designations (including Orphan Drug designation under 21 C.F.R. § 316.24 but not any Orphan Drug exclusivity foreign equivalents), product or establishment licenses, registrations or authorizations of any Regulatory Agency necessary for the manufacture, use, import, export, storage, transport, offer for sale, or distribution or sale of Product.

“Regulatory Submission Material” means all nonpublic regulatory filings, submissions, approvals, licensures, and authorizations related to any research, development, manufacture, production, use, commercialization, post-approval or post-licensure monitoring and reporting, marketing, importing, storage, transport, offer for sale, distribution or sale of Product in the Territory, including all data and information provided in, and used to develop, any of the foregoing.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.

“Relevant Taxing Jurisdiction” is defined in Section 2.6(a).

“Requesting Party” is defined in Section 2.6(i).

“Required Lenders” means, (a) prior to the Tranche A Closing Date, Lenders obligated with respect to greater than fifty percent (50%) of the Term Loan Commitments and (b), as of any date of determination thereafter, Lenders representing greater than fifty percent (50%) of the principal amount of the Term Loans outstanding as of such date.

“Requirements of Law” means, as to any Person, the organizational or governing documents of such Person, and any law (statutory or common), treaty, order, policy, rule or regulation or determination of an arbitrator or a court or other Governmental Authority (including Health Care Laws, Data Protection Laws, DEA Laws, FDA Laws, EU Laws, UK Laws, Environmental Laws and all applicable statutes, rules, regulations, standards, guidelines, policies and orders administered or issued by any foreign Governmental Authority) in each case, applicable to and binding upon such Person or any of its assets or properties or to which such Person or any of its assets or properties are subject, including, with respect to Parent, the rules or requirements of any applicable U.S. national securities exchange applicable to Parent or any of its Equity Interests.

“Responsible Officers” means, with respect to any Credit Party, collectively, each of the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Medical Officer, Head of Research and Development, and Head of Regulatory Affairs (and, in the case of a UK Credit Party or an Irish Credit Party, its directors) of such Credit Party or, in each case, if none, of Parent.

“Responsible Party” is defined in Section 2.6(f).

“Restricted License” means any material license or other material agreement of the kind or nature subject or purported to be subject from time to time to a Lien under any Collateral Document, with respect to which a Credit Party is the licensee and pursuant to which such Credit Party controls the Company IP, (a) that prohibits or otherwise restricts such Credit Party from granting a security interest in such Credit Party’s interest in such license or agreement (other than customary anti-assignment provisions) in a manner enforceable under Requirements of Law, or (b) for which a breach of or default under could reasonably be expected to interfere with the Collateral Agent’s or any Lender’s right to sell any Collateral (other than such license or agreement itself and any rights thereunder).  For the avoidance of doubt, software, open source code, application programming interfaces or trademarks, copyrights or patents of others that are commercially available to the public under the shrinkwrap licenses, clickwrap licenses, online terms of service or other terms of use or similar agreements and intellectual property rights of customers used by Borrower in the course of providing service to third parties in the ordinary course of business shall not constitute a Restricted License.

“Restricted Payments” is defined in Section 6.8(a).

“Sanctioned Country” is means, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (currently, those portions of the Donetsk People’s Republic and the Luhansk People’s Republic regions (and such other regions) of Ukraine over which any Sanctions authority imposes comprehensive Sanctions, Crimea, Cuba, Iran, Syria and North Korea).

“Sanctions” is defined in Section 4.18(c).

“SEC” shall mean the Securities and Exchange Commission and any analogous Governmental Authority.

“Secretary’s Certificate” means, with respect to any Person, a certificate of such Person executed by its Secretary, authorized signatory or director certifying the various matters set forth therein.

“Section 5 of the FTC Act” means the Section 5(a) of the U.S. Federal Trade Commission Act (15 U.S.C. § 45) which prohibits unfair and deceptive acts or practices in or affecting commerce, and serves as a primary basis for Federal Trade Commission authority on privacy and security.

“Secured Parties” means each Lender, each other Indemnified Person and each other holder of any Obligation of a Credit Party.

“Securities Account” means any “securities account” as defined in the Code with such additions to such term as may hereafter be made.

“Security Agreement” means the Guaranty and Security Agreement, dated as of the Tranche A Closing Date, by and among the Credit Parties and the Collateral Agent, in form and substance substantially similar to Exhibit C attached hereto or in such form or substance as the Credit Parties and the Collateral Agent may otherwise agree.

“Sensitive Information” means, collectively, any information that is (i) subject to Data Protection Laws, (ii) any information in which any Credit Party or any of its Subsidiaries has IP Ancillary Rights or any other Intellectual Property rights (including Company IP), (iii) Regulatory Submission Materials and (iv) any confidential information received from or on behalf of a third party that any Credit Party or any of its Subsidiaries is contractually bound to protect.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Software” means “Software”, as such term is defined in the Security Agreement.

“Solvent” means,

(a)          with respect to any Person that is not incorporated in England and Wales, as of any date of determination, that, as of such date, (i) the value of the consolidated assets (including goodwill minus disposition costs) of such Person (both at fair value and present fair saleable value), is greater than the total amount of consolidated liabilities (including contingent and unliquidated liabilities) of such Person, (ii) such Person is able to generally pay all liabilities (including trade debt) of such Person as such liabilities become absolute and mature in the ordinary course of business (or in respect of an Irish Credit Party, is not unable to pay its debts within the meaning of Section 509(3) and Section 570 of the Irish Companies Act) and (iii) such Person does not have unreasonably small capital after giving due consideration to the prevailing practice in the industry in which it is engaged or will be engaged; and

(b)          with respect to any Person that is incorporated in England and Wales, as of any date of determination, that, as of such date, such Person (i) is not unable and does not admit its inability to pay its debts as they fall due, (ii) it is not deemed to, or is not declared to, be unable to pay its debts under Requirements of Law, (iii) it has not suspended or threatened to suspend making payments on any of its debts, (iv) by reason of actual or anticipated financial difficulties, it has not commenced formal negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness, or (v) the value of the properties and assets of such Person is less than its liabilities (taking into account contingent and prospective liabilities, but excluding any intercompany obligations (in each case, if and only to the extent permitted under the terms of this Agreement) that have not become due and payable).

In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“SSA” means the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code.

“Stock Acquisition” means the purchase or other acquisition by Parent or any of its Subsidiaries of any of the Equity Interests (by merger, stock purchase or otherwise) in any other Person.

“Subordinated Debt” means any Indebtedness in the form of or otherwise constituting term debt incurred by any Credit Party or any Subsidiary thereof (including any Indebtedness incurred in connection with any Acquisition or other Investment) that:  (a) is subordinated in right of payment to the Obligations at all times until all of the Obligations have been paid, performed or discharged in full and Borrower has no further right to obtain any Term Loans hereunder pursuant to a subordination, intercreditor or other similar agreement that is in form and substance reasonably satisfactory to the Collateral Agent (which agreement shall include turnover provisions that are reasonably satisfactory to the Collateral Agent); (b) except as permitted by clause (d) below, is not subject to scheduled amortization, redemption (mandatory), sinking fund or similar payment and does not have a final maturity, in each case, before a date that is at least one hundred and twenty (120) days following the Term Loan Maturity Date; (c) does not include covenants (including financial covenants) and agreements (excluding agreements with respect to maturity, amortization, pricing and other economic terms) that, taken as a whole, are more restrictive or onerous on the Credit Parties in any material respect than the comparable covenants and agreements, taken as a whole, in the Loan Documents (as reasonably determined by a Responsible Officer of Borrower in good faith); (d) is not subject to repayment or prepayment, including pursuant to a put option exercisable by the holder of any such Indebtedness, prior to a date that is at least one hundred and twenty (120) days following the final maturity thereof except in the case of an event of default or change of control (or, in each case, the equivalent thereof, however described); and (e) does not provide or otherwise include provisions having the effect of providing that a default or event of default (or the equivalent thereof, however described) under or in respect of such Indebtedness shall exist, or such Indebtedness shall otherwise become due prior to its scheduled maturity or the holder or holders thereof or any trustee or agent on its or their behalf shall be permitted (with or without the giving of notice, the lapse of time or both) to cause any such Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, in any such case upon the occurrence of a Default or Event of Default hereunder unless and until the Obligations have been declared, or have otherwise automatically become, immediately due and payable pursuant to Section 8.1(a).  Notwithstanding the foregoing, Permitted Convertible Indebtedness shall not constitute Subordinated Debt hereunder.

“Subsidiary” means, (a) with respect to any Person not incorporated in England and Wales, a corporation, partnership, limited liability company or other entity of which more than fifty percent (50.0%) of whose shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the Board of Directors (or similar body, if applicable) of such corporation, partnership or other entity are at the time owned, directly or indirectly through one or more intermediaries, or both, by such Person (b) with respect to any Person incorporated in England and Wales, any subsidiary incorporated in England and Wales within the meaning of section 1159 of the Companies Act 2006 and (c) with respect to the Irish Guarantor, any subsidiary of the Irish Guarantor within the meaning of Section 7 of the Irish Companies Act.  Unless the context otherwise requires, each reference to a Subsidiary herein shall be a reference to a Subsidiary of a Credit Party.

“Supplying Party” is defined in Section 2.6(i).

“Systems” is defined in Section 4.22(a).

“Tax” means any taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges of a similar nature imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Tax Deduction” means a withholding or deduction for, on account of, Tax imposed in the United Kingdom.

“Term Loan” means each of the Tranche A Loan and the Tranche B Loan, as applicable, and “Term Loans” means, collectively, the Tranche A Loan and the Tranche B Loan (or any combination thereof), as the context dictates.

“Term Loan Commitment” mean each of the Tranche A Loan Commitment or the Tranche B Loan Commitment, as applicable, and “Term Loan Commitments” means, collectively, the Tranche A Loan Commitment and the Tranche B Loan Commitment (or any combination thereof), as the context dictates.

“Term Loan Maturity Date” means the 6th-year anniversary of the Tranche A Closing Date.

“Term Loan Note” means each of the Tranche A Term Loan Note or the Tranche B Term Loan Note, and “Term Loan Notes” means, collectively, the Tranche A Term Loan Notes and the Tranche B Term Loan Notes (or any combination thereof), as the context dictates.

“Term Loan Rate” is defined in Section (a)(i) of the applicable Term Loan Note.

“Term SOFR” means, for any day in any calendar month, the Term SOFR Reference Rate for a tenor of three (3) months to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days’ prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day; provided, further, that if Term SOFR determined as provided above (including pursuant to the proviso above) shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Collateral Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Territory” means anywhere in the world.

“Third Party IP” is defined in Section 4.6(k).

“Trademarks” means (a) all trademarks, trade names, corporate names, company names, business names, fictitious business names, service marks, elements of package or trade dress of goods or services, logos and other source or business identifiers, together with the goodwill associated therewith, including all registrations and recordings thereof, and all applications in connection therewith, in the United States Patent and Trademark Office or in any similar office or agency of the United States or any state thereof or in any similar office or agency anywhere in the world in which foreign counterparts are registered or issued, and (b) all renewals thereof.

“Trading Day” means a day on which exchanges in the United States are open for the buying and selling of securities.

“Tranche A Closing Date” means the date on which the Tranche A Loan is advanced by Lenders, which, subject to the satisfaction of the conditions precedent to the Tranche A Loan set forth in Section 3.1, Section 3.5, Section 3.6 and Section 3.7, shall be ten (10) Business Days following the Effective Date (or such other date agreed by Lenders in their sole discretion).

“Tranche A Commitment” means, with respect to any Lender, the commitment of such Lender to make the Term Loans relating to the Tranche A Loan on the Tranche A Closing Date in the aggregate principal amount set forth opposite such Lender’s name on Exhibit D attached hereto.

“Tranche A Loan” is defined in Section 2.2(a)(i).

“Tranche A Loan Amount” means an original principal amount equal to Fifty Million Dollars ($50,000,000.00).

“Tranche A Makewhole Amount” means, as of any date of prepayment of the Tranche A Loan (or applicable portion thereof) occurring prior to the 2nd-year anniversary of the Tranche A Closing Date, an amount equal to the sum of all interest that would have accrued and been payable from such date of prepayment through the 2nd-year anniversary of the Tranche A Closing Date on the amount of principal prepaid.  For purposes of calculating the Tranche A Makewhole Amount: (a) the date of determination shall be such date of prepayment, using the interest rate as in effect on such date, provided, that, for purposes of any such prepayment pursuant to Section 2.2(c)(ii), the date of determination shall be the date on which the Change of Control is consummated; and (b) the Default Rate shall not apply to any interest that would have accrued and been payable from and after such date.

“Tranche A Term Loan Note” means a promissory note in substantially the form attached hereto as Exhibit B-1, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Tranche A Prepayment Premium” means, with respect to any prepayment of the Tranche A Loan by Borrower pursuant to Section 2.2(c) or as a result of the acceleration of the maturity of the Term Loans pursuant to Section 8.1(a), an amount equal to the product of the amount of any principal so prepaid, multiplied by:

(a)          if such prepayment occurs prior to the 3rd-year anniversary of the Tranche A Closing Date, 0.03; and

(b)        if such prepayment occurs on or after the 3rd-year anniversary of the Tranche A Closing Date but prior to the Term Loan Maturity Date, 0.01.

For the avoidance of doubt, no Tranche A Prepayment Premium shall be due and owing for any payment of principal of the Tranche A Loan made on the Term Loan Maturity Date.

“Tranche B Closing Date” means the date on which the Tranche B Loan is advanced by Lenders, which, as indicated in the Advance Request Form for the Tranche B Loan and subject to the satisfaction of the conditions precedent to the Tranche B Loan set forth in Section 3.2, Section 3.5, Section 3.6 and Section 3.7, shall be sixty (60) days (or such shorter period as may be agreed to by Lenders) following the delivery by Borrower to the Collateral Agent of a completed Advance Request Form for the Tranche B Loan and, in no event, later than June 30, 2024.

“Tranche B Commitment” means, with respect to any Lender, the commitment of such Lender to make the Term Loans relating to the Tranche B Loan on the Tranche B Closing Date (and, for the avoidance of doubt, such Term Loans shall be made no later than June 30, 2024) in the aggregate principal amount set forth opposite such Lender’s name on Exhibit D attached hereto; provided, however, that the parties hereto agree that such commitment, and any obligations of such Lender hereunder with respect thereto, shall terminate automatically without any further action by any party hereto and be of no further force and effect if (x) any prepayment, in whole or in part, of principal amount of any Tranche A Loan is made pursuant to Section 2.2(c) or as a result of the acceleration of the maturity of any Term Loan pursuant to Section 8.1(a) on or before the Tranche B Closing Date or (y) the Tranche B Closing Date does not occur on or before June 30, 2024 (in either of which case, for purposes of this Agreement, such Lender’s Tranche B Commitment equals zero).

“Tranche B Loan” is defined in Section 2.2(a)(ii).

“Tranche B Loan Amount” means an original principal amount of not less than Twenty-Five Million Dollars ($25,000,000.00) and not more than Fifty Million Dollars ($50,000,000.00); provided, that if either of the events described clauses (x) or (y) in the proviso to the definition of Tranche B Commitment occurs, the Tranche B Loan Amount, for purposes of this Agreement, equals zero.

“Tranche B Makewhole Amount” means, as of any date of prepayment of the Tranche B Loan (or applicable portion thereof) occurring prior to the 2nd-year anniversary of the Tranche B Closing Date, an amount equal to the sum of all interest that would have accrued and been payable from such date of prepayment through the 2nd-year anniversary of the Tranche B Closing Date on the amount of principal prepaid.  For purposes of calculating the Tranche B Makewhole Amount: (a) the date of determination shall be such date of prepayment, using the interest rate as in effect on such date, provided, that, for purposes of any such prepayment pursuant to Section 2.2(c)(ii), the date of determination shall be the date on which the Change of Control is consummated; and (b) the Default Rate shall not apply to any interest that would have accrued and been payable from and after such date.

“Tranche B Term Loan Note” means a promissory note in substantially the form attached hereto as Exhibit B-2, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Tranche B Prepayment Premium” means, with respect to any prepayment of the Tranche B Loan by Borrower pursuant to Section 2.2(c) or as a result of the acceleration of the maturity of the Term Loans pursuant to Section 8.1(a), an amount equal to the product of the amount of any principal so prepaid, multiplied by:

(a)          if such prepayment occurs prior to the 3rd-year anniversary of the Tranche B Closing Date, 0.03; and

(b)        if such prepayment occurs on or after the 3rd-year anniversary of the Tranche B Closing Date but prior to the Term Loan Maturity Date, 0.01.

For the avoidance of doubt, no Tranche B Prepayment Premium shall be due and owing for any payment of principal of the Tranche B Loan made on the Term Loan Maturity Date.

“Transaction Security” means the Liens or security created or expressed to be created in favor of the Collateral Agent pursuant to the Collateral Documents.

“Transfer” is defined in Section 6.1.

“TRICARE” means, collectively, a program of medical benefits covering former and active members of the uniformed services and certain of their dependents, financed and administered by the United States Departments of Defense, Health and Human Services and Transportation, and all laws applicable to such programs.

“UK” and “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland and, as the context requires, England, Scotland and Wales.

“UKBA” is defined in Section 4.18(a).

“UK Credit Party” means a Credit Party incorporated or organized under the laws of England and Wales.

“UK Insolvency Event” means:

(a)          any corporate action, legal proceeding or other procedure or step is taken in relation to:

(i)          the suspension of payments, a moratorium or stay of any indebtedness, winding-up, dissolution, administration or reorganization (by way of voluntary arrangement, scheme of arrangement, arrangement or reconstruction or otherwise) of any UK Credit Party;

(ii)           a composition, compromise, assignment, arrangement or reconstruction with any creditor of any UK Credit Party;

(iii)         the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager, monitor or other similar officer in respect of any UK Credit Party or any of its assets; or

(iv)          the enforcement of any Lien over any assets of any UK Credit Party,

or any analogous procedure or step is taken in any jurisdiction provided that limb (a) shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within fourteen (14) days of commencement;

(b)          any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of a UK Credit Party and is not discharged within fourteen (14) days;

(c)          any UK Credit Party is unable or admits inability to pay its debts as they fall due (or is deemed to or declared to be unable to pay its debts under Requirements of Law), suspends or threatens to suspend making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Secured Party in its capacity as such) with a view to rescheduling any of its indebtedness; or

(d)          a moratorium is declared in respect of any indebtedness of any UK Credit Party provided that if a moratorium occurs, the ending of such moratorium will not remedy any Event of Default caused by that moratorium.

“UK Laws” means all applicable statutes, rules and regulations implemented administered or enforced by the MHRA including, but not limited to, the UK Human Medicines Regulations (SI 2012/1916) and related guidance.

“UK Qualifying Holder” means a Lender or a holder of a Term Loan Note:

(a)          which is beneficially entitled to interest payable to that Lender or relevant holder (as applicable) in relation to the Term Loan Notes and is:

(i)            a company resident in the United Kingdom for United Kingdom tax purposes;

(ii)            a partnership each member of which is:

i.              a company so resident in the United Kingdom; or

ii.          a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the Corporation Tax Act 2009) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the Corporation Tax Act 2009; or

(iii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing its chargeable profits (within the meaning of section 19 of the Corporation Tax Act 2009) of that company; or

(b)          which is a person or body, or the nominee of a person or body, listed in section 936(2) of the Income Tax Act 2007,

provided that such Lender or relevant holder of a Term Loan Note (as applicable) shall not be treated as a UK Qualifying Holder in respect of a payment for the purposes of this Agreement or the relevant Term Loan Note if on the date on which the payment falls due:

(y) the payment could have been made to such relevant Lender or relevant holder of the Term Loan Notes (as applicable) without a Tax Deduction if the relevant Lender or relevant holder of the Term Loan Notes (as applicable) had been a UK Qualifying Holder within paragraphs (a) or (b) of this definition, but on that date that Lender or relevant holder of the Term Loan Notes (as applicable) is not or has ceased to be such a UK Qualifying Holder other than as a result of any change after the date it became a Lender or relevant holder of the Term Loan Notes (as applicable) in (or in the interpretation, administration, or application of) any law or treaty or any published practice or published concession of any relevant taxing authority (a “Tax Change in Law”); or

(z) the relevant Lender or relevant holder of the Term Loan Notes (as applicable) is a Lender or holder that solely falls within paragraph (a) of this definition and an officer of H.M. Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the Income Tax Act 2007 which relates to the payment (other than in circumstances where such Direction has been given to the Borrower in connection with a Tax Change in Law after the date the Lender or relevant holder of the Term Loan Notes (as applicable) became the Lender or other relevant holder).

“United States” or “U.S.” means the United States of America, its fifty (50) states, the District of Columbia, Puerto Rico and any other jurisdiction within the United States of America.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the IRC.

“Wholly-Owned Subsidiary” means, with respect to any Person, a Subsidiary of such Person, all of the Equity Interests of which (other than directors’ qualifying shares or nominee or other similar shares required pursuant to Requirements of Law) are owned by such Person or another Wholly-Owned Subsidiary of such Person.  Unless the context otherwise requires, each reference to a Wholly-Owned Subsidiary herein shall be a reference to a Wholly-Owned Subsidiary of a Credit Party.

“Withdrawal Event” means any: (a) voluntary withdrawal or removal of Product in the United States or any Major European Country by any Credit Party or any of its Subsidiaries after Product has been marketed by any Credit Party or any of its Subsidiaries in the United States or such Major European Country; (b) loss of marketing authorization for Product in the United States or any Major European Country after Product has received such marketing authorization in the United States or such Major European Country; or (c) receipt by any Credit Party or any of its Subsidiaries, from the FDA or any other Regulatory Agency that has jurisdiction over any Major European Country, of a written notice of pending recommendation or final decision to withdraw marketing authorization for Product in the United States or any Major European Country after Product has received such marketing authorization in the United States or such Major European Country.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” is defined in Section 2.6(a).

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective

Date.

IMMUNOCORE LIMITED,
as Borrower and a Credit Party

By	/s/ Lily Margaret Hepworth

Name:	Lily Margaret Hepworth

Title:	Director

IMMUNOCORE HOLDINGS PLC,
as Parent and a Credit Party

By	/s/ Bahija Jallal

Name:	Bahija Jallal

Title:	Director

IMMUNOCORE LLC,
as an additional Credit Party

By	/s/ Brian Di Donato

Name:	Brian Di Donato

Title:	Chief Financial Officer

IMMUNOCORE COMMERCIAL LLC,
as an additional Credit Party

By	/s/ Brian Di Donato

Name:	Brian Di Donato

Title:	Chief Financial Officer

IMMUNOCORE IRELAND LIMITED,
as an additional Credit Party

By	/s/ Lily Margaret Hepworth

Name:	Lily Margaret Hepworth

Title:	Director

Signature Page to Loan Agreement

BIOPHARMA CREDIT PLC,
as Collateral Agent

By:	Pharmakon Advisors, LP,
its Investment Manager

By: Pharmakon Management I, LLC,
its General Partner

By	/s/ Pedro Gonzalez de Cosio
Name: Pedro Gonzalez de Cosio
Title: Managing Member

BPCR LIMITED PARTNERSHIP,
as a Lender

By:	Pharmakon Advisors, LP,
its Investment Manager

By: Pharmakon Management I, LLC,
its General Partner

By	/s/ Pedro Gonzalez de Cosio
Name: Pedro Gonzalez de Cosio
Title: Managing Member

BIOPHARMA CREDIT INVESTMENTS V (MASTER) LP,
as Lender

By:	BioPharma Credit Investments V GP LLC,
its general partner

By: Pharmakon Advisors, LP,
its Investment Manager

By	/s/ Pedro Gonzalez de Cosio
Name: Pedro Gonzalez de Cosio
Title: CEO and Managing Member

Signature Page to Loan Agreement

EXHIBIT A – LOAN ADVANCE REQUEST FORM

Reference is made to that certain Loan Agreement, dated as of __________, 202_, by and among IMMUNOCORE LIMITED, a private limited company incorporated under the laws of England and Wales and limited by shares (“Borrower”), IMMUNOCORE HOLDINGS PLC, a public limited company incorporated under the laws of England and Wales (as “Parent” and a Credit Party), IMMUNOCORE LLC, a Delaware limited liability company (as an additional Credit Party), IMMUNOCORE COMMERCIAL LLC, a Delaware limited liability company (as an additional Credit Party), IMMUNOCORE IRELAND LIMITED, a private company with limited liability incorporated under the laws of the Republic of Ireland (as an additional Credit Party), BIOPHARMA CREDIT PLC (in its capacity as “Collateral Agent”), BPCR LIMITED PARTNERSHIP (a “Lender”) and BIOPHARMA CREDIT INVESTMENTS V (MASTER) LP (a “Lender”), acting by its general partner, BioPharma Credit Investments V GP LLC (the “Loan Agreement”); with any capitalized term not otherwise defined herein having the meaning ascribed to such term in the Loan Agreement.  This Loan Advance Request is being delivered pursuant to Section 3.5 of the Loan Agreement.

The undersigned, being the duly elected and acting ______________ of Borrower does hereby certify to each Lender and the Collateral Agent, solely in his/her capacity as an authorized officer of Borrower and not in his/her personal capacity, that, on [the Tranche A Closing Date]1 [[___________, 20__] (the “Tranche B Closing Date”)]2:

1.          Borrower hereby requests a borrowing of [the Tranche A Loan]3 [the Tranche B Loan, in an original principal amount equal to $_____________]4;

2.          the representations and warranties made by the Credit Parties in Section 4 of the Loan Agreement and in the other Loan Documents are true and correct in all material respects, unless any such representation or warranty is stated to relate to a specific earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date (it being understood that any representation or warranty that is qualified as to “materiality,” “Material Adverse Change,” or similar language shall be true and correct in all respects on the Tranche [A][B] Closing Date5 or as of such earlier date, as applicable);

3.         no Default or Event of Default has occurred since the [Effective Date]6 [Tranche A Closing Date]7 or is occurring as of the date hereof;

4.          each of the Credit Parties is in compliance with the covenants and requirements contained in Sections 5 and 6 of the Loan Agreement;

5.          all conditions referred to in Section 3 of the Loan Agreement to the making of the Tranche [A][B] Loan8 to be made on the Tranche [A][B] Closing Date9 have been satisfied (or waived in writing by the Required Lenders);

1To be included in Advance Request Form for Tranche A Loan only.
2To be included in Advance Request Form for Tranche B Loan only.
3To be included in Advance Request Form for Tranche A Loan only.
4To be included in Advance Request Form for Tranche B Loan only; principal amount not to be greater than $50,000,000.
5As applicable.
6To be included in Advance Request Form for Tranche A Loan only.
7To be included in Advance Request Form for Tranche B Loan only.
8As applicable.
9As applicable.

6.           no Material Adverse Change has occurred since the [Effective Date]10 [Tranche A Closing Date]11;

7.           the undersigned is a Responsible Officer of Borrower; and

8.           the proceeds of the [Tranche A Loan]12 [Tranche B Loan]13 shall be disbursed as set forth on Attachment A hereto14.

Dated:	202_
[Signature page follows]

10To be included in Advance Request Form for Tranche A Loan only.
11To be included in Advance Request Form for Tranche B Loan only.
12To be included in Advance Request Form for Tranche A Loan only.
13To be included in Advance Request Form for Tranche B Loan only.
14To be prepared by Lenders’ counsel.

IMMUNOCORE LIMITED,
as Borrower

By

Name:

Title:

EXHIBIT B-1

THIS TRANCHE A TERM LOAN NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN THE MEANING OF SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED).  HOLDERS OF THIS TRANCHE A TERM LOAN NOTE SHOULD CONTACT BRIAN DI DONATO, CHIEF FINANCIAL OFFICER, IMMUNOCORE AT 92 PARK DRIVE, MILTON PARK, ABINGDON, OXFORDSHIRE OX14 4RY, UNITED KINGDOM IN WRITING TO OBTAIN (1) THE ISSUE PRICE AND ISSUE DATE OF THIS TRANCHE A TERM LOAN NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THIS TRANCHE A TERM LOAN NOTE AND (3) THE YIELD TO MATURITY OF THIS TRANCHE A TERM LOAN NOTE.

SECURED TRANCHE A TERM LOAN PROMISSORY NOTE

$25,000,000.00	Dated: [________], 2022

FOR VALUE RECEIVED, the undersigned, IMMUNOCORE LIMITED, a private limited company incorporated under the laws of England and Wales and limited by shares (“Borrower”), HEREBY PROMISES TO PAY to [BPCR LIMITED PARTNERSHIP] [BIOPHARMA CREDIT INVESTMENTS V (MASTER) LP] (“Lender”), or its registered assignees, the principal amount of TWENTY-FIVE MILLION DOLLARS AND NO CENTS ($25,000,000.00), plus interest on the aggregate unpaid principal amount of this Secured Tranche A Term Loan Promissory Note (this “Tranche A Term Loan Note”) at a per annum rate equal to nine and three-quarters percent (9.75%) per annum, and in accordance with the terms of the Loan Agreement dated as of November 8, 2022 by and among Borrower, Lender, BioPharma Credit PLC, as Collateral Agent, the other Lenders from time to time party thereto and the other parties thereto (as may be amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”).  If not sooner paid, the entire principal amount, all accrued and unpaid interest hereunder, all due and unpaid Lender Expenses and any other amounts payable under the Loan Documents shall be due and payable on the Term Loan Maturity Date.  Any capitalized term not otherwise defined herein shall have the meaning attributed to such term in the Loan Agreement.

Principal, interest and all other amounts due with respect to this Tranche A Term Loan Note are payable in lawful money of the United States of America to Lender as set forth in this Tranche A Term Loan Note.  The principal amount of this Tranche A Term Loan Note and the interest rate applicable thereto, and all payments made with respect thereto, shall be recorded by Borrower in the Note Register.

The Loan Agreement and this Tranche A Term Loan Note issued by Borrower, among other things, (a) provides for the issuance of this Tranche A Term Loan Note by Borrower to Lender, and (b) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events.

This Tranche A Term Loan Note may not be prepaid except as set forth in paragraph (f) or as expressly provided in Section 8.1 of the Loan Agreement.

(a)            Interest Rate.

(i)         Subject to paragraph (b), the principal amount outstanding under each Tranche A Loan shall accrue interest at a fixed per annum rate equal to nine and three-quarters percent (9.75%) per annum (the “Term Loan Rate”), which interest shall be payable quarterly in arrears in accordance with paragraphs (a) through (d) hereof.

(ii)         Interest shall accrue on the outstanding principal amount of this Tranche A Term Loan Note commencing on, and including, the day on which this Tranche A Term Loan Note is issued, and shall accrue on the outstanding principal amount of this Tranche A Term Loan Note, or any portion thereof, through and including the day on which this Tranche A Term Loan Note or such portion is repaid or prepaid in full.

(iii)       Subject to paragraph (g) below, interest is due and payable quarterly on each Interest Date, commencing on the first Interest Date following the Tranche A Closing Date; provided, however, that if any such date is not a Business Day, the applicable interest shall be due and payable on the first Business Day immediately after such date.

(b)           Default Rate.  In the event Borrower fails to pay any of the Obligations when due (after giving effect to any applicable grace or cure period, if any) or upon the commencement and during the continuance of an Insolvency Proceeding of Borrower or upon the occurrence and during the continuance of any other Event of Default, immediately (and without notice or demand by any Lender or the Collateral Agent for payment thereof) to Borrower, such past due Obligations shall accrue interest at a rate per annum which is three percentage points (3.00%) above the rate that is otherwise applicable thereto (the “Default Rate”), and such interest shall be payable entirely in cash on demand of any Lender or the Collateral Agent; provided, however, that, with respect to any Event of Default of the type described in Section 7 5 of the Loan Agreement other than Sections 7.1 and 7.5 5 of the Loan Agreement, the Collateral Agent or the Required Lenders shall notify Borrower in writing regarding the accrual of interest at the Default Rate in respect of any such Obligations as promptly as practicable following the occurrence of such Event of Default; provided, further, that the failure of Lender to deliver such notice to Borrower shall not constitute a waiver of any such Event of Default or affect the right of Lender to collect or demand such accrued interest with respect to any time prior to the giving of such notice or otherwise prejudice or limit any rights or remedies of Lender.  Payment or acceptance of the increased interest rate provided in this paragraph (b) is not a permitted alternative to timely payment of any Obligations and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Collateral Agent or any Lender.

(c)            360-Day Year.  Interest payable under this Tranche A Term Loan Note shall be computed on the basis of a year of 360 days and the actual number of days elapsed.

(d)          Payments.  Except as otherwise expressly provided herein, all Tranche A Loan payments and any other payments hereunder by (or on behalf of) Borrower shall be made on the date specified herein to such bank account of each applicable Lender as such Lender (or the Collateral Agent) shall have designated in a written notice to Borrower delivered on or before the Tranche A Closing Date (which such notice may be updated by such Lender (or the Collateral Agent) by written notice to the Borrower from time to time after the Tranche A Closing Date).  Except as otherwise expressly provided herein, interest is payable quarterly on each Interest Date.  Payments of principal or interest received after 11:00 a.m. on such date are considered received at the opening of business on the next Business Day.  When any payment is due on a day that is not a Business Day, such payment is due on the next Business Day thereafter and additional fees or interest, as applicable, shall continue to accrue until paid.  All payments to be made by Borrower hereunder or under any other Loan Document, including payments of principal and interest made hereunder and pursuant to any other Loan Document, and all fees, expenses, indemnities and reimbursements, shall be made without set-off, recoupment or counterclaim, in lawful money of the United States and in immediately available funds.

(e)            Repayments.

(i)         Borrower shall make equal quarterly payments of principal of the Tranche A Loan only to the Lender that is the registered holder of this Tranche A Term Loan Note at the relevant time, commencing on the first Payment Date on or immediately following the 48th-month anniversary of the Tranche A Closing Date and continuing through the Term Loan Maturity Date.  All unpaid principal with respect to the Tranche A Loan (and, for the avoidance of doubt, all accrued and unpaid interest, all due and unpaid Lender Expenses and any other amounts payable under the Loan Documents) is due and payable in full on the Term Loan Maturity Date.

(ii)         Borrower shall make quarterly payments of interest only to the Lender that is the registered holder of this Tranche A Term Loan Note at the relevant time, based upon the effective rate of interest applicable to this Tranche A Term Loan Note, as determined in paragraph (a) above, commencing on, and including, the date of this Tranche A Term Loan Note; provided, however, that is any such date is not a Business Day, the applicable interest shall be due and payable on the first Business Day immediately after such date.

(iii)       All outstanding principal and accrued and unpaid interest with respect to this Tranche A Term Loan Note is due and payable in full on the Term Loan Maturity Date.  This Tranche A Term Loan Note may only be prepaid in accordance with paragraph (f) below.

(f)            Prepayment of Term Loans.

(i)          Borrower shall have the option, at any time after the Tranche A Closing Date, to prepay, in whole but not in part, outstanding principal amounts under this Tranche A Term Loan Note; provided that (A) Borrower provides written notice to the Collateral Agent of its election (which shall be irrevocable unless the Collateral Agent otherwise consents in writing, provided that such notice may be conditioned upon the occurrence of any events expressly set forth therein) to prepay all of the Term Loans under this Tranche A Term Loan Note, which notice shall include the amount of the outstanding aggregate principal amount of this Tranche A Term Loan Note to be prepaid at least five (5) Business Days prior to such prepayment, and (B) the prepayment of such principal amount shall be accompanied by (x) any and all accrued and unpaid interest thereon through the date of prepayment, (y) other than in the case of an Exempted Prepayment, any and all amounts payable in connection with such prepayment pursuant to Section 2.2(e) and Section 2.2(f) of the Loan Agreement (as applicable) and (z) any and all other amounts payable or accrued and not yet paid under this Tranche A Term Loan Note and the other Loan Documents (including pursuant to Section 2.4 of the Loan Agreement).  The Collateral Agent will promptly notify each Lender of its receipt of such notice, and the amount of such Lender’s Applicable Percentage of such prepayment.  Notwithstanding anything in this paragraph (f)(i) to the contrary, Borrower may rescind any notice of prepayment under this paragraph (f)(i) if such prepayment would have resulted from a refinancing of the Term Loans or other contingent transaction, which refinancing or transaction shall not be consummated or shall otherwise be delayed (in which case, a new notice shall be required to be sent in connection with any subsequent prepayment).

(ii)       Borrower shall promptly, and in any event no later than ten (10) days after the consummation of a Change in Control, notify the Collateral Agent in writing of the occurrence of such Change in Control, which notice shall include reasonable detail as to the nature, timing and other circumstances of such Change in Control (such notice, a “Change in Control Notice”).  Borrower shall prepay in full all of the Term Loans advanced by Lenders under this Tranche A Term Loan Note, no later than ten (10) Business Days after the consummation of such Change in Control, in an amount equal to the sum of (A) all unpaid principal and any and all accrued and unpaid interest with respect to the Term Loans (such interest to be calculated based on Term Loan Rate), and (B) any and all amounts payable with respect to the prepayment under this paragraph (f)(ii) pursuant to Section 2.2(e) and Section 2.2(f) of the Loan Agreement (as applicable), together with any and all other amounts payable or accrued and not yet paid under this Tranche A Term Loan Note and the other Loan Documents (including pursuant to Section 2.4 of the Loan Agreement).  The Collateral Agent will promptly notify each Lender of its receipt of the Change in Control Notice, and the amount of such Lender’s Applicable Percentage of such prepayment.

(iii)       Prior to any prepayment, repurchase, redemption or similar action, of the Permitted Convertible Indebtedness in accordance with its terms (the “Convertible Indebtedness Redemption”) (which occurs prior to the Term Loan Maturity Date), Borrower shall promptly, and in any event no later than fifteen (15) days prior to the consummation of such Convertible Indebtedness Redemption, notify the Collateral Agent in writing of the expected occurrence of such Convertible Indebtedness Redemption, which notice shall include the date on which Borrower shall (subject to the occurrence of any events expressly set forth therein) prepay in full all of the Term Loans advanced by Lenders under this Agreement and reasonable detail as to the nature, timing and other circumstances of such Convertible Indebtedness Redemption (such notice, a “Convertible Indebtedness Redemption Notice”).  Borrower shall prepay in full all of the Term Loans advanced by Lenders under this Agreement, no later than five (5) days prior to the Convertible Indebtedness Redemption, in accordance with the terms of the Term Loan Notes, in an amount equal to the sum of (A) all unpaid principal and any and all accrued and unpaid interest with respect to the Term Loans, and (B) any applicable amounts payable with respect to the prepayment under this paragraph (f)(iii) pursuant to Section 2.2(e) and Section 2.2(f) (as applicable) and all other amounts payable or accrued and not yet paid under the Loan Agreement and the other Loan Documents (including pursuant to Section 2.4).  The Collateral Agent will promptly notify each Lender of its receipt of the Convertible Indebtedness Redemption Notice, and the amount of such Lender’s Applicable Percentage of such prepayment.  Notwithstanding the foregoing, none of the following shall be deemed to be a Convertible Indebtedness Redemption: (u) any prepayment, repurchase, redemption or similar action of the Permitted Convertible Indebtedness using cash proceeds of any issuance of Permitted Convertible Indebtedness (and any cash proceeds received pursuant to the exercise, early unwind or termination of any Permitted Equity Derivatives in connection with such prepayment, repurchase, redemption or action ), provided, however, that such issuance occurs not more than ninety (90) days preceding such prepayment, repurchase, redemption or action ; (v) any prepayment, repurchase, redemption or similar action of the Permitted Convertible Indebtedness using cash proceeds of any issuance of Equity Interests (and any cash proceeds received pursuant to the exercise, early unwind or termination of any Permitted Equity Derivatives in connection with such prepayment, repurchase, redemption or action ), provided, however, that such issuance occurs not more than ninety (90) days preceding such prepayment, repurchase, redemption or action ; (w) the conversion by holders of Permitted Convertible Indebtedness (including any cash payment upon conversion) or required payment of any interest with respect to any Permitted Convertible Indebtedness, in each case, in accordance with the terms of the indenture or other documentation governing such Permitted Convertible Indebtedness, (x) cash payments to redeem any Permitted Convertible Indebtedness; provided, however, that the closing price per share of Parent’s publicly-traded common stock on the Trading Day immediately prior to the day on which Borrower delivers the redemption notice pursuant to the terms of the indenture governing such Permitted Convertible Indebtedness is a least 1.2 times the conversion price of such Permitted Convertible Indebtedness; (y) the exchange of existing Permitted Convertible Indebtedness for (1) new Permitted Convertible Indebtedness (the “Refinancing Convertible Debt”) (or the cash proceeds from the issuance of such Refinancing Convertible Debt) to the extent such Refinancing Convertible Debt is permitted to be issued under the terms of this Agreement and to the extent that such new Refinancing Convertible Debt bears interest at a rate per annum not to exceed the greater of (x) five percent (5.0%) and (y) Term SOFR (as in effect as of the Business Day immediately preceding the pricing of such Refinancing Convertible Debt) plus four percent (4.0%), (2) Equity Interests, (3) the cash proceeds, if any, received pursuant to the exercise, early unwind or termination of any Permitted Equity Derivatives entered into in connection with such existing Permitted Convertible Indebtedness, or (4) cash in respect of accrued and unpaid interest on such exchanged existing Permitted Convertible Indebtedness; or (z) the delivery of Equity Interests and cash in lieu of fractional shares or in respect of accrued and unpaid interest to any holder of Permitted Convertible Indebtedness to induce such holder to convert Permitted Convertible Indebtedness in accordance with the terms of the indenture governing such Permitted Convertible Indebtedness (any such transaction described in clause (w), (x), (y) or (z) above, a “Permitted Transaction” and collectively, the “Permitted Transactions”).

(iv)       Any prepayment of the Term Loans advanced by Lenders under this Tranche A Term Loan Note pursuant to sub-paragraphs (i) through (iii) above or as a result of the acceleration of the maturity of the Term Loans pursuant to Section 8.1(a) of the Loan Agreement (together with the accompanying Makewhole Amount and Prepayment Premium that is payable pursuant to Section 2.2(e) and Section 2.2(f) of the Loan Agreement, as applicable) shall be paid to Lenders in accordance with their respective Applicable Percentages for application to the Obligations in the following order:  (i) first, to due and unpaid Lender Expenses; (ii) second, to due and unpaid Additional Consideration, if any; (iii) third, to accrued and unpaid interest at the Default Rate incurred pursuant to paragraph (b) above, with respect to past due amounts, if any; (iv) fourth, without duplication of amounts paid pursuant to clause (iii) above, to accrued and unpaid interest at the Term Loan Rate; (v) fifth, to the Prepayment Premium, if applicable; (vi) sixth, to the Makewhole Amount, if applicable; (vii) seventh, to the outstanding principal amount of the Term Loans being prepaid; and (viii) eighth, to any remaining amounts then due and payable under this Tranche A Term Loan Note and the other Loan Documents.

(g)           Notwithstanding the other provisions of this Tranche A Term Loan Note, if Borrower has not received notification from The International Stock Exchange that this Tranche A Term Loan Note has been listed prior to the first Interest Date following the issuance of this Tranche A Term Loan Note, interest due and payable on that Interest Date shall be deferred until the date that is the earlier of (i) five (5) Business Days following the date on which Borrower receives notification from The International Stock Exchange that this Tranche A Term Loan Note has been listed and (ii) the next following Interest Date.

As used herein:

“Exempted Prepayment” means the Exempted Refinancing Prepayment or the Exempted Tax Prepayment, as applicable.

“Exempted Refinancing Prepayment” means any prepayment in connection with a refinancing of the Term Loans with any of the Lenders or Affiliate(s) of a Lender or the Collateral Agent.

“Exempted Tax Prepayment” means any prepayment of the Term Loans pursuant to paragraph (f)(i) as a result of (or in anticipation of) any sum payable to Lender under Section 2.6(a) of the Loan Agreement (provided that a Payor shall provide reasonable evidence that such sum is or will be payable under such section) or Section 2.5 of the Loan Agreement.

This Tranche A Term Loan Note and the obligation of Borrower to repay the unpaid principal amount of this Tranche A Term Loan Note, interest thereon, and all other fees and amounts due Lender under the Loan Agreement are secured pursuant to the Collateral Documents.

Presentment for payment, demand, notice of protest and all other demands and notices of any kind in connection with the execution, delivery, performance and enforcement of this Tranche A Term Loan Note are hereby waived by Borrower.

Borrower shall pay all fees and expenses, including any Lender Expenses, in the enforcement or attempt to enforce any of Borrower’s obligations hereunder not performed when due, subject to the terms of this Tranche A Term Loan Note and the Loan Agreement.

THIS TRANCHE A TERM LOAN NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Borrower has caused this Tranche A Term Loan Note to be duly executed by one of its officers thereunto duly authorized on the date hereof.

BORROWER:

IMMUNOCORE LIMITED,
as Borrower

By:

Name:

Title:

EXHIBIT B-2

THIS TRANCHE B TERM LOAN NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN THE MEANING OF SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED).  HOLDERS OF THIS TRANCHE B TERM LOAN NOTE SHOULD CONTACT BRIAN DI DONATO, CHIEF FINANCIAL OFFICER, IMMUNOCORE AT 92 PARK DRIVE, MILTON PARK, ABINGDON, OXFORDSHIRE OX14 4RY, UNITED KINGDOM IN WRITING TO OBTAIN (1) THE ISSUE PRICE AND ISSUE DATE OF THIS TRANCHE B TERM LOAN NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THIS TRANCHE B TERM LOAN NOTE AND (3) THE YIELD TO MATURITY OF THIS TRANCHE B TERM LOAN NOTE.

SECURED TRANCHE B TERM LOAN PROMISSORY NOTE

$____________.00	Dated: [________], 202_

FOR VALUE RECEIVED, the undersigned, IMMUNOCORE LIMITED, a private limited company incorporated under the laws of England and Wales and limited by shares (“Borrower”), HEREBY PROMISES TO PAY to [BPCR LIMITED PARTNERSHIP] [BIOPHARMA CREDIT INVESTMENTS V (MASTER) LP] (“Lender”), or its registered assignees, the principal amount of ____________________ MILLION DOLLARS AND NO CENTS ($___,000,000.00), plus interest on the aggregate unpaid principal amount of this Secured Tranche B Term Loan Promissory Note (this “Tranche B Term Loan Note”) at a per annum rate equal to nine and three-quarters percent (9.75%)  per annum, and in accordance with the terms of the Loan Agreement dated as of November 8, 2022 by and among Borrower, Lender, BioPharma Credit PLC, as Collateral Agent, the other Lenders from time to time party thereto and the other parties thereto (as may be amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”).  If not sooner paid, the entire principal amount, all accrued and unpaid interest hereunder, all due and unpaid Lender Expenses and any other amounts payable under the Loan Documents shall be due and payable on the Term Loan Maturity Date.  Any capitalized term not otherwise defined herein shall have the meaning attributed to such term in the Loan Agreement.

Principal, interest and all other amounts due with respect to this Tranche B Term Loan Note are payable in lawful money of the United States of America to Lender as set forth in the Loan Agreement and this Tranche B Term Loan Note. The principal amount of this Tranche B Term Loan Note and the interest rate applicable thereto, and all payments made with respect thereto, shall be recorded by Borrower in the Note Register.

The Loan Agreement and this Tranche B Term Loan Note issued by Borrower, among other things, (a) provides for the issuance of this Tranche B Term Loan Note by Borrower to Lender, and (b) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events.

This Tranche B Term Loan Note may not be prepaid except as set forth in paragraph (f) of the Loan Agreement or as expressly provided in Section 8.1 of the Loan Agreement.

(a)            Interest Rate.

(i)          Subject to paragraph (d) below, the principal amount outstanding under each Tranche B Loan shall accrue interest at a fixed per annum rate equal to Term SOFR for the Interest Period therefor plus the Applicable Margin (the “Term Loan Rate”), which interest shall be payable quarterly in arrears in accordance with paragraphs (a) and (d) through (f) hereof.

(ii)         Interest shall accrue on the outstanding principal amount of this Tranche B Term Loan Note commencing on, and including, the day on which this Tranche B Term Loan Note is issued, and shall accrue on the outstanding principal amount of this Tranche B Term Loan Note, or any portion thereof, through and including the day on which this Tranche B Term Loan Note or such portion is repaid or prepaid in full.

(iii)        Interest is due and payable quarterly on each Interest Date, commencing on the first Interest Date following the Tranche B Closing Date; provided, however, that if any such date is not a Business Day, the applicable interest shall be due and payable on the first Business Day immediately after such date.

(b)           Conforming Changes.  In connection with the use or administration of Term SOFR, the Collateral Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.  The Collateral Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

(c)            Benchmark Replacement Setting.  Notwithstanding anything to the contrary herein or in any other Loan Document:

(i)         Benchmark Replacement.  Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Collateral Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.  If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a quarterly basis.

(ii)        Conforming Changes.  In connection with the implementation and administration of a Benchmark Replacement, the Collateral Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(iii)       Notices; Standards for Decisions and Determinations.  The Collateral Agent will promptly notify Borrower and the Lenders of (A) the implementation of any Benchmark Replacement and (B) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement.  The Collateral Agent will notify Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to sub-clause (iv) below and (y) the commencement of any Benchmark Unavailability Period.  Any determination, decision or election that may be made by the Collateral Agent or, if applicable, any Lender (or group of Lenders) pursuant to this paragraph (c), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this paragraph (c).

(iv)      Unavailability of Tenor of Benchmark.  Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (A) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (1) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Collateral Agent in its reasonable discretion or (2) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Collateral Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (B) if a tenor that was removed pursuant to sub-clause (A) above either (1) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (2) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Collateral Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(d)           Default Rate.  In the event Borrower fails to pay any of the Obligations when due (after giving effect to any applicable grace or cure period, if any) or upon the commencement and during the continuance of an Insolvency Proceeding of Borrower or upon the occurrence and during the continuance of any other Event of Default, immediately (and without notice or demand by any Lender or the Collateral Agent for payment thereof) to Borrower, such past due Obligations shall accrue interest at a rate per annum which is three percentage points (3.00%) above the rate that is otherwise applicable thereto (the “Default Rate”), and such interest shall be payable entirely in cash on demand of any Lender or the Collateral Agent; provided, however, that, with respect to any Event of Default of the type described in Section 7 of the Loan Agreement other than Sections 7.1 and 7.5 of the Loan Agreement, the Collateral Agent or the Required Lenders shall notify Borrower in writing regarding the accrual of interest at the Default Rate in respect of any such Obligations as promptly as practicable following the occurrence of such Event of Default; provided, further, that the failure of Lender to deliver such notice to Borrower shall not constitute a waiver of any such Event of Default or affect the right of Lender to collect or demand such accrued interest with respect to any time prior to the giving of such notice or otherwise prejudice or limit any rights or remedies of Lender.  Payment or acceptance of the increased interest rate provided in this paragraph (b) is not a permitted alternative to timely payment of any Obligations and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Collateral Agent or any Lender.

(e)            360-Day Year.  Interest payable under this Tranche B Term Loan Note shall be computed on the basis of a year of 360 days and the actual number of days elapsed.

(f)           Payments.  Except as otherwise expressly provided herein, all Tranche B Loan payments and any other payments hereunder by (or on behalf of) Borrower shall be made on the date specified herein to such bank account of each applicable Lender as such Lender (or the Collateral Agent) shall have designated in a written notice to Borrower delivered on or before the Tranche B Closing Date (which such notice may be updated by such Lender (or the Collateral Agent) by written notice to the Borrower from time to time after the Tranche B Closing Date).  Except as otherwise expressly provided herein, interest is payable quarterly on each Interest Date.  Payments of principal or interest received after 11:00 a.m. on such date are considered received at the opening of business on the next Business Day.  When any payment is due on a day that is not a Business Day, such payment is due on the next Business Day thereafter and additional fees or interest, as applicable, shall continue to accrue until paid.  All payments to be made by Borrower hereunder or under any other Loan Document, including payments of principal and interest made hereunder and pursuant to any other Loan Document, and all fees, expenses, indemnities and reimbursements, shall be made without set-off, recoupment or counterclaim, in lawful money of the United States and in immediately available funds.

(g)            Repayments.

(i)         Borrower shall make equal quarterly payments of principal of the Tranche B Loan only to the Lender that is the registered holder of this Tranche A Term Loan Note at the relevant time, commencing on the first Payment Date on or immediately following the 48th-month anniversary of the Tranche A Closing Date and continuing through the Term Loan Maturity Date.  All unpaid principal with respect to the Tranche B Loan (and, for the avoidance of doubt, all accrued and unpaid interest, all due and unpaid Lender Expenses and any other amounts payable under the Loan Documents) is due and payable in full on the Term Loan Maturity Date.

(ii)         Borrower shall make quarterly payments of interest only to the Lender that is the registered holder of this Tranche B Term Loan Note at the relevant time, based upon the effective rate of interest applicable to this Tranche B Term Loan Note, as determined in paragraph (a) above, commencing on, and including, the date of this Tranche B Term Loan Note; provided, however, that is any such date is not a Business Day, the applicable interest shall be due and payable on the first Business Day immediately after such date.

(iii)       All outstanding principal and accrued and unpaid interest with respect to this Tranche B Term Loan Note is due and payable in full on the Term Loan Maturity Date.  This Tranche B Term Loan Note may only be prepaid in accordance with paragraph (h) below.

(h)            Prepayment of Term Loans.

(i)          Borrower shall have the option, at any time after the Tranche B Closing Date, to prepay, in whole but not in part, outstanding principal amounts under this Tranche B Term Loan Note; provided that (A) Borrower provides written notice to the Collateral Agent of its election (which shall be irrevocable unless the Collateral Agent otherwise consents in writing, provided that such notice may be conditioned upon the occurrence of any events expressly set forth therein) to prepay all of the Term Loans under this Tranche B Term Loan Note, which notice shall include the amount of the outstanding aggregate principal amount of this Tranche B Term Loan Note to be prepaid at least five (5) Business Days prior to such prepayment, and (B) the prepayment of such principal amount shall be accompanied by (x) any and all accrued and unpaid interest thereon through the date of prepayment, (y) other than in the case of an Exempted Prepayment, any and all amounts payable in connection with such prepayment pursuant to Section 2.2(e) and Section 2.2(f) of the Loan Agreement (as applicable) and (z) any and all other amounts payable or accrued and not yet paid under this Tranche B Term Loan Note and the other Loan Documents (including pursuant to Section 2.4 of the Loan Agreement).  The Collateral Agent will promptly notify each Lender of its receipt of such notice, and the amount of such Lender’s Applicable Percentage of such prepayment.  Notwithstanding anything in this paragraph (h)(i) to the contrary, Borrower may rescind any notice of prepayment under this paragraph (h)(i) if such prepayment would have resulted from a refinancing of the Term Loans or other contingent transaction, which refinancing or transaction shall not be consummated or shall otherwise be delayed (in which case, a new notice shall be required to be sent in connection with any subsequent prepayment).

(ii)       Borrower shall promptly, and in any event no later than ten (10) days after the consummation of a Change in Control, notify the Collateral Agent in writing of the occurrence of such Change in Control, which notice shall include reasonable detail as to the nature, timing and other circumstances of such Change in Control (such notice, a “Change in Control Notice”).  Borrower shall prepay in full all of the Term Loans advanced by Lenders under this Tranche B Term Loan Note, no later than ten (10) Business Days after the consummation of such Change in Control, in an amount equal to the sum of (A) all unpaid principal and any and all accrued and unpaid interest with respect to the Term Loans (such interest to be calculated based on Term Loan Rate), and (B) any and all amounts payable with respect to the prepayment under this paragraph (f)(ii) pursuant to Section 2.2(e) and Section 2.2(f) of the Loan Agreement (as applicable), together with any and all other amounts payable or accrued and not yet paid under this Tranche B Term Loan Note and the other Loan Documents (including pursuant to Section 2.4 of the Loan Agreement).  The Collateral Agent will promptly notify each Lender of its receipt of the Change in Control Notice, and the amount of such Lender’s Applicable Percentage of such prepayment.

(iii)       Prior to any prepayment, repurchase, redemption or similar action, of the Permitted Convertible Indebtedness in accordance with its terms (the “Convertible Indebtedness Redemption”) (which occurs prior to the Term Loan Maturity Date), Borrower shall promptly, and in any event no later than fifteen (15) days prior to the consummation of such Convertible Indebtedness Redemption, notify the Collateral Agent in writing of the expected occurrence of such Convertible Indebtedness Redemption, which notice shall include the date on which Borrower shall (subject to the occurrence of any events expressly set forth therein) prepay in full all of the Term Loans advanced by Lenders under this Agreement and reasonable detail as to the nature, timing and other circumstances of such Convertible Indebtedness Redemption (such notice, a “Convertible Indebtedness Redemption Notice”).  Borrower shall prepay in full all of the Term Loans advanced by Lenders under this Agreement, no later than five (5) days prior to the Convertible Indebtedness Redemption, in accordance with the terms of the Term Loan Notes, in an amount equal to the sum of (A) all unpaid principal and any and all accrued and unpaid interest with respect to the Term Loans, and (B) any applicable amounts payable with respect to the prepayment under this paragraph(f)(iii) pursuant to Section 2.2(e) and Section 2.2(f) (as applicable) and all other amounts payable or accrued and not yet paid under the Loan Agreement and the other Loan Documents (including pursuant to Section 2.4).  The Collateral Agent will promptly notify each Lender of its receipt of the Convertible Indebtedness Redemption Notice, and the amount of such Lender’s Applicable Percentage of such prepayment.  Notwithstanding the foregoing, none of the following shall be deemed to be a Convertible Indebtedness Redemption: (u) any prepayment, repurchase, redemption or similar action of the Permitted Convertible Indebtedness using cash proceeds of any issuance of Permitted Convertible Indebtedness (and any cash proceeds received pursuant to the exercise, early unwind or termination of any Permitted Equity Derivatives in connection with such prepayment, repurchase, redemption or action ), provided, however, that such issuance occurs not more than ninety (90) days preceding such prepayment, repurchase, redemption or action ; (v) any prepayment, repurchase, redemption or similar action of the Permitted Convertible Indebtedness using cash proceeds of any issuance of Equity Interests (and any cash proceeds received pursuant to the exercise, early unwind or termination of any Permitted Equity Derivatives in connection with such prepayment, repurchase, redemption or action ), provided, however, that such issuance occurs not more than ninety (90) days preceding such prepayment, repurchase, redemption or action ; (w) the conversion by holders of Permitted Convertible Indebtedness (including any cash payment upon conversion) or required payment of any interest with respect to any Permitted Convertible Indebtedness, in each case, in accordance with the terms of the indenture or other documentation governing such Permitted Convertible Indebtedness, (x) cash payments to redeem any Permitted Convertible Indebtedness; provided, however, that the closing price per share of Parent’s publicly-traded common stock on the Trading Day immediately prior to the day on which Borrower delivers the redemption notice pursuant to the terms of the indenture governing such Permitted Convertible Indebtedness is a least 1.2 times the conversion price of such Permitted Convertible Indebtedness; (y) the exchange of existing Permitted Convertible Indebtedness for (1) new Permitted Convertible Indebtedness (the “Refinancing Convertible Debt”) (or the cash proceeds from the issuance of such Refinancing Convertible Debt) to the extent such Refinancing Convertible Debt is permitted to be issued under the terms of this Agreement and to the extent that such new Refinancing Convertible Debt bears interest at a rate per annum not to exceed the greater of (x) five percent (5.0%) and (y) Term SOFR (as in effect as of the Business Day immediately preceding the pricing of such Refinancing Convertible Debt) plus four percent (4.0%), (2) Equity Interests, (3) the cash proceeds, if any, received pursuant to the exercise, early unwind or termination of any Permitted Equity Derivatives entered into in connection with such existing Permitted Convertible Indebtedness, or (4) cash in respect of accrued and unpaid interest on such exchanged existing Permitted Convertible Indebtedness; or (z) the delivery of Equity Interests and cash in lieu of fractional shares or in respect of accrued and unpaid interest to any holder of Permitted Convertible Indebtedness to induce such holder to convert Permitted Convertible Indebtedness in accordance with the terms of the indenture governing such Permitted Convertible Indebtedness (any such transaction described in clause (w), (x), (y) or (z) above, a “Permitted Transaction” and collectively, the “Permitted Transactions”).

(iv)      Any prepayment of the Term Loans advanced by Lenders under this Tranche B Term Loan Note pursuant to sub-paragraphs (i) through (iii) above or as a result of the acceleration of the maturity of the Term Loans pursuant to Section 8.1(a) of the Loan Agreement (together with the accompanying Makewhole Amount and Prepayment Premium that is payable pursuant to Section 2.2(e) and Section 2.2(f) of the Loan Agreement, as applicable) shall be paid to Lenders in accordance with their respective Applicable Percentages for application to the Obligations in the following order:  (i) first, to due and unpaid Lender Expenses; (ii) second, to due and unpaid Additional Consideration, if any; (iii) third, to accrued and unpaid interest at the Default Rate incurred pursuant to paragraph (b) above, with respect to past due amounts, if any; (iv) fourth, without duplication of amounts paid pursuant to clause (iii) above, to accrued and unpaid interest at the Term Loan Rate; (v) fifth, to the Prepayment Premium, if applicable; (vi) sixth, to the Makewhole Amount, if applicable; (vii) seventh, to the outstanding principal amount of the Term Loans being prepaid; and (viii) eighth, to any remaining amounts then due and payable under this Tranche B Term Loan Note and the other Loan Documents.

As used herein:

“Applicable Margin” means, for any day, as to any Tranche B Term Loan, a rate per annum equal to eight and three-quarters percent (8.75%).

“Exempted Prepayment” means the Exempted Refinancing Prepayment or the Exempted Tax Prepayment, as applicable.

“Exempted Refinancing Prepayment” means any prepayment in connection with a refinancing of the Term Loans with any of the Lenders or Affiliate(s) of a Lender or the Collateral Agent.

“Exempted Tax Prepayment” means any prepayment of the Term Loans pursuant to paragraph(f)(i) as a result of (or in anticipation of) any sum payable to Lender under Section 2.6(a) of the Loan Agreement (provided that a Payor shall provide reasonable evidence that such sum is or will be payable under such section) or Section 2.5 of the Loan Agreement.

This Tranche B Term Loan Note and the obligation of Borrower to repay the unpaid principal amount of this Tranche B Term Loan Note, interest thereon, and all other fees and amounts due Lender under the Loan Agreement are secured pursuant to the Collateral Documents.

Presentment for payment, demand, notice of protest and all other demands and notices of any kind in connection with the execution, delivery, performance and enforcement of this Tranche B Term Loan Note are hereby waived by Borrower.

Borrower shall pay all fees and expenses, including any Lender Expenses, in the enforcement or attempt to enforce any of Borrower’s obligations hereunder not performed when due, subject to the terms of this Tranche B Term Loan Note and the Loan Agreement.

THIS TRANCHE B TERM LOAN NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Borrower has caused this Tranche B Term Loan Note to be duly executed by one of its officers thereunto duly authorized on the date hereof.

BORROWER:

IMMUNOCORE LIMITED,
as Borrower

By:

Name:

Title:

EXHIBIT C

FORM OF SECURITY AGREEMENT

EXHIBIT D

COMMITMENTS; NOTICE ADDRESSES

Lender	Commitments	Notice Address

BPCR Limited Partnership	Tranche A Commitment: $25,000,000.00 Tranche B Commitment: $25,000,000.00
BPCR LIMITED PARTNERSHIP
c/o Beaufort House
51 New North Road
Exeter EX4 4EP
United Kingdom
Attn:  Company Secretary
Tel: [***]
Email:  [***]
with copies (which shall not constitute notice) to:

PHARMAKON ADVISORS, LP
110 East 59th Street, #3300
New York, NY 10022
Attn:  Pedro Gonzalez de Cosio
Phone: [***]
Email:  [***]

and

AKIN GUMP STRAUSS HAUER & FELD LLP
One Bryant Park
New York, NY 10036-6745
Attn:  Geoffrey E. Secol
Phone:  [***]
Email:  [***]

BioPharma Credit Investments V (Master) LP	Tranche A Commitment: $25,000,000.00 Tranche B Commitment: $25,000,000.00
BIOPHARMA CREDIT INVESTMENTS V (MASTER) LP
c/o BioPharma Credit Investments V GP LLC
c/o Walkers Corporate Limited
190 Elgin Avenue,
George Town, Grand Cayman KY1-9008
Attn:  Pedro Gonzalez de Cosio

with copies (which shall not constitute notice) to:

PHARMAKON ADVISORS, LP
110 East 59th Street, #3300
New York, NY 10022
Attn:  Pedro Gonzalez de Cosio
Phone: [***]
Email:  [***]

and

AKIN GUMP STRAUSS HAUER & FELD LLP
One Bryant Park
New York, NY 10036-6745
Attn:  Geoffrey E. Secol
Phone:  [***]
Email:  [***]

EXHIBIT E

COMPLIANCE CERTIFICATE

TO:        BIOPHARMA CREDIT PLC

FROM:  IMMUNOCORE LIMITED

The undersigned authorized officer of IMMUNOCORE LIMITED, a private limited company incorporated under the laws of England and Wales and limited by shares, hereby certifies, solely in his/her capacity as a Responsible Officer of Immunocore Limited and not in his/her personal capacity, that in accordance with the terms and conditions of the Loan Agreement (the “Loan Agreement”; capitalized terms used, but not defined herein having the meanings given them in the Loan Agreement) dated as of November 8, 2022 by and among Immunocore Limited, as borrower, the Guarantors from time to time party thereto, BIOPHARMA CREDIT PLC, a public limited company incorporated under the laws of England and Wales (as “Collateral Agent”) and the Lenders:

(i)           The Credit Parties are in complete compliance for the period ending _______________ with all required covenants except as noted below;

(ii)          No Default or Event of Default has occurred and is continuing, except as noted below;

(iii)        Each Credit Party and each of its Subsidiaries has timely filed all U.S. federal income Tax returns and other material Tax returns and reports (or extensions thereof) of each Credit Party and each of its Subsidiaries required to be filed by any of them and such returns and reports are correct in all material respects, and has timely paid all material Taxes owed which are due and payable by such Credit Party or Subsidiary or upon their respective properties, assets, income, businesses and franchises, except as otherwise permitted pursuant to the terms of Section 4.10 or Section 5.3 of the Loan Agreement; and

(iv)        No Liens have been levied or claims made against any Credit Party or any of its Subsidiaries relating to unpaid employee payroll or benefits of which (a) such Credit Party has not previously provided written notification to the Collateral Agent or (b) which do not constitute Permitted Liens.

Attached are the required documents, if any, supporting our certification(s).  The undersigned Responsible Officer on behalf of Borrower further certifies that the attached financial statements (which shall not be attached if such financial statements are deemed delivered by filing with the SEC on Form 10-Q, 6-K, 10-K or 20-F or other applicable form as applicable) fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of applicable the dates and for the applicable periods in accordance with Applicable Accounting Standards consistently applied.

Date:

[signature page follows]

IMMUNOCORE LIMITED,
as Borrower

By

Name:

Title:

[Signature Page to Compliance Certificate]

Please indicate compliance status since the last Compliance Certificate by circling Yes, No, or N/A under “Complies” column.

	Reporting Covenant	Requirement	Complies

1)	Annual Financial Statements	90 days after year end	Yes	No	N/A

2)	Quarterly Financial Statements	45 days after quarter end	Yes	No	N/A

3)	Other Information after an Event of Default	5 Business Days after request	Yes	No	N/A

4)	Legal Action Notice	Promptly	Yes	No	N/A

5)	Notice of Default, etc.	Promptly (within 5 Business Days) after knowledge	Yes	No	N/A

Deposit and Securities Accounts	(Please list all accounts and indicate each Excluded Account with an asterisk (*); attach separate sheet if additional space needed)

	Bank	Account Number	New Account?		Acct Control Agmt in place?
1)			Yes	No	Yes	No
2)			Yes	No	Yes	No
3)			Yes	No	Yes	No
4)			Yes	No	Yes	No
5)			Yes	No	Yes	No
6)			Yes	No	Yes	No

Other Matters
	Have there been any changes in management since the last Compliance Certificate?			Yes	No
	Have there been any prohibited Transfers?			Yes	No

Exceptions
Please explain any exceptions with respect to the certification above: (If no exceptions exist, state “No exceptions.” Attach separate sheet if additional space needed.)

LENDER USE ONLY

			Compliance Status			Yes